                                                      Registration No. 333-52617

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                          PRE-EFFECTIVE AMENDMENT NO. 1
                                   TO FORM S-6
              FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF
         SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2



                          ----------------------------


                        NATIONWIDE VLI SEPARATE ACCOUNT-4
                              (EXACT NAME OF TRUST)


                          ----------------------------


                        NATIONWIDE LIFE INSURANCE COMPANY
                              ONE NATIONWIDE PLAZA
                              COLUMBUS, OHIO 43215
              (EXACT NAME AND ADDRESS OF DEPOSITOR AND REGISTRANT)

                                 DENNIS W. CLICK
                                    SECRETARY
                              ONE NATIONWIDE PLAZA
                              COLUMBUS, OHIO 43215
                     (NAME AND ADDRESS OF AGENT FOR SERVICE)


                          ----------------------------


Approximate date of proposed public offering: (As soon as practicable after the effective date of this Registration Statement).


The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall therefore become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such dates as the Commission, acting pursuant to said Section 8(a), may determine.

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                        CROSS REFERENCE TO ITEMS REQUIRED
                                 BY FORM N-8B-2

N-8B-2 ITEM                                                                                  CAPTION IN PROSPECTUS
 1................................................................................Nationwide Life Insurance Company
                                                                                  The Variable Account
 2................................................................................Nationwide Life Insurance Company
 3................................................................................Custodian of Assets
 4................................................................................Distribution of The Policies
 5................................................................................The Variable Account
 6................................................................................Not Applicable
 7................................................................................Not Applicable
 8................................................................................Not Applicable
 9................................................................................Legal Proceedings
10................................................................................Information About The Policies; How
                                                                                  The Cash Value Varies; Right to
                                                                                  Exchange for a Fixed Benefit Policy;
                                                                                  Reinstatement; Other Policy
                                                                                  Provisions
11................................................................................Investments of The Variable
                                                                                  Account
12................................................................................The Variable Account
13................................................................................Policy Charges
                                                                                  Reinstatement
14................................................................................Underwriting and Issuance -
                                                                                  Premium Payments
                                                                                  Minimum Requirements for
                                                                                  Issuance of a Policy
15................................................................................Investments of the Variable
                                                                                  Account; Premium Payments
16................................................................................Underwriting and Issuance -
                                                                                  Allocation of Cash Value
17................................................................................Surrendering The Policy for Cash
18................................................................................Reinvestment
19................................................................................Not Applicable
20................................................................................Not Applicable
21................................................................................Policy Loans
22................................................................................Not Applicable
23................................................................................Not Applicable
24................................................................................Not Applicable
25................................................................................Nationwide Life Insurance Company
26................................................................................Not Applicable
27................................................................................Nationwide Life Insurance Company
28................................................................................Company Management
29................................................................................Company Management
30................................................................................Not Applicable
31................................................................................Not Applicable
32................................................................................Not Applicable
33................................................................................Not Applicable
34................................................................................Not Applicable
35................................................................................Nationwide Life Insurance Company
36................................................................................Not Applicable
37................................................................................Not Applicable
38................................................................................Distribution of The Policies
39................................................................................Distribution of The Policies

N-8B-2 ITEM                                                                       CAPTION IN PROSPECTUS
40................................................................................Not Applicable
41(a).............................................................................Distribution of The Policies
42................................................................................Not Applicable
43................................................................................Not Applicable
44................................................................................How The Cash Value Varies
45................................................................................Not Applicable
46................................................................................How The Cash Value Varies
47................................................................................Not Applicable
48................................................................................Custodian of Assets
49................................................................................Not Applicable
50................................................................................Not Applicable
51................................................................................Summary of The Policies;
                                                                                  Information About The Policies
52................................................................................Substitution of Securities
53................................................................................Taxation of The Company
54................................................................................Not Applicable
55................................................................................Not Applicable
56................................................................................Not Applicable
57................................................................................Not Applicable
58................................................................................Not Applicable
59................................................................................Financial Statements

                        NATIONWIDE LIFE INSURANCE COMPANY
                                 P.O. Box 182150
                            Columbus, Ohio 43218-2150
                       (800) 547-7548, TDD (800) 238-3035

    LAST SURVIVOR FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICIES
                   ISSUED BY NATIONWIDE LIFE INSURANCE COMPANY
                  THROUGH ITS NATIONWIDE VLI SEPARATE ACCOUNT-4


The life insurance policies offered by this prospectus are last survivor flexible premium variable life insurance policies (collectively referred to as the "Policies"). The Policies are designed to provide life insurance coverage on two named Insureds with a death benefit payable on the death of the last surviving insured. The Policies afford flexibility to vary the amount and frequency of premium payments. The Policies may also provide a Cash Surrender Value if the Policies are surrendered during the lifetime of either Insured. Nationwide Life Insurance Company (the "Company") guarantees to keep the Policy in force if certain requirements defined within this prospectus are met. The death benefit and Cash Value of the Policies may vary to reflect the experience of the Nationwide VLI Separate Account-4 (the "Variable Account") or the Fixed Account to which Cash Values are allocated.


The Policies described in this prospectus are designed to meet the definition of "life insurance" under Section 7702 of the Internal Revenue Code of 1986, as amended (the "Code").


The Policy Owner may allocate Net Premiums and Cash Value to the Fixed Account and to one or more of the Sub-Accounts. The assets of each Sub-Account will be used to purchase shares at Net Asset Value, in one or more of the following series of Underlying Mutual Fund options:



                   AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.,
           A MEMBER OF THE AMERICAN CENTURY(SM) FAMILY OF INVESTMENTS
   American Century VP Income & Growth      American Century VP International
                            American Century VP Value

                                     DREYFUS
The Dreyfus Socially Responsible Growth           Dreyfus Stock Index Fund, Inc.
              Fund, Inc.
        Dreyfus Variable Investment Fund - Capital Appreciation Portfolio

                    FIDELITY VARIABLE INSURANCE PRODUCTS FUND
VIP Equity-Income Portfolio: Service Class   VIP Growth Portfolio: Service Class
VIP High Income Portfolio: Service VIP Class   Overseas Portfolio: Service Class

                  FIDELITY VARIABLE INSURANCE PRODUCTS FUND II
                   VIP II Contrafund Portfolio: Service Class

                  FIDELITY VARIABLE INSURANCE PRODUCTS FUND III
              VIP III Growth Opportunities Portfolio: Service Class

                                 MORGAN STANLEY
     Morgan Stanley Universal Funds, Inc. - Emerging Markets Debt Portfolio
 Van Kampen American Capital Life Investment Trust - Morgan Stanley Real Estate
                              Securities Portfolio

                        NATIONWIDE SEPARATE ACCOUNT TRUST
         Capital Appreciation Fund              Government Bond Fund
               Money Market Fund                Total Return Fund
                            Nationwide Balanced Fund
                          Nationwide Equity Income Fund
                          Nationwide Global Equity Fund
                        Nationwide High Income Bond Fund*
                       Nationwide Multi Sector Bond Fund*
                     Nationwide Select Advisers Mid Cap Fund
                         Nationwide Small Cap Value Fund

                          Nationwide Small Company Fund
                        Nationwide Strategic Growth Fund
                         Nationwide Strategic Value Fund

                  NEUBERGER & BERMAN ADVISERS MANAGEMENT TRUST
           AMT Guardian Portfolio             AMT Mid-Cap Growth Portfolio
                             AMT Partners Portfolio

                       OPPENHEIMER VARIABLE ACCOUNT FUNDS
                       Oppenheimer Aggressive Growth Fund
               (formerly "Oppenheimer Capital Appreciation Fund")
          Oppenheimer Growth Fund         Oppenheimer Growth & Income Fund

                        VAN ECK WORLDWIDE INSURANCE TRUST
          Worldwide Emerging Markets Fund       Worldwide Hard Assets Fund

                              WARBURG PINCUS TRUST
               Growth & Income Portfolio    International Equity Portfolio
                         Post-Venture Capital Portfolio


* These Underlying Mutual Funds may invest in lower quality debt securities commonly referred to as junk bonds.

THE COMPANY GUARANTEES THAT THE DEATH BENEFIT FOR A POLICY WILL NEVER BE LESS THAN THE SPECIFIED AMOUNT STATED ON THE POLICY DATA PAGES AS LONG AS THE POLICY IS IN FORCE. THERE IS NO GUARANTEED CASH SURRENDER VALUE. THIS PROSPECTUS GENERALLY DESCRIBES ONLY THAT PORTION OF THE CASH VALUE ALLOCATED TO THE VARIABLE ACCOUNT. IF THE CASH SURRENDER VALUE IS INSUFFICIENT TO COVER THE CHARGES UNDER THE POLICY, THE POLICY WILL LAPSE. FOR A BRIEF SUMMARY OF THE FIXED ACCOUNT, SEE "THE FIXED ACCOUNT OPTION."

INVESTMENTS IN THESE CONTRACTS ARE NOT DEPOSITS OR OBLIGATIONS OF, AND ARE NOT GUARANTEED OR ENDORSED BY, ANY ADVISER OF THE UNDERLYING MUTUAL FUNDS IDENTIFIED ABOVE, THE U.S. GOVERNMENT, OR ANY BANK OR BANK AFFILIATE. INVESTMENTS ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER GOVERNMENTAL AGENCY. ANY INVESTMENT IN THE CONTRACT INVOLVES CERTAIN INVESTMENT RISK WHICH MAY INCLUDE THE POSSIBLE LOSS OF PRINCIPAL.

THE BENEFITS DESCRIBED IN THIS PROSPECTUS MAY NOT BE AVAILABLE IN EVERY JURISDICTION. PLEASE REFER TO YOUR POLICY FOR SPECIFIC BENEFIT INFORMATION.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE SECURITIES AND EXCHANGE COMMISSION MAINTAINS A WEB SITE, WWW.SEC.GOV, THAT CONTAINS ANY MATERIAL INCORPORATED BY REFERENCE RELATING TO THIS PROSPECTUS.

INFORMATION ABOUT THIS PRODUCT AND OTHER BEST OF AMERICA PRODUCTS CAN BE OBTAINED FROM THE WORLD- WIDE WEB AT WWW.BESTOFAMERICA.COM.

THIS PROSPECTUS SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE. A PROSPECTUS FOR THE UNDERLYING MUTUAL FUND OPTION(S) BEING CONSIDERED MUST ACCOMPANY THIS PROSPECTUS AND SHOULD BE READ IN CONJUNCTION HEREWITH.


               THE DATE OF THIS PROSPECTUS IS SEPTEMBER 15, 1998.

                                GLOSSARY OF TERMS

ATTAINED AGE-The age on the Policy Date, plus the number of full years since the Policy Date.

ACCUMULATION UNIT-An accounting unit of measure used to calculate the Variable Account Cash Value.

AVERAGE ISSUE AGE-Arithmetic average of the ages of the two Insureds at Policy issuance.

BASIC COVERAGE-One of the two types of coverage of which the Specified Amount is comprised; the other type is Supplemental Coverage (see "Underwriting and Issuance").

BENEFICIARY-The person to whom the Death Proceeds are paid.

CASH SURRENDER VALUE-The Policy's Cash Value less Indebtedness and Surrender Charge, if any.

CASH VALUE-The sum of the associated values in the Variable Account, the Fixed Account and the Policy Loan Account.

CODE-The Internal Revenue Code of 1986, as amended.

COMPANY-Nationwide Life Insurance Company.

DEATH PROCEEDS-Amount of money payable to the Beneficiary if both Insureds die while the Policy is in force.

FIXED ACCOUNT-An investment option which is funded by the General Account of the Company.

GENERAL ACCOUNT-All assets of the Company other than those of the Variable Account or of other separate accounts that have been or may be established by the Company.

HOME OFFICE-The main office of the Company located in Columbus, Ohio.

INDEBTEDNESS-Amounts owed the Company as a result of Policy loans including both principal and accrued interest.

INITIAL PREMIUM-The Initial Premium is the premium required for coverage to become effective on the Policy Date. It is shown on the Policy Data Page.

INSUREDS-The persons whose lives are covered by the Policy, and who are named on the Policy Data Page.

IRS-The Internal Revenue Service.

IRS GUIDELINE LEVEL PREMIUM-The amount of level annual premium, calculated in accordance with the provisions of the Internal Revenue Code of 1986, as amended, guaranteed mortality and expense charges, and an interest rate of 4%.

ISSUE AGE-For each Insured, the Issue Age is the Insured's age on his or her last birthday on or before the Policy Date.

LIFETIME DEATH BENEFIT GUARANTEE PREMIUM-The IRS Guideline Level Premium.

LIMITED DEATH BENEFIT GUARANTEE PERIOD-The period running from the Policy Date to the Policy Anniversary on or next following the younger Insured's 75th birthday.

LIMITED DEATH BENEFIT GUARANTEE PREMIUMS-The percentages as set forth in the charts located in the "Grace Period" section of this prospectus of the IRS Guideline Level Premium.

MATURITY DATE-The Policy Anniversary on or next following the younger Insured's 100th birthday.

MINIMUM MONTHLY PREMIUM-The amount of premium that must be paid during the first three years of the Limited Death Benefit Guaranteed Period to keep the Policy in force.

MONTHLY ANNIVERSARY DAY-The same day as the Policy Date for each succeeding month.

NET AMOUNT AT RISK-The difference between the death benefit and the Policy's Cash Value, each calculated at the beginning of the policy month.

NET ASSET VALUE-The value of one share of an Underlying Mutual Fund at the end of a market day or at the close of the New York Stock Exchange. Net Asset Value is computed by adding the value of all portfolio holdings plus other assets, deducting liabilities and then dividing the result by the number of shares outstanding.

NET PREMIUMS-Net Premiums are equal to the actual premiums minus the percent of premium charges. The percent of premium charges are shown on the Policy Data Page.

POLICY ANNIVERSARY-The same day and month as the Policy Date for succeeding years.

POLICY CHARGES-All deductions made from the Cash Value.

POLICY DATE-The date the provisions of the Policy take effect, as shown on the Policy Data Page.

POLICY LOAN ACCOUNT-The Portion of the Cash Value which results from Policy Indebtedness.

POLICY OWNER-The person designated in the Policy application as the Owner.

POLICY YEAR-Each year commencing with the Policy Date and each Policy Anniversary thereafter.

SCHEDULED PREMIUM-The Scheduled Premium is shown on the Policy Data Page.

SEC-The United States Securities and Exchange Commission.

SEC GUIDELINE LEVEL PREMIUM-The amount of level annual premium, calculated in accordance with the provisions of Rule 6e-3(T) under the Investment Company Act of 1940, guaranteed mortality and expense charges, and an interest rate of 5%.

SPECIFIED AMOUNT-A dollar amount used to determine the death benefit of the Policy. The Specified Amount is the sum of the Basic Coverage and any Supplemental Coverage. The Specified Amount is shown on the Policy Data Page. The minimum Specified Amount is $100,000.

SUB-ACCOUNTS-Separate and district divisions of the Variable Account to which specific Underlying Mutual Fund shares are allocated and for which Accumulation Units are separately maintained.

SUPPLEMENTAL COVERAGE-One of two types of coverage of which the Specified Amount is comprised; the other type is Basic Coverage. Supplemental Coverage, if elected at issuance, can never exceed 90% of the Specified Amount (see "Underwriting and Issuance"). Supplemental Coverage is not available in New York.

SURRENDER CHARGE-An amount deducted from the Cash Value if the Policy is surrendered.

UNDERLYING MUTUAL FUNDS-The underlying Mutual Funds which correspond to the Sub-Accounts.

VALUATION DATE-Each day both the New York Stock Exchange and the Home Office are open for business or any other day during which there is a sufficient degree of trading such that the current Net Asset Value of the Accumulation Units might be materially affected.

VALUATION PERIOD-A period commencing with the close of business on a Valuation Date and ending at the close of business for the next succeeding Valuation Date.

VARIABLE ACCOUNT-Nationwide VLI Separate Account-4, a separate investment account of Nationwide Life Insurance Company.

                                TABLE OF CONTENTS

GLOSSARY OF TERMS......................................................................................................3
SUMMARY OF THE POLICIES................................................................................................8
     Variable Life Insurance...........................................................................................8
     The Variable Account and its Sub-Accounts.........................................................................8
     The Fixed Account.................................................................................................8
     Deductions and Charges............................................................................................8
     Premiums.........................................................................................................10
     Death Benefit Guarantees.........................................................................................10
     -Lifetime Death Benefit Guarantee................................................................................10
     -Limited Death Benefit Guarantee.................................................................................10
NATIONWIDE LIFE INSURANCE COMPANY.....................................................................................10
THE VARIABLE ACCOUNT..................................................................................................10
     Investments of the Variable Account..............................................................................11
         American Century Variable Portfolios, Inc., a member of the American Century(SM)
         Family of Investments........................................................................................12
     Dreyfus Stock Index Fund, Inc....................................................................................12
     Dreyfus Variable Investment Fund.................................................................................13
     The Dreyfus Socially Responsible Growth Fund, Inc. ..............................................................13
     Fidelity Variable Insurance Products Fund........................................................................13
     Fidelity Variable Insurance Products Fund II.....................................................................14
     Fidelity Variable Insurance Products Fund III....................................................................14
     Morgan Stanley Universal Funds, Inc..............................................................................14
     Nationwide Separate Account Trust................................................................................15
     Subadvised Nationwide Funds......................................................................................15
     Neuberger & Berman Advisers Management Trust.....................................................................18
     Oppenheimer Variable Account Funds...............................................................................18
     Van Eck Worldwide Insurance Trust................................................................................19
     Van Kampen American Capital Life Investment Trust................................................................19
         Warburg Pincus Trust.........................................................................................20
     Reinvestment.....................................................................................................20
     Transfers........................................................................................................20
     Dollar Cost Averaging............................................................................................21
     Substitution of Securities.......................................................................................21
     Voting Rights....................................................................................................22
INFORMATION ABOUT THE POLICIES........................................................................................22
     Underwriting and Issuance........................................................................................22
     -Minimum Requirements for Issuance of a Policy...................................................................22
     -Premium Payments................................................................................................22
     Allocation of Cash Value.........................................................................................23
     Short-Term Right to Cancel Policy................................................................................23
POLICY CHARGES........................................................................................................23
     Deductions from Premiums.........................................................................................23
     Surrender Charges................................................................................................24
     Deductions from Cash Value.......................................................................................25
     -Monthly Cost of Insurance.......................................................................................25
     -Monthly Administrative Expense Charge...........................................................................26
     -Monthly Mortality Expense Risk Charge...........................................................................26
      Reduction of Charges............................................................................................26
     Expenses of the Underlying Mutual Funds..........................................................................27
HOW THE CASH VALUE VARIES.............................................................................................30
     How the Investment Experience is Determined......................................................................30
     Net Investment Factor............................................................................................30
     Determining the Cash Value.......................................................................................31
     Valuation Periods and Valuation Dates............................................................................31
SURRENDERING THE POLICY FOR CASH......................................................................................31
     Right to Surrender...............................................................................................31

     Cash Surrender Value.............................................................................................31
     Partial Surrenders...............................................................................................31
     Maturity Proceeds................................................................................................32
     Income Tax Withholding...........................................................................................32
POLICY LOANS..........................................................................................................32
     Taking a Policy Loan.............................................................................................32
     Effect on Investment Performance.................................................................................32
     Interest.........................................................................................................33
     Effect on Death Benefit and Cash Value...........................................................................33
     Repayment........................................................................................................33
HOW THE DEATH BENEFIT VARIES..........................................................................................33
     Calculation of the Death Benefit.................................................................................33
THE CASH VALUE ACCUMULATION TEST......................................................................................34
     Proceeds Payable on Death........................................................................................35
RIGHT OF CONVERSION...................................................................................................35
CHANGES OF INVESTMENT POLICY..........................................................................................35
GRACE PERIOD..........................................................................................................35
     -Without Death Benefit Guarantees................................................................................35
     -Lifetime Death Benefit Guarantee................................................................................35
     -Limited Death Benefit Guarantee.................................................................................36
REINSTATEMENT.........................................................................................................36
THE FIXED ACCOUNT OPTION..............................................................................................37
CHANGES IN EXISTING INSURANCE COVERAGE................................................................................37
     Specified Amount Increases.......................................................................................37
     Specified Amount Decreases.......................................................................................37
     Changes in the Death Benefit Option..............................................................................38
OTHER POLICY PROVISIONS...............................................................................................38
     Policy Owner.....................................................................................................38
     Beneficiary......................................................................................................38
     Assignment.......................................................................................................38
     Incontestability.................................................................................................38
     Error in Age or Sex..............................................................................................39
     Suicide..........................................................................................................39
     Nonparticipating Policies........................................................................................39
     Riders...........................................................................................................39
LEGAL CONSIDERATIONS..................................................................................................39
DISTRIBUTION OF THE POLICIES..........................................................................................39
CUSTODIAN OF ASSETS...................................................................................................40
TAX MATTERS...........................................................................................................40
     Policy Proceeds..................................................................................................40
     -Non-Resident Aliens.............................................................................................41
     -Taxation of Policy Split Option Rider...........................................................................41
     -Withholding.....................................................................................................41
     -Federal Estate and Generation Skipping Taxes....................................................................41
     -Taxation of the Policy..........................................................................................42
     -Description of Cash Value Accumulation Test and Guideline Premium/Cash Value Corridor Test......................43
     Taxation of the Company..........................................................................................43
     Tax Changes......................................................................................................43
THE COMPANY...........................................................................................................44
COMPANY MANAGEMENT....................................................................................................44
     Directors of the Company.........................................................................................45
     Executive Officers of the Company................................................................................46
OTHER CONTRACTS ISSUED BY THE COMPANY.................................................................................47
STATE REGULATION......................................................................................................47
REPORTS TO POLICY OWNERS..............................................................................................47
ADVERTISING...........................................................................................................47
YEAR 2000 COMPLIANCE ISSUES...........................................................................................47

LEGAL PROCEEDINGS.....................................................................................................48
EXPERTS...............................................................................................................48
REGISTRATION STATEMENT................................................................................................48
LEGAL OPINIONS........................................................................................................48
APPENDIX .............................................................................................................49
FINANCIAL STATEMENTS..................................................................................................55

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. NO PERSON IS AUTHORIZED TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS.

THE PRIMARY PURPOSE OF THE POLICIES IS TO PROVIDE LIFE INSURANCE PROTECTION FOR THE BENEFICIARY NAMED IN THE POLICY. NO CLAIM IS MADE THAT THE POLICIES ARE IN ANY WAY SIMILAR OR COMPARABLE TO A SYSTEMATIC INVESTMENT PLAN OF AN UNDERLYING MUTUAL FUND.

                             SUMMARY OF THE POLICIES

VARIABLE LIFE INSURANCE

The Policies offered by the Company are offered on a "last survivor" basis. The Policies provide life insurance coverage on two Insureds named in the Policy, and the death benefit is paid on the death of the last surviving Insured. The Policies also may provide a Cash Surrender Value if the Policy is surrendered while the Policy is in force. The death benefit and cash value of the Policies may vary to reflect the experience of the Nationwide VLI Separate Account-4 (the "Variable Account") or the Fixed Account to which Cash Values are allocated (see "How the Death Benefit Varies"). There is no guaranteed Cash Surrender Value (see "How the Cash Value Varies"). If the Cash Surrender Value is insufficient to pay Policy Charges, and neither Death Benefit Guarantee (see "Grace Period") is in effect, the Policy will lapse without value. Under certain conditions, a Policy may become a Modified Endowment Contract as a result of a material change or a reduction in benefits as defined by the Code. Excess premiums paid also may cause the Policy to become a Modified Endowment Contract. A loan, distribution, or other amount received from a Modified Endowment Contract during the life of any Insured will be taxed to the extent of any accumulated income on the Contract. Subject to certain exceptions, any amounts that are taxable withdrawals will be subject to a 10% tax penalty. The Company will monitor premiums paid and other policy transactions and will notify the Policy Owner when the Policy's non-Modified Endowment Contract status is in jeopardy (see "Tax Matters").

THE VARIABLE ACCOUNT AND ITS SUB-ACCOUNTS

The Company places the Policy's Net Premiums in the Variable Account or the Fixed Account at the time the Policy is issued. The Policy Owner chooses the Sub-Accounts and/or the Fixed Account into which the Cash Value will be allocated (see "Allocation of Cash Value"). Assets of each Sub-Account are invested at Net Asset Value in shares of corresponding Underlying Mutual Funds. For a description of the Underlying Mutual Fund options and their investment objectives, see "Investments of the Variable Account."

THE FIXED ACCOUNT

The Fixed Account is funded by the assets of the General Account. Cash Values allocated to the Fixed Account are credited with interest daily at a rate declared by the Company. The interest rate declared is at the Company's sole discretion, but may never be less than an effective annual rate of 4%.

DEDUCTIONS AND CHARGES

The Company deducts certain charges from the assets of the Variable Account and the Cash Value of the Policy. These charges are made for sales expenses, tax expenses, providing life insurance protection and assuming the mortality and expense risks. For a discussion of any charges imposed by the Underlying Mutual Fund options, see the prospectuses of the respective Underlying Mutual Funds.

The Company deducts a sales load from each premium payment, which will not exceed 5.0% during the first ten policy years or 1.5% thereafter. Currently, the sales load is 5.0% during the first ten policy years and 0% thereafter. The total sales load actually deducted from any Policy will be equal to the sum of the front-end sales load plus any sales surrender charge that may be deducted from Policies that are surrendered. In addition, the portion of the increase charges attributable to an increase in Specified Amount that reimburse the Company for expenses incurred during distribution will be added to the total sales load deduction.

The Company also deducts a tax expense charge of 3.5%, both current and guaranteed, from all premium payments. This charge compensates the Company for premium taxes imposed by various state and local jurisdictions and for federal taxes imposed under Section 848 of the Code. The charge includes a premium tax deduction of 2.25% and a federal tax deduction of 1.25%.


Consistent with state insurance regulations, for Policies issued for delivery in the State of New York these premium deductions are 9.5% currently and guaranteed for years 1-10 and 6% guaranteed and 4.5% currently beginning in year eleven.


The Company also deducts the following charges from the Policy's Cash Value on the Policy Date and each subsequent Monthly Anniversary Day reflecting the sum of:

       1.     monthly cost of insurance;

       2. monthly cost of any additional benefits provided by riders to the Policy;

       3.     monthly administrative expense, and

       4.     the monthly mortality and expense risk charges.

       The current monthly administrative expense charge referenced to Item 3 above is the sum of the per Policy charge and the per $1,000 Basic Coverage charge as set forth below:

                                            Monthly                Monthly Per $1,000 Basic
        Policy Year(s)                    Per Policy                       Coverage
             1-10                           $10.00              $0.04 but not less than
                                                                $20.00 or more than $80 per policy

              11+                            $5.00              $0.02 but not less than
                                                                $10.00 or more than $40 per policy

       The charge for year 11+ may be increased at the sole discretion of the Company but may not exceed the charge for years 1-10. After either an increase or a decrease in Specified Amount, the per $1000 portion of the monthly administrative expense charge is based on the new Basic Coverage currently in effect. For Policies issued in the State of New York, this per policy charge is equal to $7.50 per month in all years, both currently and guaranteed. The monthly per $1,000 basic coverage charge in New York is $0.04 per $1,000 per month in the first year only, currently and guaranteed and $0.00 thereafter.

The Company also deducts a charge to assume mortality and expense risks. The Mortality and Expense Risk Charges will be assessed on a monthly basis at the beginning of each Policy month and will be calculated as a percentage of the assets of the Variable Account only. This charge will be deducted proportionally solely from the assets in the Sub-Accounts.

The Mortality and Expense Risk Charge is equivalent to an annual effective rate of 0.55% for policy years 1-10. This charge varies starting at the beginning of Policy Year eleven, depending upon the amount of the Cash Value. If the Cash Value is less than $25,000, the Mortality and Expense Risk Charge will remain at 0.55%. If the Cash Value is between $25,000 and $99,999, then the Mortality and Expense Risk Charge will be reduced to 0.35%. If the Cash Value equals or exceeds $100,000, then the Mortality and Expense Risk Charge will be 0.20%. These charges are all guaranteed. In New York the annual effective rate is 0.55% in years 1-10 and 0.35% beginning in Policy Year eleven, regardless of Cash Value.

The Company deducts a Surrender Charge from the Cash Value for any Policy surrendered during the first 14 Policy Years unless the average issue age is greater than or equal to age 75, in which case there is a Surrender Charge for only the first nine Policy Years. This Surrender Charge is comprised of an Underwriting Surrender Charge and a Sales Surrender Charge. The maximum initial Surrender Charge varies by issue ages, sexes, and underwriting classifications of the Insureds and is calculated based on the Basic Coverage on the Policy Date. The following table illustrates the maximum initial Surrender Charge per $1,000 of initial Basic Coverage for Policies which are issued on a male non-tobacco preferred and a female non-tobacco other than preferred basis. Tobacco, non-tobacco "other than preferred" and preferred are risk classes determined at Policy issuance in accordance with the Company's underwriting guidelines (see Appendix 1 for specific examples)

                   .                      Per $1,000 of
           Average Issue Age          Initial Basic Coverage

                  35                         $5.39
                  45                          8.37
                  55                         11.16
                  65                         15.67
                  75                         23.20

This Surrender Charge does not apply to increases in Specified Amount (see "Glossary"). For further discussion of the Surrender Charge, see "Surrender Charges."

Underlying Mutual Fund shares are purchased at Net Asset Value, which reflects the deduction of investment management fees and certain other expenses. The management fees are charged by each Underlying Mutual Fund's investment adviser for managing the Underlying Mutual Fund and selecting its portfolio of securities. Other Underlying Mutual Fund expenses can include such items as interest expense on loans and contracts with transfer agents, custodians, and other companies that provide services to the Underlying Mutual Fund (see "Expenses of the Underlying Mutual Funds").


PREMIUMS

A Policy may be issued to Insureds at ages consistent with the Company's underwriting guidelines.

For a limited time, the Policy Owner has the right to cancel the Policy and receive a full refund of premiums paid (see "Short-term Right to Cancel Policy").

The Initial Premium is due and will be credited on the Policy Date. Any due and unpaid monthly deductions will be subtracted from the Cash Value on the Policy Date. Insurance will not be effective until the Initial Premium is paid. The Initial Premium is shown on the Policy Data Page. The Initial Premium may be paid to the Company at its Home Office or to an authorized agent. A premium receipt will be furnished upon request.

Premiums other than the Initial Premium may be paid at any time while the Policy is in force. Each premium payment must be at least $50. All premiums after the first are payable at the Home Office. The Company will send Scheduled Premium payment reminder notices according to the premium mode shown in the Policy Data Page. The Company reserves the right to require satisfactory evidence of insurability before accepting any additional premium payment which results in an increase in the Net Amount at Risk. The Net Amount at Risk is the difference between the Death Benefit and the Cash Value, each calculated at the beginning of the Policy month. Also, the Company will refund any portion of any premium payment which is determined to be in excess of the premium limit established by law to qualify the Policy as a contract of life insurance. Where permitted by state law, the Company may also require that any existing Policy Indebtedness be repaid prior to accepting any additional premium payments.

DEATH BENEFIT GUARANTEES

-LIFETIME DEATH BENEFIT GUARANTEE: The Policy will not lapse if cumulative premiums, less any indebtedness and partial withdrawals are greater than or equal to cumulative Lifetime Death Benefit Guarantee Premiums (see "Grace Period").

-LIMITED DEATH BENEFIT GUARANTEE: The Policy will not lapse during the Limited Death Benefit Guarantee Period if cumulative premiums, less any indebtedness and partial withdrawals, are greater than or equal to cumulative Limited Death Benefit Guarantee Premiums. The Limited Death Benefit Guarantee Period runs from the Policy Date to the Policy Anniversary on or next following the younger Insured's 75th birthday (see "Grace Period").

                        NATIONWIDE LIFE INSURANCE COMPANY

The Company is a stock life insurance company organized under the laws of the State of Ohio in March, 1929. The Company is a member of the "Nationwide Insurance Enterprise" with its Home Office at One Nationwide Plaza, Columbus, Ohio 43215.

The Company is a provider of life insurance, annuities and retirement products. It is admitted to do business in all states, the District of Columbia, and Puerto Rico (for additional information, see "The Company").

                              THE VARIABLE ACCOUNT

The Variable Account was established by the Company on December 3, 1987, pursuant to Ohio law. The Company has caused the Variable Account to be registered with the Securities and Exchange Commission as a unit investment trust pursuant to the provisions of the Investment Company Act of 1940 (the "1940 Act"). Nationwide Life Insurance Company, One Nationwide Plaza, Columbus, Ohio 43215 serves as Trustee for the Trust. Nationwide Advisory Services, Inc., One Nationwide Plaza, Columbus, Ohio 43215 serves as principal underwriter for the Trust. Such registration does not involve supervision of the management of the Variable Account or of the Company by the Securities and Exchange Commission.

The Variable Account is a separate investment account of the Company and as such, is not chargeable with the liabilities arising out of any other business the Company may conduct. The Company does not guarantee the investment performance of the Variable Account. The death benefit and Cash Value under the Policy may vary with the investment performance of the investments in the Variable Account (see "How the Death Benefit Varies" and "How the Cash Value Varies").

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Premium payments and Cash Value are allocated within the Variable Account among one or more Sub-Accounts (see "Tax Matters"). The assets of each Sub-Account are used to purchase shares of the Underlying Mutual Fund options designated by the Policy Owner. Thus, the investment performance of a Policy depends upon the investment performance of the Underlying Mutual Fund options designated by the Policy Owner.

INVESTMENTS OF THE VARIABLE ACCOUNT

At the time of application, the Policy Owner elects to have the Net Premiums allocated among one or more of the Sub-Accounts and the Fixed Account (see "Allocation of Cash Value"). During the period in which the Policy Owner may exercise his or her short-term right to cancel the Policy, all Net Premiums not allocated to the Fixed Account are placed in the NSAT-Money Market Fund. At the expiration of the period in which the Policy Owner may exercise his or her short-term right to cancel the Policy, shares of the Underlying Mutual Funds specified by the Policy Owner are purchased at Net Asset Value for the respective Sub-Accounts. Any subsequent Net Premiums received after this period will be allocated based on the Underlying Mutual Fund allocation factors.

No less than 5% of Net Premiums may be allocated to any one Sub-Account or the Fixed Account. The Policy Owner may change the allocation of Net Premiums or may transfer Cash Value from one Sub-Account to another, subject to such terms and conditions as may be imposed by each Underlying Mutual Fund option and as set forth in this prospectus (see "Transfers", "Allocation of Cash Value", and "Short-Term Right to Cancel Policy").

Each of the Underlying Mutual Fund options is a registered investment company which receives investment advice from a registered investment adviser:

     1. American Century Variable Portfolios, Inc., a member of the American Century(SM) Family of Investments, managed by American Century Investment Management, Inc.;

     2. Dreyfus Stock Index Fund, managed by The Dreyfus Corporation/Mellon Equity Associates;

     3. The Dreyfus Socially Responsible Growth Fund, Inc., managed by The Dreyfus Corporation/NCM Capital Management Group;

     4.   Dreyfus Variable Investment Fund, managed by The Dreyfus Corporation;

     5. Fidelity Variable Insurance Products Fund: Service Class, managed by Fidelity Management & Research Company;

     6. Fidelity Variable Insurance Products Fund II: Service Class, managed by Fidelity Management & Research Company;

     7. Fidelity Variable Insurance Products Fund III: Service Class, managed by Fidelity Management & Research Company;

     8. Morgan Stanley Universal Funds, Inc. managed by Morgan Stanley Asset Management, Inc.

     9. Nationwide Separate Account Trust, managed by Nationwide Advisory Services, Inc.;

     10. Neuberger & Berman Advisers Management Trust, managed by Neuberger & Berman Management Incorporated;

     11.  Oppenheimer Variable Accounts Funds, managed by Oppenheimer Funds,
          Inc.;

     12. Van Eck Worldwide Insurance Trust, managed by Van Eck Associates Corporation;

     13. Van Kampen American Capital Life Investment Trust, managed by Van Kampen American Capital Asset Management, Inc.; and

     14.  Warburg Pincus Trust, managed by Warburg Pincus Asset Management, Inc.


The Underlying Mutual Fund options are NOT available to the general public directly. The Underlying Mutual Funds are available as investment options in variable life insurance policies or variable annuity contracts issued by life insurance companies or, in some cases, through participation in certain qualified pension or retirement plans.

Some of the Underlying Mutual Funds have been established by investment advisers which manage publicly traded mutual funds having similar names and investment objectives. While some of the Underlying Mutual Funds may be similar to, and may in fact be modeled after publicly traded mutual funds, Policy purchasers should understand that the Underlying Mutual Funds are not otherwise directly related to any publicly traded mutual fund. Consequently, the investment performance of publicly traded mutual funds and any corresponding Underlying Mutual Funds may differ substantially.

A summary of investment objectives is contained in the description of each Underlying Mutual Fund below. These Underlying Mutual Fund options are available only to serve as the underlying investment for variable annuity and variable life contracts issued through separate accounts of life insurance companies which may or may not be affiliated, also known as "mixed and shared funding." There are certain risks associated with mixed and shared funding, which is disclosed in the Underlying Mutual Funds' prospectuses. A full description of the Underlying Mutual Funds, their investment policies and restrictions, risks and charges are contained in the prospectuses of the respective Underlying Mutual Funds. A prospectus for the Underlying Mutual Fund option(s) being considered must accompany this prospectus and should be read in conjunction herewith.

A copy of each prospectus can be obtained without charge from the Company by calling 1-800-547-7548, TDD 1-800-238-3035, or by writing P.O. Box 182150,
Columbus, Ohio 43218-2150. THERE CAN BE NO ASSURANCE THAT THE INVESTMENT OBJECTIVES WILL BE ACHIEVED.

AMERICAN CENTURY VARIABLE PORTFOLIOS, INC., MEMBER OF THE AMERICAN CENTURY(SM) FAMILY OF INVESTMENTS.

American Century Variable Portfolios, Inc. was organized as a Maryland corporation in 1987. It is a diversified, open-end investment management company which offers its shares only as investment vehicles for variable annuity and variable life insurance products of insurance companies. American Century Variable Portfolios, Inc. is managed by American Century Investment Management, Inc.

       -AMERICAN CENTURY VP INCOME & GROWTH

       Investment Objective: Dividend growth, current income and capital appreciation. The Fund seeks to achieve its investment objective by investing in common stocks. The investment manager constructs the portfolio to match the risk characteristics of the S&P 500 Stock Index and then optimizes each portfolio to achieve the desired balance of risk and return potential. This includes targeting a dividend yield that exceeds that of the S&P 500. Such a management technique known as "portfolio optimization" may cause the Fund to be more heavily invested in some industries than in others. However, the Fund may not invest more than 25% of its total assets in companies whose principal business activities are in the same industry.

       -AMERICAN CENTURY VP INTERNATIONAL

       Investment Objective: To seek capital growth. The Fund will seek to achieve its investment objective by investing primarily in securities of foreign companies that meet certain fundamental and technical standards of selection and, in the opinion of the investment manager, have potential for appreciation. Under normal conditions, the Fund will invest at least 65% of its assets in common stocks or other equity securities of issuers from at least three countries outside the United States. While securities of United States issuers may be included in the portfolio from time to time, it is the primary intent of the manager to diversify investments across a broad range of foreign issuers. Although the primary investment of the Fund will be common stocks (defined to include depository receipts for common stock and other equity equivalents), the Fund may also invest in other types of securities consistent with the Fund's objective. When the manager believes that the total capital growth potential of other securities equals or exceeds the potential return of common stocks, the Fund may invest up to 35% of its assets in such other securities. There can be no assurance that the Fund will achieve its objectives.

       -AMERICAN CENTURY VP VALUE

       Investment Objective: The investment objective of the Fund is long-term capital growth; income is a secondary objective. The equity securities in which the Fund will invest will be primarily securities of well-established companies with intermediate-to-large market capitalizations that are believed by management to be undervalued at the time of purchase. Under normal market conditions, the Fund expects to invest at least 80% of the value of its total asset in equity securities, including common and preferred stock, convertible preferred stock and convertible debt obligations.

DREYFUS STOCK INDEX FUND, INC.

The Dreyfus Stock Index Fund, Inc. ("Fund") is an open-end, non-diversified, management investment company incorporated under Maryland law on January 24, 1989 and commenced operations on September 29, 1989.

The Fund offers its shares only as investment vehicles for variable annuity and variable life insurance products of insurance companies. The Dreyfus Corporation ("Dreyfus") serves as the Fund's manager, while Mellon Equity Associates, an affiliate of Dreyfus, serves as the Fund's index manager. Dreyfus is a wholly-owned subsidiary of Mellon Bank, N.A., which is a wholly-owned subsidiary of Mellon Bank Corporation.

       Investment Objective: To provide investment results that correspond to the price and yield performance of publicly traded common stocks in the aggregate, as represented by the Standard & Poor's 500 Composite Stock Price Index. The Fund is neither sponsored by nor affiliated with Standard & Poor's Corporation.

DREYFUS VARIABLE INVESTMENT FUND

Dreyfus Variable Investment Fund ("Fund") is an open-end, management investment company. It was organized as an unincorporated business trust under the laws of the Commonwealth of Massachusetts on October 29, 1986 and commenced operations on August 31, 1990. The Fund offers its shares only as investment vehicles for variable annuity and variable life insurance products of insurance companies. Dreyfus serves as the Fund's manager. Fayez Sarofim & Company serves as the sub-adviser and provides day-to-day management of the Portfolio.

       -CAPITAL APPRECIATION PORTFOLIO

       Investment Objective: The Portfolio's primary investment objective is to provide long-term capital growth consistent with the preservation of capital; current income is a secondary investment objective. This Portfolio invests primarily in the common stocks of domestic and foreign issuers.

THE DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC.

The Dreyfus Socially Responsible Growth Fund, Inc. is an open-end, diversified, management investment company incorporated under Maryland law on July 20, 1992 and commenced operations on October 7, 1993. The Fund offers its share only as investment vehicles for variable annuity and variable life insurance products of insurance companies. Dreyfus serves as the Fund's investment adviser. NCM Capital Management Group, Inc. serves as the Fund's sub-investment adviser and provides day-to-day management of the Fund's portfolio.

       Investment Objective: Capital growth through equity investment in companies that, in the opinion of the Fund's advisers, not only meet traditional investment standards, but which also show evidence that they conduct their business in a manner that contributes to the enhancement of the quality of life in America. Current income is secondary to the primary goal.

FIDELITY VARIABLE INSURANCE PRODUCTS FUND

The Fidelity Variable Insurance Products Fund (VIP) is an open-end, diversified, management investment company organized as a Massachusetts business trust on November 13, 1981. Shares of VIP are purchased by insurance companies to fund benefits under variable life insurance policies and variable annuity contracts. Fidelity Management & Research Company ("FMR") is the manager for VIP and its portfolios.

       -VIP EQUITY-INCOME PORTFOLIO: SERVICE CLASS

       Investment Objective: Reasonable income by investing primarily in income-producing equity securities. In choosing these securities FMR also will consider the potential for capital appreciation. The Portfolio's goal is to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's 500 Composite Stock Price Index.

       -VIP GROWTH PORTFOLIO: SERVICE CLASS

       Investment Objective: Capital appreciation. This Portfolio will invest in the securities of both well-known and established companies, and smaller, less well-known companies which may have a narrow product line or whose securities are thinly traded. These latter securities will often involve greater risk than may be found in the ordinary investment security. FMR's analysis and expertise plays an integral role in the selection of securities and, therefore, the performance of the Portfolio. Many securities which FMR believes would have the greatest potential may be regarded as speculative, and investment in the Portfolio may involve greater risk than is inherent in other underlying mutual funds. It is also important to point out that this Portfolio makes sense for you if you can afford to ride out changes in the stock market because it invests primarily in common stocks. FMR can also make temporary investments in securities such as investment-grade bonds, high-quality preferred stocks and short-term notes, for defensive purposes when it believes market conditions warrant.

       -VIP HIGH INCOME PORTFOLIO: SERVICE CLASS

       Investment Objective: High level of current income by investing primarily in high-risk, lower-rated, high-yielding, fixed-income securities, while also considering growth of capital. FMR will seek high current income normally by investing the Portfolio's assets as follows:

       o at least 65% in income-producing debt securities and preferred stocks, including convertible securities

       o up to 20% in common stocks and other equity securities when consistent with the Portfolio's primary objective or acquired as part of a unit combining fixed-income and equity securities

       Higher yields are usually available on securities that are lower-rated or that are unrated. Lower-rated securities are usually defined as Ba or lower by Moody's Investor Service, Inc. ("Moody's"); BB or lower by Standard & Poor's and may be deemed to be of a speculative nature. The Portfolio may also purchase lower-quality bonds such as those rated Ca3 by Moody's or C- by Standard & Poor's which provide poor protection for payment of principal and interest (commonly referred to as "junk bonds"). For a further discussion of lower-rated securities, please see the "Risks of Lower-Rated Debt Securities" section of the Portfolio's prospectus.

       -VIP OVERSEAS PORTFOLIO: SERVICE CLASS

       Investment Objective: Long-term capital growth primarily through investments in foreign securities. This Portfolio provides a means for investors to diversify their own portfolios by participating in companies and economies outside the United States.

FIDELITY VARIABLE INSURANCE PRODUCTS FUND II

The Fidelity Variable Insurance Products Fund II (VIP II) is an open-end, diversified, management investment company organized as a Massachusetts business trust on March 21, 1988. VIP II's shares are purchased by insurance companies to fund benefits under variable life insurance policies and variable annuity contracts. FMR is the manager of VIP II and its portfolios.

       -VIP II CONTRAFUND PORTFOLIO: SERVICE CLASS

       Investment Objective: To seek capital appreciation by investing primarily in companies that FMR believes to be undervalued due to an overly pessimistic appraisal by the public. This strategy can lead to investments in domestic or foreign companies, small and large, many of which may not be well known. The Portfolio primarily invests in common stock and securities convertible into common stock, but it has the flexibility to invest in any type of security that may produce capital appreciation.

FIDELITY VARIABLE INSURANCE PRODUCTS FUND III

The Fidelity Variable Insurance Products Fund III (VIP III) is an open-end, diversified, management investment company organized as a Massachusetts business trust on July 14, 1994. VIP III's shares are purchased by insurance companies to fund benefits under variable life insurance policies and variable annuity contracts. FMR is the manager of VIP III and it's portfolios.

       -VIP III GROWTH OPPORTUNITIES PORTFOLIO: SERVICE CLASS

       Investment Objective: Capital growth by investing primarily in common stocks and securities convertible into common stocks. The Portfolio, under normal conditions, will invest at least 65% of its total assets in securities of companies that FMR believes have long-term growth potential. Although the Portfolio invests primarily in common stock and securities convertible into common stock, it has the ability to purchase other securities, such as preferred stock and bonds, that may produce capital growth. The Portfolio may invest in foreign securities without limitation.

MORGAN STANLEY UNIVERSAL FUNDS, INC.

Morgan Stanley Universal Funds, Inc. is a mutual fund designed to provide investment vehicles for variable annuity contracts and variable life insurance policies and for certain tax-qualified investors. Its Emerging Markets Debt Portfolio is managed by Morgan Stanley Asset Management, Inc.

       -EMERGING MARKETS DEBT PORTFOLIO

       Investment Objective: High total return by investing primarily in dollar and non-dollar denominated fixed income securities of government and government-related issuers located in emerging market countries, which securities provide a high level of current income, while at the same time holding the potential for capital appreciation if the perceived creditworthiness of the issuer improves due to improving economic, financial, political, social or other conditions in the country in which the issuer is located.

NATIONWIDE SEPARATE ACCOUNT TRUST

Nationwide Separate Account Trust ("NSAT") is a diversified open-end management investment company created under the laws of Massachusetts. NSAT offers shares in the mutual funds listed below, each with its own investment objectives. Shares of NSAT will be sold primarily to separate accounts to fund the benefits under variable life insurance policies and variable annuity contracts issued by life insurance companies. The assets of NSAT are managed by Nationwide Advisory Services, Inc. ("NAS"), a wholly-owned subsidiary of Nationwide Life Insurance Company.

       -CAPITAL APPRECIATION FUND

       Investment Objective: Long-term growth by primarily investing in a diversified portfolio of the common stock of companies which NAS determines have a better-than-average potential for sustained capital growth over the long term.

       -GOVERNMENT BOND FUND

       Investment Objective: As high a level of income as is consistent with the preservation of capital by investing in a diversified portfolio of securities issued or backed by the U.S. Government, its agencies or instrumentalities.

       -MONEY MARKET FUND

       Investment Objective: As high a level of current income as is considered consistent with the preservation of capital and liquidity by investing primarily in money market instruments.

       -TOTAL RETURN FUND

       Investment Objective: Capital growth by investing in common stocks of companies that NAS believes will have above-average earnings or otherwise provide investors with above-average potential for capital appreciation. To maximize this potential, NAS may also utilize from time to time, securities convertible into common stock, warrants and options to purchase such stocks.

                           SUBADVISED NATIONWIDE FUNDS

       -NATIONWIDE BALANCED FUND

       Subadviser: Salomon Brothers Asset Management, Inc.

       Investment Objective: Primarily seeks above-average income compared to a portfolio entirely invested in equity securities. The Fund's secondary objective is to take advantage of opportunities for growth of capital and income. The Fund seeks its objective primarily through investments in a broad variety of securities, including equity securities, fixed-income securities and short term obligations. Under normal market conditions, it is anticipated that the Fund will invest at least 40% of the Fund's total assets in equity securities and at least 25% in fixed-income senior securities. The Fund's subadviser, Salomon Brothers Asset Management, Inc., will have discretion to invest in the full range of maturities of fixed-income securities. Generally, most of the Fund's long-term debt investments will consist of "investment grade" securities, but the Fund may invest up to 20% of its net assets in non-convertible fixed-income securities rated below investment grade or determined by the subadviser to be of comparable quality. These securities are commonly known as junk bonds. In addition, the Fund may invest an unlimited amount in convertible securities rated below investment grade.

       -NATIONWIDE EQUITY INCOME FUND

       Subadviser: Federated Investment Counseling

       Investment Objective: Seeks above average income and capital appreciation by investing at least 65% of its assets in income-producing equity securities. Such equity securities include common stocks, preferred stocks, and securities (including debt securities) that are convertible into common stocks. The portion of the Fund's total assets invested in each type of equity security will vary according to the Fund's subadviser's assessment of market, economic conditions and outlook.

       -NATIONWIDE GLOBAL EQUITY FUND

       Subadviser: J. P. Morgan Investment Management Inc.

       Investment Objective: To provide high total return from a globally diversified portfolio of equity securities. Total return will consist of income plus realized and unrealized capital gains and losses. The Fund seeks its investment objective through country allocation, stock selection and management of currency exposure. Under normal market conditions, J.P. Morgan Investment Management Inc., intends to keep the Fund essentially fully invested with at least 65% of the value of its total assets in equity securities consisting of common stocks and other securities with equity characteristics such as preferred stocks, warrants, rights, convertible securities, trust certificates, limited partnership interests and equity participations. The Fund's primary equity instruments are the common stock of companies based in the developed countries around the world. The assets of the Fund will ordinarily be invested in the securities of at least five different countries.

       -NATIONWIDE HIGH INCOME BOND FUND

       Subadviser: Federated Investment Counseling

       Investment Objective: Seeks to provide high current income by investing primarily in a professionally managed, diversified portfolio of fixed income securities. To meet its objective, the Fund intends to invest at least 65% of its assets in lower-rated fixed income securities such as preferred stocks, bonds, debentures, notes, equipment lease certificates and equipment trust certificates which are rated BBB or lower by Standard & Poor's or Fitch Investors Service or Baa or lower by Moody's (or if not rated, are determined by the Fund's subadviser to be of a comparable quality). Such investments are commonly referred to as "junk bonds." For a further discussion of lower-rated securities, please see the "High Yield Securities" section of the Fund's prospectus.

       -NATIONWIDE MULTI SECTOR BOND  FUND

       Subadviser: Salomon Brothers Asset Management, Inc. with Salomon Brothers Asset Management Limited

       Investment Objective: Primarily seeks a high level of current income. Capital appreciation is a secondary objective. The Fund seeks to achieve its objectives by investing in a globally diverse portfolio of fixed-income investments and by giving the subadviser, Salomon Brothers Asset Management, Inc. broad discretion to deploy the Fund's assets among certain segments of the fixed-income market that the subadviser believes will best contribute to achievement of the Fund's investment objectives. The Fund reserves the right to invest predominantly in securities rated in medium or lower categories, or as determined by the subadviser to be of comparable quality, commonly referred to as "junk bonds." Although the subadviser has the ability to invest up to 100% of the Fund's assets in lower-rated securities, the subadviser does not anticipate investing in excess of 75% of the Fund's assets in such securities. The Subadviser has entered into a subadvisory agreement with its London based affiliate, Salomon Brothers Asset Management Limited, pursuant to which the subadviser has delegated to Salomon Brothers Asset Management Limited responsibility for management of the Fund's investments in non-dollar denominated debt securities and currency transactions.

       -NATIONWIDE SELECT ADVISERS MID CAP FUND

       Subadvisers: First Pacific Advisors, Inc., Pilgrim Baxter & Associates, Ltd., and Rice, Hall, James & Associates

       Investment Objective: Capital appreciation by investing primarily in equity securities of medium-sized companies (market capitalization between $500 million and $7 billion). Under normal market conditions, the Fund will invest in equity securities consisting of common stock, preferred stock and securities convertible into common stocks, including convertible preferred stock and convertible bonds. NAS has chosen the Fund's subadvisers because they utilize a number of different investment styles. In utilizing these different styles, NAS hopes to increase prospects for investment return and to reduce market risk and volatility.

       -NATIONWIDE SMALL CAP VALUE FUND

       Subadviser: The Dreyfus Corporation

       Investment Objective: Capital appreciation through investment in a diversified portfolio of equity securities of companies with a median market capitalization of approximately $1 billion. Under normal market conditions, at least 75% of the Fund's total assets will be invested in equity securities of companies with market capitalizations at the time of purchase of between $200 million and $2.5 billion. The Fund will invest in equity securities of domestic and foreign issuers characterized as "value" companies according to criteria established by The Dreyfus Corporation, the Fund's subadviser.

       -NATIONWIDE SMALL COMPANY FUND

       Subadvisers: The Dreyfus Corporation, Neuberger & Berman, L.P., Pictet International Management Limited with Van Eck Associates Corporation, Strong Capital Management, Inc. and Warburg Pincus Asset Management, Inc.

       Investment Objective: Long-term growth of capital by investing primarily in equity securities of domestic and foreign companies with market capitalizations of less than $1 billion at the time of purchase. The subadvisers were chosen because they utilize a number of different investment styles when investing in small company stocks. By utilizing different investment styles, NAS hopes to increase prospects for investment return and to reduce market risk and volatility.

       -NATIONWIDE STRATEGIC GROWTH FUND

       Subadviser: Strong Capital Management Inc.

       Investment Objective: Capital growth by investing primarily in equity securities that the Fund's subadviser believes have above-average growth prospects. The Fund will generally invest in companies whose earnings are believed to be in a relatively strong growth trend, and to a lesser extent, in companies in which significant further growth is not anticipated but whose market value is thought to be undervalued. Under normal market conditions, the Fund will invest at least 65% of its total assets in equity securities, including common stocks, preferred stocks, and securities convertible into common or preferred stocks, such as warrants and convertible bonds. The Fund may invest up to 35% of its total assets in debt obligations, including intermediate- to long-term corporate or U.S. Government debt securities.

       -NATIONWIDE STRATEGIC VALUE FUND

       Subadviser: Strong Capital Management Inc./Schafer Capital Management
       Inc.

       Investment Objective: Primarily long-term capital appreciation; current income is a secondary objective. The Fund seeks to meet its objectives by investing in securities which are believed to offer the possibility of increase in value, primarily common stocks of established companies having a strong financial position and a low stock market valuation at the time of purchase in relation to investment value. Other than considered appropriate for cash reserves, the Fund will generally maintain a fully invested position in common stocks of publicly held companies, primarily in stocks of companies listed on a national securities exchange or other equity securities (common stock or securities convertible into common stock). Investments may also be made in debt securities which are convertible into common stocks and in warrants or other rights to purchase common stock, which in such case are considered equity securities by the Fund. Strong Capital Management, Inc. has subcontracted with Schafer Capital Management, Inc. to subadvise the Fund.

NEUBERGER & BERMAN ADVISERS MANAGEMENT TRUST

Neuberger & Berman Advisers Management Trust ("N&B AMT") is an open-end, diversified management investment company consisting of several series. Shares of the series of N&B AMT are offered in connection with certain variable annuity contracts and variable life insurance policies issued through life insurance company separate accounts and are also offered directly to qualified pension and retirement plans outside of the separate account context.

The Guardian, Partners and Mid-Cap Growth Portfolios of N&B AMT invest all of their investable assets in a corresponding series of Advisers Managers Trust managed by Neuberger & Berman Management Incorporated ("N&B Management"). Each series then invests in securities in accordance with an investment objective, policies and limitations identical to those of the Portfolio. This "master/feeder fund" structure is different from that of many other investment companies which directly acquire and manage their own portfolios of securities. (For more information regarding "master/feeder fund" structure, see "Special Information Regarding Organization, Capitalization, and Other Matters" in the underlying mutual fund prospectus.) The investment advisor is N&B Management.

       -AMT GUARDIAN PORTFOLIO

       Investment Objective: Capital appreciation and secondarily, current income. The Portfolio and its corresponding series seek to achieve these objectives by investing in common stocks of long-established, high-quality companies. N&B Management uses a value-oriented investment approach in selecting securities, looking for low price-to-earnings ratios, strong balance sheets, solid management, and consistent earnings.

        -AMT MID-CAP GROWTH PORTFOLIO

        Investment Objective: Capital appreciation by investing in equity securities of medium-sized companies that N&B Management believes have the potential for long-term, above-average capital appreciation. Medium-sized companies have market capitalizations form $300 million to $10 billion at the time of investment. The Portfolio and its corresponding series may invest up to 10% of its net assets, measured at the time of investment, in corporate debt securities that are below investment grade or, if unrated, deemed by N&B Management to be of comparable quality. Securities that are below investment grade, as well as unrated securities, are often considered to be speculative and usually entail greater risk. As a part of the Portfolio's investment strategy, the Portfolio may invest up to 20% of its net assets in securities of issuers organized and doing business principally outside the United States. This limitation does not apply with respect to foreign securities that are denominated in U.S. dollars.

       -AMT PARTNERS PORTFOLIO

       Investment Objective: Capital growth by investing primarily in the common stock of established companies. Its investment program seeks securities believed to be undervalued based on fundamentals such as low price-to-earnings ratios, consistent cash flows, and the company's track record through all parts of the market cycle.

OPPENHEIMER VARIABLE ACCOUNT FUNDS

The Oppenheimer Variable Account Funds are an open-end, diversified management investment company organized as a Massachusetts business trust in 1984. Shares of the Funds are sold to provide benefits under variable life insurance policies and variable annuity contracts. OppenheimerFunds, Inc. is the investment adviser.

       -OPPENHEIMER AGGRESSIVE GROWTH FUND (FORMERLY "OPPENHEIMER CAPITAL APPRECIATION FUND")

       Investment Objective: Capital appreciation by investing in "growth type" companies. Such companies are believed to have relatively favorable long-term prospects for increasing demand for their goods or services, or to be developing new products, services or markets and normally retain a relatively larger portion of their earnings for research, development and investment in capital assets. The Fund may also invest in cyclical industries in "special situations" that OppenheimerFunds, Inc. believes present opportunities for capital growth.

       -OPPENHEIMER GROWTH FUND

       Investment Objective: Capital appreciation by investing in securities of well-known established companies. Such securities generally have a history of earnings and dividends and are issued by seasoned companies (companies which have an operating history of at least five years including predecessors). Current income is a secondary consideration in the selection of the Fund's portfolio securities.

       -OPPENHEIMER GROWTH & INCOME FUND

       Investment Objective: High total return, which stocks, preferred stocks, convertible securities and warrants. Debt investments will include bonds, participation includes growth in the value of its shares as well as current income from quality and debt securities. In seeking its investment objectives, the Fund may invest in equity and debt securities. Equity investments will include common interests, asset-backed securities, private-label mortgage-backed securities and CMOs, zero coupon securities and U.S. debt obligations, and cash and cash equivalents. From time to time, the Fund may focus on small to medium capitalization issuers, the securities of which may be subject to greater price volatility than those of larger capitalized issuers.

VAN ECK WORLDWIDE INSURANCE TRUST

Van Eck Worldwide Insurance Trust ("Van Eck Trust") is an open-end management investment company organized as a business trust under the laws of the Commonwealth of Massachusetts on January 7, 1987. Shares of Van Eck Trust are offered only to separate accounts of insurance companies to fund the benefits of variable life insurance policies and variable annuity contracts. The investment advisor and manager is Van Eck Associates Corporation.

       -WORLDWIDE EMERGING MARKETS FUND

       Investment Objective: Seeks long-term capital appreciation by investing primarily in equity securities in emerging markets around the world. The Fund emphasizes investment in countries that, compared to the world's major economies, exhibit relatively low gross national product per capita, as well as the potential for rapid economic growth.

       -WORLDWIDE HARD ASSETS FUND

       Investment Objective: Long-term capital appreciation by investing primarily in "Hard Asset Securities." For the Fund's purpose, "Hard Assets" are real estate, energy, timber, and industrial and precious metals. Income is a secondary consideration.

VAN KAMPEN AMERICAN CAPITAL LIFE INVESTMENT TRUST

Van Kampen American Capital Life Investment Trust is an open-end diversified management investment company organized as a Delaware business trust. Shares are offered in separate portfolios which are sold only to insurance companies to provide funding for variable life insurance policies and variable annuity contracts. Van Kampen American Capital Asset Management, Inc. serves as the Fund's investment adviser.

       -MORGAN STANLEY REAL ESTATE SECURITIES PORTFOLIO

       Investment Objective: Long-term capital growth by investing principally in a diversified portfolio of securities of companies operating in the real estate industry ("Real Estate Securities"). Current income is a secondary consideration. Real Estate Securities include equity securities, including common stocks and convertible securities, as well as non-convertible preferred stocks and debt securities of real estate industry companies. A "real estate industry company" is a company that derives at least 50% of its assets (marked to market), gross income or net profits from the ownership, construction, management or sale of residential, commercial or industrial real estate. Under normal market conditions, at least 65% of the Fund's total assets will be invested in Real Estate Securities, primarily equity securities of real estate investment trusts. The Portfolio may invest up to 25% of its total assets in securities issued by foreign issuers, some or all of which may also be Real Estate Securities.

WARBURG PINCUS TRUST

The Warburg Pincus Trust is an open-end management investment company organized in March 1995 as a business trust under the laws of The Commonwealth of Massachusetts. The Trust offers its shares to insurance companies for allocation to separate accounts for the purpose of funding variable annuity and variable life contracts. Portfolios are managed by Warburg Pincus Asset Management, Inc. ("Warburg").

        -GROWTH & INCOME PORTFOLIO

       Investment Objective: Long-term growth of capital and income by investing primarily in dividend-paying equity securities. Under normal market conditions, the Portfolio will invest substantially all of its asset in equity securities that Warburg considers to be relatively undervalued based upon research and analysis, taking into account factors such as price/book ratio, price/cash flow ratio, earnings growth, debt/capital ratio and multiples of earnings of comparable securities. Although the Portfolio may hold securities of any size, it currently expects to focus on companies with market capitalizations of $1 billion or greater at the time of initial purchase.

       -INTERNATIONAL EQUITY PORTFOLIO

       Investment Objective: Long-term capital appreciation by investing primarily in a broadly diversified portfolio of equity securities of companies, wherever organized, that in the judgment of Warburg have their principal business activities and interests outside the United States. The Portfolio will ordinarily invest substantially all of its assets, but no less than 65% of its total assets, in common stocks, warrants and securities convertible into or exchangeable for common stocks. The Portfolio intends to invest principally in the securities of financially strong companies with opportunities for growth within growing international economies and markets through increased earning power and improved utilization or recognition of assets.

       -POST-VENTURE CAPITAL PORTFOLIO

       Investment Objective: Long-term growth of capital by investing primarily in equity securities of issuers in their post-venture capital stage of development and pursues an aggressive investment strategy. Under normal market conditions, the Portfolio will invest at least 65% of its total assets in equity securities of "post-venture capital companies." A post-venture capital company is one that has received venture capital financing either: (a) during the early stages of the company's existence or the early stages of the development of a new product or service; or
       (b) as part of a restructuring or recapitalization of the company. The Portfolio may invest up to 10% of its assets in venture capital and other investment funds.

REINVESTMENT

The Underlying Mutual Funds described above have as a policy the distribution of dividends in the form of additional shares (or fractions thereof) of the Underlying Mutual Funds. The distribution of additional shares will not affect the number of Accumulation Units attributable to a particular Policy.

TRANSFERS

After the first Policy Anniversary, the Policy Owner may annually transfer a portion of the value of the Variable Account to the Fixed Account, without penalty or adjustment. The Policy Owner may request a transfer of up to 100% of the Cash Value from the Variable Account to the Fixed Account. The Company reserves the right to restrict transfers to the Fixed Account to 25% of the Cash Value. The Policy Owner's Cash Value in each Sub-Account will be determined as of the date the transfer request is received in the Home Office in good order.

The Policy Owner may transfer a portion of the value of the Fixed Account to the Variable Account once each Policy Year, without penalty or adjustment. The Policy Owner may request a transfer of up to 100% of the Cash Value in the Fixed Account to the Sub-Accounts. The Company reserves the right to restrict the amounts of such transfers to 25% of the Cash Value in the Fixed Account.

Transfers may be made once per Valuation Date and may be made either in writing or, in states allowing such transfers, by telephone. In states allowing telephone transfers, and if the Policy Owner so elects, the Company will also permit the Policy Owner to utilize the Telephone Exchange Privilege for exchanging amounts among Sub-Account options. The Company will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. Such procedures may include any or all of the following, or such other procedures as the Company may, from time to time, deem reasonable: requesting identifying information, such as name, contract number, Social Security Number, and/or personal identification number; tape recording all telephone transactions; and providing written confirmation thereof to both the Policy Owner and any agent of record at the last address of record. Although failure to follow reasonable procedures may result in the Company's liability for any losses due to unauthorized or fraudulent telephone transfers, the Company will not be liable for following instructions communicated by telephone which it reasonably believes to be genuine. Any losses incurred pursuant to actions taken by the Company in reliance on telephone instructions reasonably believed to be genuine will be borne by the Contract Owner. The Company may determine to withdraw the Telephone Exchange Privilege, upon 30 days written notice to Policy Owners.

Policy Owners who have entered into a Dollar Cost Averaging Agreement with the Company (see "Dollar Cost Averaging" below) may transfer from the Fixed Account to the Variable Account under the terms of that agreement.

Policies described in this prospectus may in some cases be sold to individuals who independently utilize the services of a firm or individual engaged in market timing. Generally, such firms or individuals obtain authorization from multiple Policy Owners to make transfers and exchanges among the Sub-Accounts on the basis of perceived market trends. Because of the unusually large transfers of funds associated with some of these transactions, the ability of the Company or Underlying Mutual Funds to process such transactions may be compromised, and the execution of such transactions may possibly disadvantage or work to the detriment of other Policy Owners not utilizing market timing services.

Accordingly, the right to exchange Cash Surrender Values among the Sub-Accounts may be subject to modification if such rights are exercised by a market timing firm or any other third party authorized to initiate transfer or exchange transactions on behalf of multiple Policy Owners. THE RIGHTS OF INDIVIDUAL POLICY OWNERS TO EXCHANGE CASH SURRENDER VALUES, WHEN INSTRUCTIONS ARE SUBMITTED DIRECTLY BY THE POLICY OWNER, OR BY THE POLICY OWNER'S REPRESENTATIVE OF RECORD AS AUTHORIZED BY THE EXECUTION OF A VALID NATIONWIDE LIMITED POWER OF ATTORNEY FORM, WILL NOT BE MODIFIED IN ANY WAY. In modifying such rights, the Company may, among other things, not accept: (1) the transfer or exchange instructions of any agent acting under a power of attorney on behalf of more than one Policy Owner; or (2) the transfer or exchange instructions of individual policy owners who have executed pre-authorized transfer or exchange forms which are submitted by market timing firms or other third parties on behalf of more than one Policy Owner at the same time. The Company will not impose any such restrictions or otherwise modify exchange rights unless such action is reasonably intended to prevent the use of such rights in a manner that will disadvantage or potentially impair the contract rights of other Policy Owners.

DOLLAR COST AVERAGING

The Policy Owner may direct the Company to automatically transfer from the NSAT-Government Bond Fund, Fidelity VIP High Income Portfolio, NSAT-Money Market Fund, NSAT-Nationwide High Income Bond Fund or the Fixed Account, to any other Sub-Account within the Variable Account. Dollar Cost Averaging will occur on a monthly basis or on another frequency permitted by the Company. Dollar Cost Averaging is a long-term investment program which provides for regular, level investments over time. The Company makes no guarantees that Dollar Cost Averaging will result in a profit or protect against loss. To qualify for Dollar Cost Averaging, there must be a minimum total Cash Value, less Policy Indebtedness, of $15,000. The minimum monthly transfer is $100. In addition, Dollar Cost Averaging monthly transfers from the Fixed Account must be equal to or less than 1/30th of the Fixed Account value when the program is requested. Transfers will be processed until either the value in the originating funds is exhausted or the Policy Owner instructs the Home Office in writing to cancel the transfers.

The Company reserves the right to discontinue establishing new Dollar Cost Averaging programs. The Company also reserves the right to assess a processing fee for this service.

SUBSTITUTION OF SECURITIES

If shares of the Underlying Mutual Fund options should no longer be available for investment by the Variable Account or, if in the judgment of the Company's management, further investment in such Underlying Mutual Funds should become inappropriate in view of the purposes of the Policy, the Company may substitute shares of another Underlying Mutual Fund for shares already purchased or to be purchased in the future by Net Premium payments under the Policy. No substitution of securities in the Variable Account may take place without prior approval of the Securities and Exchange Commission, and under such requirements as it and any state insurance department may impose.

VOTING RIGHTS

Voting rights under the Policies apply ONLY with respect to Cash Value allocated to the Sub-Accounts.

In accordance with its view of applicable law, the Company will vote the shares of the Underlying Mutual Funds at regular and special meetings of the shareholders. These shares will be voted in accordance with instructions received from Policy Owners. If the 1940 Act or any regulation thereunder should be amended or if the present interpretation changes permitting the Company to vote the shares of the Underlying Mutual Funds in its own right, the Company may elect to do so.

The Policy Owner is the person who has voting interest under the Policy. The number of Underlying Mutual Fund shares attributable to each Policy Owner is determined by dividing any portion of the Policy's Cash Value derived from participation in that Underlying Mutual Fund by the Net Asset Value of one share of that Underlying Mutual Fund.

The number of shares which may be voted will be determined as of a date chosen by the Company, but not more than 90 days prior to the meeting of the Underlying Mutual Fund. Each person having a voting interest will receive periodic reports relating to the Underlying Mutual Fund, proxy material and a form with which to give such voting instructions.

Voting instruction will be solicited by written communication at least 21 days prior to such meeting. Underlying Mutual Fund shares held by the Company or by the Variable Account as to which no timely instructions are received will be voted by the Company in the same proportion as the voting instructions which are received.

Notwithstanding contrary Policy Owner voting instructions, the Company may vote Underlying Mutual Fund shares in any manner necessary to enable the Underlying Mutual Fund to: (1) make or refrain from making any change in the investments or investment policies for any of the Underlying Mutual Funds, if required by an insurance regulatory authority; (2) refrain from making any change in the investment policies or any investment adviser or principal underwriter of any portfolio which may be initiated by Policy Owners or the Underlying Mutual Fund's Board of Directors, provided the Company's disapproval of the change is reasonable and, in the case of a change in the investment policies or investment adviser, based on a good faith determination that such change would be contrary to state law or otherwise inappropriate in light of the portfolio's objective and purposes; or (3) enter into or refrain from entering into any advisory agreement or underwriting contract, if required by any insurance regulatory authority.

                         INFORMATION ABOUT THE POLICIES

UNDERWRITING AND ISSUANCE

-Minimum Requirements for Issuance of a Policy

The Policies provide life insurance coverage and the flexibility to vary the amount and frequency of premium payments, subject to applicable tax requirements. At issue of the Policy, the Policy Owner selects the premium and Specified Amount, which consists of the Basic Coverage and Supplemental Coverage, if any. The proportion of Supplemental Coverage is irrevocably elected by the Policy Owner at issue, and thus, once elected such proportion cannot change. A Policy Owner can apply to increase or decrease the Specified Amount no more than once per Policy Year.

The minimum Specified Amount is $100,000. Supplemental Coverage cannot exceed 90% of the Specified Amount.

The Supplemental Coverage differs from the Basic Coverage in several respects:
(1) Supplemental Coverage has lower cost of insurance rates, on a current basis;
(2) has no Surrender charges; and (3) has no monthly per unit charge, on a current basis. Supplemental Coverage is not available for Policies issued in the State of New York.

Policies may be issued to Insureds at ages consistent with the Company's underwriting guidelines. Before issuing any Policy, the Company requires satisfactory evidence of insurability which may include medical examinations.

-Premium Payments

The Initial Premium for a Policy is payable in full to an authorized agent or at the Home Office. Upon payment of an initial premium, temporary insurance may be provided, subject to a maximum amount. The effective date of permanent insurance coverage is dependent upon completion of all underwriting requirements, payment of the entire Initial Premium, and delivery of the Policy while both Insureds are still living.

Each premium payment must be at least $50. Additional premium payments may be made at any time while the Policy is in force. However, the Company reserves the right to require satisfactory evidence of insurability before accepting any additional premium payment which results in an increase in the net amount at risk. Also, the Company will refund any portion of any premium payment which is determined to be in excess of the premium limit established by law to qualify the Policy as a contract for life insurance. Where permitted by state law, the Company may also require that any existing Policy Indebtedness be repaid prior to accepting any additional premium payments. Additional premium payments or other changes to the contract, may jeopardize the Policy's non-modified endowment status. The Company will monitor premiums paid and other Policy transactions and will notify the Policy Owner when non-modified endowment contract status is in jeopardy (see "Tax Matters").

ALLOCATION OF CASH VALUE

When the Policy is issued, the Net Premiums will be allocated to the NSAT- Money Market Fund (for any Net Premiums allocated to a Sub-Account on the application) or to the Fixed Account until the expiration of the period in which the Policy Owner may exercise his or her short-term right to cancel the Policy (see "Short-Time Right to Cancel Policy"). At the expiration of the period in which the Policy Owner may exercise his or her short term right to cancel the Policy, shares of the Underlying Mutual Funds specified by the Policy Owner will be purchased at Net Asset Value for the respective Sub-Account(s). The Policy Owner may change the allocation of Net Premiums or may transfer Cash Value from one Sub-Account to another, subject to such terms and conditions as may be imposed by each Underlying Mutual Fund and as set forth in the prospectus. Net Premiums allocated to the Fixed Account at the time of application may not be transferred prior to the first Policy Anniversary (see "Transfers" and "Investments of the Variable Account").

The designation of investment allocations will be made by the prospective Policy Owner at the time of application for a Policy. The Policy Owner may change the way in which future Net Premiums are allocated by giving written notice to the Company. All percentage allocations must be in whole numbers, and must be at least 5%. The sum of allocations must equal 100%.

SHORT-TERM RIGHT TO CANCEL POLICY

A Policy may be returned for cancellation and a full refund of premium within 10 days after the Policy is received, within 45 days after the application for insurance is signed, or within 10 days after the Company mails or delivers a Notice of Right of Withdrawal, whichever is latest. The Policy can be mailed or delivered to the registered representative who sold it, or to the Company. Immediately after such mailing or delivery, the Policy will be deemed void from the beginning. The Company will refund either the total premiums paid or, the Cash Value less Indebtedness, as prescribed by the state in which the Policy was issued, within seven days after it receives the Policy. The scope of this right may vary by state. The Policy provision approved or used in a particular state will be disclosed in any Policy issued.

                                 POLICY CHARGES

DEDUCTIONS FROM PREMIUMS

The Company deducts a sales load from each premium payment which will not exceed 5.0% of such premium payment during the first ten policy years or 1.5% of such premium payment thereafter. Currently, the sales load is 5.0% during the first ten policy years and 0% thereafter. The total sales load actually deducted from any Policy will be equal to the sum of this front-end sales load plus any sales surrender charge that may be deducted from Policies that are surrendered. In addition, the portion of the increase charges that reimburse the Company for expenses incurred during distribution will be added to the total sales load deduction.

The Company also deducts a tax expense charge of 3.5%, both current and guaranteed, from all premium payments. This charge reimburses the Company for premium taxes imposed by various state and local jurisdictions and for federal taxes imposed under Section 848 of the Code. This Charge includes a premium tax deduction of 2.25% and a federal tax deduction of 1.25%.

The 2.25% premium tax deduction approximates the Company's average expense for state and local premium tax. Premium taxes vary by jurisdiction ranging from zero to more than 4%. The premium tax deduction is made whether or not any premium tax applies and the deduction may be higher or lower than the premium tax imposed. The 1.25% federal tax deduction is designed to reimburse the Company for expenses incurred from federal taxes imposed under Section 848 of the Code (enacted by the Omnibus Budget Reconciliation Act of 1990). The Company does not expect to make a profit from the tax expense charge.

For the State of New York these premium deductions are 9.5% currently and guaranteed for years 1-10 and 6% guaranteed and 4.5% currently beginning in year eleven.

SURRENDER CHARGES

The Company deducts a Surrender Charge from the Policy's Cash Value for any Policy surrendered during the first fourteen Policy Years, unless the average issue age is greater than or equal to age 75, in which case there is a Surrender Charge for only the first nine Policy Years. The maximum Surrender Charge varies by the issue ages, sexes, and underwriting classifications of the Insureds and is calculated based on the initial Basic Coverage on the Policy Date. The following table illustrates the maximum Surrender Charge per $1,000 of initial Basic Coverage for Policies which are issued on a male non-tobacco preferred and a female non-tobacco other than preferred basis (see Appendix 1 for specific examples) based on $1 million specified amount.

                                        Per $1,000 of
          Average Issue Age          Initial Basic Coverage

               35/35                       $ 5.54
               45/45                         8.51
               55/55                        11.30
               65/65                        15.82
               75/75                        23.34

The Surrender Charge is comprised of two components: an underwriting surrender charge and sales surrender charge. The underwriting surrender charge varies by average issue age in the following manner:

                                    Underwriting Surrender
                                 Charge per $1,000 of Initial
          Average Issue Age             Basic Coverage

                0-39                        $4.00
               40-49                         6.00
               50-59                         7.00
               60-85                         8.00

The remainder of the Surrender Charge which is not attributable to the underwriting surrender charge component represents the sales surrender charge component. In no event will this component exceed 23.75% of the lesser of the SEC Guideline Level Premium in the first year or the premiums actually paid in the first year. The maximum sales surrender charge per $1,000 of initial Basic Coverage based upon a Policy issued on a male non-tobacco preferred and a female non-tobacco other than preferred basis and is shown in the following table.


                                  Sales Surrender Charge per
                                       $1,000 of Initial
          Average Issue Age              Basic Coverage

               35/35                        $ 1.54
               45/45                          2.51
               55/55                          4.30
               65/65                          7.82
               75/75                         15.34

The purpose of the sales surrender charge is to reimburse the Company for some of the expenses incurred in the distribution of the Policies.

The underwriting surrender charge is designed to cover the administrative expenses associated with underwriting and issuing the Policy, including the costs of processing applications, conducting medical exams, determining insurability and the Insured's underwriting class, and establishing Policy records. The Company does not expect to profit from the underwriting surrender charges. The Surrender Charge may be insufficient to recover certain expenses related to the sale of the Policies. Unrecovered expenses are born by the Company's general assets which may include profits, if any, from mortality and expense risk charges (see "Deductions from

Cash Value"). Additional premiums and/or income earned on assets in the Variable Account have no effect on these charges. The Surrender Charge does not apply to increases or decreases in Specified Amount.

The Surrender Charge is reduced in subsequent Policy Years in the following manner:

                     FOR AN AVERAGE ISSUE AGE LESS THAN 75:

                   Surrender Charge                        Surrender Charge                       Surrender Charge
                  as a % of Initial                       as a % of Initial                      as a % of Initial
  Policy Year      Surrender Charge      Policy Year      Surrender Charges      Policy Year      Surrender Charge
       1                 100%                 6                  85%                  11                60%
       2                 100%                 7                  80%                  12                45%
       3                 100%                 8                  75%                  13                30%
       4                  95%                 9                  70%                  14                15%
       5                  90%                10                  65%                  15+                0%

              FOR AN AVERAGE ISSUE AGE GREATER THAN OR EQUAL TO 75:

                  Surrender Charge                        Surrender Charge
                  as a % of Initial                       as a % of Initial
 Policy Year      Surrender Charge       Policy Year      Surrender Charges
      1                 100%                  6                  60%
      2                 100%                  7                  45%
      3                  90%                  8                  30%
      4                  80%                  9                  15%
      5                  70%                 10+                  0%

DEDUCTIONS FROM CASH VALUE

The Company also deducts the following charges from the Policy's Cash Value on the Policy Date and each subsequent Monthly Anniversary Day:

       1.     monthly cost of insurance; plus

       2.     monthly cost of any additional benefits provided by riders; plus

       3.     monthly administrative expense; plus

       4.     monthly mortality and expense risk charges

Items 1 through 3 above will be charged proportionately to the Cash Value in each Sub-Account and the Fixed Account. The monthly mortality and expense risk charges will be charged proportionately to the Cash Value in each Sub-Account.

-Monthly Cost of Insurance

The monthly cost of insurance charge is determined in a manner that reflects the anticipated mortality of the two Insureds and the fact that the death benefit is not payable until the death of the second Insured to die.

The monthly cost of insurance charge for each Policy month is determined by multiplying the monthly cost of insurance rate by the net amount at risk. The net amount at risk is the difference between the death benefit and the Policy's Cash Value, each calculated at the beginning of the policy month.

Monthly cost of insurance rates will not exceed those guaranteed in the Policy. Guaranteed cost of insurance rates are based on the 1980 Commissioners Standard Ordinary Mortality Table, Age Last Birthday (1980 CSO). Guaranteed cost of insurance rates for Policies issued on a substandard basis are based on appropriate multiples of the 1980 CSO. These mortality tables are sex distinct. In addition, separate mortality tables will be used for standard and non-tobacco.

The rate class of an Insured may affect the cost of insurance rate. The Company currently places Insureds into both standard rate classes and substandard classes that involve a higher mortality risk. In an otherwise identical Policy, an Insured in the standard rate class will have a lower cost of insurance than an Insured in a rate class with higher mortality risks.

-Monthly Administrative Expense Charge

The Company deducts a monthly Administrative Expense Charge to reimburse it for certain expenses related to maintenance of the Policies, accounting and record keeping and periodic reporting to Policy Owners. This charge is designed only to reimburse the Company for certain actual administrative expenses. The Company does not expect to recover from this charge any amount in excess of aggregate maintenance expenses. Currently, this charge is the sum of the per policy charge and the per $1,000 Basic Coverage charge as set forth below:

        Policy Year(s)                    Per Policy            Per $1,000 Basic Coverage
             1-10                           $10.00              $0.04 but not less than
                                                                $20.00 or more than $80 per policy

              11+                            $5.00              $0.02 but not less than
                                                                $10.00 or more than $40 per policy

The charge for year 11+ may be increased at the sole discretion of the Company but may not exceed the charge for years 1-10. After a change in Specified Amount, the per $1000 portion of the monthly administrative Expense Charge is based on the new Basic Coverage in effect. For Policies issued in the State of New York, this per policy charge is equal to $7.50 per month in all years, both currently and guaranteed. The monthly per $1,000 basic coverage charge in New York is $0.04 per $1,000 in the first year only, subject to a minimum of $20.00 and a maximum of $80.00 per policy, currently and guaranteed and $0.00 thereafter.

-Monthly Mortality Expense Risk Charge

The Company assumes certain risks for guaranteeing the mortality and expense charges. The mortality risk assumed under the Policies is that both Insureds may die sooner than expected. The expense risk assumed is that the actual expenses incurred in issuing and administering the Policies may be greater than expected. In addition, the Company assumes risks associated with the non-recovery of policy issue, underwriting and other administrative expenses due to Policies which lapse or are surrendered in the early Policy Years.

To compensate the Company for assuming these risks associated with the Policies, the Company deducts a mortality and expense risk charge at the beginning of each policy month. The Mortality and Expense Risk Charge will apply solely to the assets in the Variable Account. This charge will be deducted proportionately from the assets in the Sub-Accounts.

The Mortality and Expense Risk Charge is equivalent to an annual effective rate of 0.55% for policy years 1-10. This charge varies starting at the beginning of policy year eleven depending upon the amount of the Cash Value. If the Cash Value is less than $25,000, the Mortality and Expense Risk Charge will remain at 0.55%. If the Cash Value is between $25,000 and $99,999, then the Mortality and Expense Risk Charge will be reduced to 0.35%. If the Cash Value equals or exceeds $100,000, then the Mortality and Expense Risk Charge will be 0.20%. These charges are all guaranteed. In the State of New York the annual effective rate is 0.55% in years 1-10 and 0.35% beginning in year eleven, regardless of Cash Value.

REDUCTION OF CHARGES

The Policy is available for purchase by individuals, corporations and other groups. For group or sponsored arrangements (including employees of the Company and their family members) and for special exchange programs which the Company may make available from time to time, the Company reserves the right to reduce or eliminate the sales load, surrender charge, monthly administrative charge, monthly cost of insurance charges or other charges normally assessed on certain multiple life cases where it is expected that the size or nature of such cases will result in savings of sales, underwriting, administrative or other costs.

Eligibility for and the amount of these reductions will be determined by a number of factors, including the number of Insureds, the total premium expected to be paid, total assets under management for the Policy Owner, the nature of the relationship among individual Insureds, the purpose for which the Policies are being purchased, the expected persistency of individual Policies, and any other circumstances which, in the opinion of the Company is rationally related to the expected reduction in expenses. The extent and nature of reductions may change from time to time. Any variations in the charge structure will be determined in a uniform manner reflecting differences in costs of services and not unfairly discriminatory to Policy Owners.

EXPENSES OF THE UNDERLYING MUTUAL FUNDS

Underlying Mutual Fund shares are purchased at Net Asset Value, which reflects the deduction of investment management fees and certain other expenses. The management fees are charged by each Underlying Mutual Fund's investment adviser for managing the Underlying Mutual Fund and selecting its portfolio of securities. Other Underlying Mutual Fund expenses can include such items as interest expense on loans and contracts with transfer agents, custodians, and other companies that provide services to the Underlying Mutual Fund. The management fees and other expenses for each Underlying Mutual Fund for its most recently completed fiscal year, expressed as a percentage of the Underlying Mutual Fund's average assets, are as follows:

                     UNDERLYING MUTUAL FUND ANNUAL EXPENSES
                          (AFTER EXPENSE REIMBURSEMENT)

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                                                   Management                                                   Total Portfolio
                                                      Fees            Other Expenses         12b-1 Fees       Operating Expenses
-----------------------------------------------------------------------------------------------------------------------------------
American Century Variable Portfolios, Inc. -          0.70%                0.00%                0.00%                0.70%
American Century VP Income & Growth
-----------------------------------------------------------------------------------------------------------------------------------
American Century Variable Portfolios, Inc. -          1.50%                0.00%                0.00%                1.50%
American Century VP International
-----------------------------------------------------------------------------------------------------------------------------------
American Century Variable Portfolios, Inc. -          1.00%                0.00%                0.00%                1.00%
American Century VP Value
-----------------------------------------------------------------------------------------------------------------------------------
The Dreyfus Socially Responsible Growth               0.75%                0.01%                0.00%                0.76%
Fund, Inc.
-----------------------------------------------------------------------------------------------------------------------------------
Dreyfus Stock Index Fund, Inc.                        0.25%                0.03%                0.00%                0.28%
-----------------------------------------------------------------------------------------------------------------------------------
Dreyfus Variable Investment Fund - Capital            0.75%                0.05%                0.00%                0.80%
Appreciation Portfolio
-----------------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Equity-Income Portfolio:                 0.50%                0.05%                0.10%                0.65%
Service Class*
-----------------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Growth Portfolio: Service                0.60%                0.07%                0.10%                0.77%
Class*
-----------------------------------------------------------------------------------------------------------------------------------
Fidelity VIP High Income Portfolio: Service           0.59%                0.11%                0.10%                0.80%
Class*
-----------------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Overseas Portfolio: Service              0.75%                0.16%                0.10%                1.01 %
Class*
-----------------------------------------------------------------------------------------------------------------------------------
Fidelity VIP II Contrafund Portfolio:                 0.60%                0.08%                0.10%                0.78%
Service Class*
-----------------------------------------------------------------------------------------------------------------------------------
Fidelity VIP III Growth Opportunities                 0.60%                0.13%                0.10%                0.83%
Portfolio:  Service Class*
-----------------------------------------------------------------------------------------------------------------------------------
Morgan Stanley Universal Funds, Inc. -                0.04%                1.26%                0.00%                1.30%
Emerging Markets Debt Portfolio
-----------------------------------------------------------------------------------------------------------------------------------
NSAT - Capital Appreciation Fund                      0.60%                0.09%                0.00%                0.69%
-----------------------------------------------------------------------------------------------------------------------------------
NSAT - Government Bond Fund                           0.50%                0.08%                0.00%                0.58%
-----------------------------------------------------------------------------------------------------------------------------------
NSAT - Money Market Fund                              0.40%                0.08%                0.00%                0.48%
-----------------------------------------------------------------------------------------------------------------------------------
NSAT - Total Return Fund                              0.60%                0.07%                0.00%                0.67%
-----------------------------------------------------------------------------------------------------------------------------------
NSAT - Nationwide Balanced Fund                       0.75%                0.15%                0.00%                0.90%
-----------------------------------------------------------------------------------------------------------------------------------
NSAT - Nationwide Equity Income Fund                  0.80%                0.15%                0.00%                0.95%
-----------------------------------------------------------------------------------------------------------------------------------
NSAT - Nationwide Global Equity Fund                  1.00%                0.20%                0.00%                1.20%
-----------------------------------------------------------------------------------------------------------------------------------
NSAT - Nationwide High Income Bond Fund               0.80%                0.15%                0.00%                0.95%
-----------------------------------------------------------------------------------------------------------------------------------
NSAT - Nationwide Multi-Sector Bond Fund              0.75%                0.15%                0.00%                0.90%
-----------------------------------------------------------------------------------------------------------------------------------
NSAT - Nationwide Select Advisers Mid Cap             1.05%                0.15%                0.00%                1.20%
Fund
-----------------------------------------------------------------------------------------------------------------------------------
NSAT - Nationwide Small Cap Value Fund                0.90%                0.15%                0.00%                1.05%
-----------------------------------------------------------------------------------------------------------------------------------
NSAT - Nationwide Small Company Fund                  1.00%                0.11%                0.00%                1.11%
-----------------------------------------------------------------------------------------------------------------------------------
NSAT - Nationwide Strategic Growth Fund               0.90%                0.10%                0.00%                1.00%
-----------------------------------------------------------------------------------------------------------------------------------
NSAT - Nationwide Strategic Value Fund                0.90%                0.10%                0.00%                1.00%
-----------------------------------------------------------------------------------------------------------------------------------
Neuberger & Berman AMT - Guardian Portfolio           0.60%                0.40%                0.00%                1.00%
-----------------------------------------------------------------------------------------------------------------------------------
Neuberger & Berman AMT - Mid-Cap Growth               0.60%                0.40%                0.00%                1.00%
Portfolio
-----------------------------------------------------------------------------------------------------------------------------------
Neuberger & Berman AMT - Partners Portfolio           0.80%                0.06%                0.00%                0.86%
-----------------------------------------------------------------------------------------------------------------------------------
Oppenheimer Variable Account Funds -                  0.71%                0.02%                0.00%                0.73%
Oppenheimer Aggressive Growth Fund
-----------------------------------------------------------------------------------------------------------------------------------

                                                   Management                                                   Total Portfolio
                                                      Fees            Other Expenses         12b-1 Fees       Operating Expenses
-----------------------------------------------------------------------------------------------------------------------------------
Oppenheimer Variable Account Funds -                  0.73%                0.02%                0.00%                0.75%
Oppenheimer Growth Fund
-----------------------------------------------------------------------------------------------------------------------------------
Oppenheimer Variable Account Funds -                  0.75%                0.08%                0.00%                0.83%
Oppenheimer Growth & Income Fund
-----------------------------------------------------------------------------------------------------------------------------------
Van Eck Worldwide Insurance Trust -                   0.80%                0.00%                0.00%                0.80%
Worldwide Emerging Markets Fund
-----------------------------------------------------------------------------------------------------------------------------------
Van Eck Worldwide Insurance Trust -                   1.00%                0.17%                0.00%                1.17%
Worldwide Hard Assets Fund
-----------------------------------------------------------------------------------------------------------------------------------
Van Kampen American Capital Life Investment           1.00%                0.07%                0.00%                1.07%
Trust - Morgan Stanley Real Estate
Securities Portfolio
-----------------------------------------------------------------------------------------------------------------------------------
Warburg Pincus Trust - Growth & Income                0.65%                0.35%                0.00%                1.00%
Portfolio
-----------------------------------------------------------------------------------------------------------------------------------
Warburg Pincus Trust - International Equity           1.00%                0.35%                0.00%                1.35%
Portfolio
-----------------------------------------------------------------------------------------------------------------------------------
Warburg Pincus Trust - Post-Venture Capital           1.07%                0.33%                0.00%                1.40%
Portfolio
-----------------------------------------------------------------------------------------------------------------------------------

     The Underlying Mutual Fund expenses shown above are assessed at the Underlying Mutual Fund level and are not direct charges against Variable Account assets or reductions from Cash Value. These Underlying Mutual Fund expenses are taken into consideration in computing each Underlying Mutual Fund's Net Asset Value, which is the share price used to calculate the unit values of the Variable Account. The management fees and other expenses are more fully described in the prospectuses for each Underlying Mutual Fund. The information relating to the Underlying Mutual Fund expenses was provided by the Underlying Mutual Fund and was not independently verified by the Company. The following Underlying Mutual Funds are subject to the following fee waiver and/or expense reimbursement arrangements:

       -------------------------- ----------------------------------------------
                 FUND             EXPENSES WITHOUT REIMBURSEMENT FOR WAIVER
       -------------------------- ----------------------------------------------
       Fidelity VIP Equity -      The Management Fees, Other Expenses and Total
       Income Portfolio:          Portfolio Operating Expenses are net of any
       Service Class              fee waivers or expense reimbursements. The
                                  investment adviser has voluntarily agreed to
                                  reimburse a portion of the management fees
                                  and/or other expenses resulting in a
                                  reduction of total expenses. Without such
                                  waivers or reimbursement, Management Fees
                                  would have equaled 0.50%, Other Expenses
                                  would have equaled 0.08%, 12b-1 Fees would
                                  have equaled 0.10% and Total Portfolio
                                  Operating Expenses would have equaled 0.68%.
       -------------------------- ----------------------------------------------
       Fidelity VIP Growth        The Management Fees, Other Expenses and Total
       Portfolio: Service Class   Portfolio Operating Expenses are net of any
                                  fee waivers or expense reimbursements. The
                                  investment adviser has voluntarily agreed to
                                  reimburse a portion of the management fees
                                  and/or other expenses resulting in a
                                  reduction of total expenses. Without such
                                  waivers or reimbursements, Management Fees
                                  would have equaled 0.60%, Other Expenses
                                  would have equaled 0.09%, 12b-1 Fees would
                                  have equaled 0.10% and Total Portfolio
                                  Operating Expenses would have equaled 0.79%.
       -------------------------- ----------------------------------------------
       Fidelity VIP Overseas      The Management Fees, Other Expenses and Total
       Portfolio: Service Class   Portfolio Operating Expenses are net of any
                                  fee waivers or expense reimbursements. The
                                  investment adviser has voluntarily agreed to
                                  reimburse a portion of the management fees
                                  and/or other expenses resulting in a
                                  reduction of total expenses. Without such
                                  waivers or reimbursements, Management Fees
                                  would have equaled 0.75%, Other Expenses
                                  would have equal 0.17%, 12b-1 Fees would have
                                  equaled 0.10% and Total Portfolio Operating
                                  Expenses would have equaled 1.02%.
       -------------------------- ----------------------------------------------
       Fidelity VIP II            The Management Fees, Other Expenses and Total
       Contrafund Portfolio:      Portfolio Operating Expenses are net of any
       Service Class              fee waivers or expense reimbursements. The
                                  investment adviser has voluntarily agreed to
                                  reimburse a portion of the management fees
                                  and/or other expenses resulting in a
                                  reduction of total expenses. Without such
                                  waivers or reimbursements, Management Fees
                                  would have equaled 0.60%, Other Expenses
                                  would have equaled 0.11%, 12b-1 Fees would
                                  have equaled 0.10% and Total Portfolio
                                  Operating Expenses would have equaled 0.81%.
       -------------------------- ----------------------------------------------
       Fidelity VIP III Growth    The Management Fees, Other Expenses and Total
       Opportunities Portfolio:   Portfolio Operating Expenses are net of any
       Service Class              fee waivers or expense reimbursements. The
                                  investment adviser has voluntarily agreed to
                                  reimburse a portion of the management fees
                                  and/or other expenses resulting in a
                                  reduction of total expenses. Without such
                                  waivers or reimbursements, Management Fees
                                  would have equaled 0.60%, Other Expenses
                                  would have equaled 0.14%, 12b-1 Fees would
                                  have equaled 0.10% and Total Portfolio
                                  Operating Expenses would have equaled 0.84%.
       -------------------------- ----------------------------------------------

       -------------------------- ----------------------------------------------
                 FUND             EXPENSES WITHOUT REIMBURSEMENT FOR WAIVER
       -------------------------- ----------------------------------------------
       Morgan Stanley Universal   The Management Fees, Other Expenses and Total
       Funds, Inc. - Emerging     Portfolio Operating Expenses are net of any
       Markets Debt Portfolio     fee waivers or expense reimbursements. The
                                  investment adviser has voluntarily agreed to
                                  reimburse a portion of the management fees
                                  and/or other expenses resulting in a
                                  reduction of total expenses. Without such
                                  waivers or reimbursements, Management Fees
                                  would have equaled 0.80%, Other Expenses
                                  would have equaled 1.26% and Total Portfolio
                                  Operating Expenses would have equaled 2.06%.
       -------------------------- ----------------------------------------------
       NSAT-Nationwide Balanced   The Management Fees, Other Expenses and Total
       Fund                       Portfolio Operating Expenses are net of any
                                  fee waivers or expense reimbursements. The
                                  investment adviser has voluntarily agreed to
                                  reimburse a portion of the management fees
                                  and/or other expenses resulting in a
                                  reduction of total expenses. Without such
                                  waivers or reimbursements, Management Fees
                                  would have equaled 1.15%, Other Expenses
                                  would have equaled 3.75% and Total Portfolio
                                  Operating Expenses would have equaled 4.90%.
       -------------------------- ----------------------------------------------
       NSAT-Nationwide Equity     The Management Fees, Other Expenses and Total
       Income Fund                Portfolio Operating Expenses are net of any
                                  fee waivers or expense reimbursements. The
                                  investment adviser has voluntarily agreed to
                                  reimburse a portion of the management fees
                                  and/or other expenses resulting in a
                                  reduction of total expenses. Without such
                                  waivers or reimbursements, Management Fees
                                  would have equaled 1.20%, Other Expenses
                                  would have equaled 4.43% and Total Portfolio
                                  Operating Expenses would have equaled 5.63%.
       -------------------------- ----------------------------------------------
       NSAT-Nationwide Global     The Management Fees, Other Expenses and Total
       Equity Fund                Portfolio Operating Expenses are net of any
                                  fee waivers or expense reimbursements. The
                                  investment adviser has voluntarily agreed to
                                  reimburse a portion of the management fees
                                  and/or other expenses resulting in a
                                  reduction of total expenses. Without such
                                  waivers or reimbursements, Management Fees
                                  would have equaled 1.40%, Other Expenses
                                  would have equaled 1.44% and Total Portfolio
                                  Operating Expenses would have equaled 2.84%.
       -------------------------- ----------------------------------------------
       NSAT-Nationwide High       The Management Fees, Other Expenses and Total
       Income Bond Fund           Portfolio Operating Expenses are net of any
                                  fee waivers or expense reimbursements. The
                                  investment adviser has voluntarily agreed to
                                  reimburse a portion of the management fees
                                  and/or other expenses resulting in a
                                  reduction of total expenses. Without such
                                  waivers or reimbursements, Management Fees
                                  would have equaled 1.20%, Other Expenses
                                  would have equaled 0.98% and Total Portfolio
                                  Operating Expenses would have equaled 2.18%.
       -------------------------- ----------------------------------------------
       NSAT-Nationwide            The Management Fees, Other Expenses and Total
       Multi-Sector Bond Fund     Portfolio Operating Expenses are net of any
                                  fee waivers or expense reimbursements. The
                                  investment adviser has voluntarily agreed to
                                  reimburse a portion of the management fees
                                  and/or other expenses resulting in a
                                  reduction of total expenses. Without such
                                  waivers or reimbursements, Management Fees
                                  would have equaled 1.15%, Other Expenses
                                  would have equaled 3.26% and Total Portfolio
                                  Operating Expenses would have equaled 4.41%.
       -------------------------- ----------------------------------------------
       NSAT-Nationwide Select     The Management Fees, Other Expenses and Total
       Advisers Mid Cap Fund      Portfolio Operating Expenses are net of any
                                  fee waivers or expense reimbursements. The
                                  investment adviser has voluntarily agreed to
                                  reimburse a portion of the management fees
                                  and/or other expenses resulting in a
                                  reduction of total expenses. Without such
                                  waivers or reimbursements, Management Fees
                                  would have equaled 1.45%, Other Expenses
                                  would have equaled 1.86% and Total Portfolio
                                  Operating Expenses would have equaled 3.31%.
       -------------------------- ----------------------------------------------
       NSAT-Nationwide Small      The Management Fees, Other Expenses and Total
       Cap Value Fund             Portfolio Operating Expenses are net of any
                                  fee waivers or expense reimbursements. The
                                  investment adviser has voluntarily agreed to
                                  reimburse a portion of the management fees
                                  and/or other expenses resulting in a
                                  reduction of total expenses. Without such
                                  waivers or reimbursements, Management Fees
                                  would have equaled 1.30%, Other Expenses
                                  would have equaled 5.01% and Total Portfolio
                                  Operating Expenses would have equaled 6.31%.
       -------------------------- ----------------------------------------------
       NSAT-Nationwide            The Management Fees, Other Expenses and Total
       Strategic Growth Fund      Portfolio Operating Expenses are net of any
                                  fee waivers or expense reimbursements. The
                                  investment adviser has voluntarily agreed to
                                  reimburse a portion of the management fees
                                  and/or other expenses resulting in a
                                  reduction of total expenses. Without such
                                  waivers or reimbursements, Management Fees
                                  would have equaled 1.30%, Other Expenses
                                  would have equaled 5.03% and Total Portfolio
                                  Operating Expenses would have equaled 6.33%.
       -------------------------- ----------------------------------------------
       NSAT-Nationwide            The Management Fees, Other Expenses and Total
       Strategic Value Fund       Portfolio Operating Expenses are net of any
                                  fee waivers or expense reimbursements. The
                                  investment adviser has voluntarily agreed to
                                  reimburse a portion of the management fees
                                  and/or other expenses resulting in a
                                  reduction of total expenses. Without such
                                  waivers or reimbursements, Management Fees
                                  would have equaled 1.30%, Other Expenses
                                  would have equaled 4.24% and Total Portfolio
                                  Operating Expenses would have equaled 5.54%.
       -------------------------- ----------------------------------------------

       -------------------------- ----------------------------------------------
                 FUND             EXPENSES WITHOUT REIMBURSEMENT FOR WAIVER
       -------------------------- ----------------------------------------------
       Van Eck Worldwide          The Management Fees, Other Expenses and Total
       Insurance Trust -          Portfolio Operating Expenses are net of any
       Emerging Markets Fund      fee waivers or expense reimbursements. The
                                  investment adviser Worldwide has voluntarily
                                  agreed to reimburse a portion of the
                                  management fees and/or other expenses
                                  resulting in a reduction of total expenses.
                                  Without such waivers or reimbursements,
                                  Management Fees would have equaled 1.00%,
                                  Other Expenses would have equaled 0.34% and
                                  Total Portfolio Operating Expenses would have
                                  equaled 1.34%.
       -------------------------- ----------------------------------------------
       Van Eck Worldwide          The Management Fees, Other Expenses and Total
       Insurance Trust -          Portfolio Operating Expenses are net of any
       Worldwide Hard Assets      fee waivers or expense reimbursements. The
       Fund                       investment adviser has voluntarily agreed to
                                  reimburse a portion of the management fees
                                  and/or other expenses resulting in a
                                  reduction of total expenses. Without such
                                  waivers or reimbursements, Management Fees
                                  would have equaled 1.00%, Other Expenses
                                  would have equaled 0.18% and Total Portfolio
                                  Operating Expenses would have equaled 1.18%.
       -------------------------- ----------------------------------------------
       Warburg Pincus Trust -     The Management Fees, Other Expenses and Total
       Growth & Income Portfolio  Portfolio Operating Expenses are net of any
                                  fee waivers or expense reimbursements. The
                                  investment adviser has voluntarily agreed to
                                  reimburse a portion of the management fees
                                  and/or other expenses resulting in a
                                  reduction of total expenses. Without such
                                  waivers or reimbursements, Management Fees
                                  would have equaled 0.75%, Other Expenses
                                  would have equaled 0.45% and Total Portfolio
                                  Operating Expenses would have equaled 1.20%.
       -------------------------- ----------------------------------------------
       Warburg Pincus Trust -     The Management Fees, Other Expenses and Total
       International Equity       Portfolio Operating Expenses are net of any
       Portfolio                  fee waivers or expense reimbursements. The
                                  investment adviser has voluntarily agreed to
                                  reimburse a portion of the management fees
                                  and/or other expenses resulting in a
                                  reduction of total expenses. Without such
                                  waivers or reimbursements, Management Fees
                                  would have equaled 1.00%, Other Expenses
                                  would have equaled 0.36% and Total Portfolio
                                  Operating Expenses would have equaled 1.36%.
       -------------------------- ----------------------------------------------
       Warburg Pincus Trust -     The Management Fees, Other Expenses and Total
       Post-Venture Capital       Portfolio Operating Expenses are net of any
       Portfolio                  fee waivers or expense reimbursements. The
                                  investment adviser has voluntarily agreed to
                                  reimburse a portion of the management fees
                                  and/or other expenses resulting in a
                                  reduction of total expenses. Without such
                                  waivers or reimbursements, Management Fees
                                  would have equaled 1.25%, Other Expenses
                                  would have equaled 0.33% and Total Portfolio
                                  Operating Expenses would have equaled 1.58%
       -------------------------- ----------------------------------------------

                            HOW THE CASH VALUE VARIES

On any date during the Policy Year, the Cash Value equals the Cash Value on the preceding Valuation Date, plus any Net Premium applied since the previous Valuation Date, minus any partial surrenders, plus or minus any investment results, and less any Policy Charges.

There is no guaranteed Cash Value. The Cash Value will vary with the investment experience of the Variable Account and/or the daily crediting of interest in the Fixed Account and Policy Loan Account depending on the allocation of Cash Value by the Policy Owner.

HOW THE INVESTMENT EXPERIENCE IS DETERMINED

The Cash Value in each Sub-Account is converted to Accumulation Units of that Sub-Account. The conversion is accomplished by dividing the amount of Cash Value allocated to a Sub-Account by the value of an Accumulation Unit for the Sub-Account of the Valuation Period during which the allocation occurs.

The value of an Accumulation Unit for each Sub-Account was arbitrarily set initially at $10 when the Underlying Mutual Fund shares in that Sub-Account were available for purchase. The value for any subsequent Valuation Period is determined by multiplying the Accumulation Unit value for each Sub-Account for the immediately preceding Valuation Period by the net investment factor for the Sub-Account during the subsequent Valuation Period. The value of an Accumulation Unit may increase or decrease from Valuation Period to Valuation Period. The number of Accumulation Units will not change as a result of investment experience.

NET INVESTMENT FACTOR

The net investment factor for any Valuation Period is determined by dividing (a) by (b) where:

(a)    is the net of:

       (1) the Net Asset Value per share of the Underlying Mutual Fund held in the Sub-Account determined at the end of the current Valuation Period; and

       (2) the per share amount of any dividend or capital gain distributions made by the Underlying Mutual Fund option held in the Sub-Account if the "ex-dividend" date occurs during the current Valuation Period.

(b) is the Net Asset Value per share of the Underlying Mutual Fund held in the Sub-Account determined at the end of the immediately preceding Valuation Period.

The Net Investment Factor may be greater or less than one; therefore, the value of an Accumulation Unit may increase or decrease. The Company does not currently assess any charge for income taxes incurred by the Company as a result of the operations of the Sub-Accounts (see "Taxation of the Company"). The Company reserves the right to assess a charge for such taxes against the Variable Account if the Company determines that such taxes will be incurred.

DETERMINING THE CASH VALUE

The sum of the value of all Variable Account Accumulation Units attributable to the Policy and amounts credited to the Fixed Account and the Policy Loan Account is the Cash Value. The number of Accumulation Units credited each Sub-Account is determined by dividing the net amount allocated to the Sub-Account by the Accumulation Unit Value for the Sub-Account for the Valuation Period during which the premium is received by the Company. In the event part or all of the Cash Value is surrendered or charges or deductions are made against the Cash Value, an appropriate number of Accumulation Units from the Variable Account and an appropriate amount from the Fixed Account will be deducted in the same proportion that the Policy Owner's interest in the Variable Account and the Fixed Account bears to the total Cash Value.

The Cash Value in the Fixed Account and the Policy Loan Account is credited with interest daily at an effective annual rate which the Company periodically declares. The annual effective rate will never be less than 4%. Upon request, the Company will inform the Policy Owner of the then applicable rates for each account.

VALUATION PERIODS AND VALUATION DATES

A Valuation Period is the period commencing at the close of business on the New York Stock Exchange and ending at the close of business for the next succeeding Valuation Date. A Valuation Date is each day that the New York Stock Exchange and the Home Office are open for business or any other day during which there is sufficient degree of trading that the current Net Asset Value of the Accumulation Units might be materially affected.

                        SURRENDERING THE POLICY FOR CASH

RIGHT TO SURRENDER

The Policy Owner may surrender the Policy in full at any time while the Policy is in force and receive its Surrender Value. The cancellation will be effective as of the date the Company receives a proper written request for cancellation and the Policy. Such written request must be signed and, where permitted, the signature guaranteed by a member firm of the New York, American, Boston, Midwest, Philadelphia or Pacific Stock Exchange, or by a commercial bank or a savings and loan, which is a member of the Federal Deposit Insurance Corporation. In some cases, the Company may require additional documentation of a customary nature.

CASH SURRENDER VALUE

The Surrender Value increases or decreases daily to reflect the investment experience of the Variable Account and the daily crediting of interest in the Fixed Account and the Policy Loan Account. The Surrender Value equals the Policy's Cash Value, next computed after the date the Company receives a proper written request for surrender and the Policy, minus any charges, Indebtedness or other deductions due on that date, minus any Surrender Charge.

PARTIAL SURRENDERS

Partial Surrenders may be made at any time after the first Policy Anniversary. Partial surrenders will be permitted only if they satisfy the following requirements:

       1.     The minimum partial surrender is $500;

       2. The partial surrender may not reduce the Specified Amount to less than the Minimum Issue Amount ($100,000);

       3. After the partial surrender, the Policy continues to qualify as life insurance.

       4. The maximum partial surrender is equal to the available Cash Surrender Value less the greater of $500 and three monthly deductions.

The Company reserves the right to limit the number of partial surrenders in each Policy Year.

When a partial surrender is made, the Cash Value is reduced by the amount of the partial surrender. Also, under death benefit Option 1, the Specified Amount is reduced by the amount of the partial surrender. The Basic and Supplemental Specified amounts are reduced proportionally. Partial surrender amounts must be first deducted from the values in the Sub-Accounts. Partial surrenders will be deducted from the Fixed Account only to the extent that insufficient values are available in the Sub-Accounts. The Company reserves the right to deduct a fee for each partial surrender of not more than the lesser of $25 and 2% of the amount of the partial surrender.

On a current basis, the Company does not deduct the above fee. Certain partial surrenders may result in currently taxable income and tax penalties (see "Tax Matters").

MATURITY PROCEEDS

The Maturity Date is the Policy Anniversary on or next following the younger Insured's 100th birthday. The maturity proceeds will be payable to the Policy Owner on the Maturity Date provided the Policy is still in force. The Maturity Proceeds will be equal to the amount of the Policy's Cash Value, less any Indebtedness.

INCOME TAX WITHHOLDING

Federal law requires the Company to withhold income tax from any portion of surrender proceeds that is subject to tax, unless the Policy Owner advises the Company, in writing, of his or her request not to withhold.

If the Policy Owner requests that the Company not withhold taxes, or if the taxes withheld are insufficient, the Policy Owner may be liable for payment of an estimated tax. The Policy Owner should consult his or her tax advisor.

                                  POLICY LOANS

TAKING A POLICY LOAN

After the first Policy Year, the Policy Owner may take a Policy loan using the Policy as security. Maximum Policy Indebtedness is limited to 90% of the Cash Value less any Surrender Charge. Maximum Policy Indebtedness, in Texas, is limited to 90% of the Cash Value in the Sub-Accounts and 100% of the Cash Value in the Fixed Account less any Surrender Charge less interest due on the next Policy Anniversary. The Cash Value less Surrender Charge is determined as of the loan date. The Company will not grant a loan for an amount less than $1,000. Should the Death Proceeds become payable, the Policy be surrendered, or the Policy mature while a loan is outstanding, the amount of Policy Indebtedness will be deducted from the Death Benefit, Surrender Value or the Maturity Value, respectively.

Any request for a Policy loan must be in written form satisfactory to the Company. The request must be signed and, where permitted, the signature guaranteed by a member firm of the New York, American, Boston, Midwest, Philadelphia or Pacific Stock Exchange; or by a Commercial Bank or a Savings and Loan which is a member of the Federal Deposit Insurance Corporation. Certain policy loans may result in currently taxable income and tax penalties (see "Tax Matters").

A Policy Owner considering the use of policy loans in connection with his or her retirement income plan should consult a personal tax adviser regarding potential tax consequences that may arise if necessary payments are not made to keep the Policy from lapsing. The amount of such payments necessary to prevent the Policy from lapsing would increase with age (see "Tax Matters").

EFFECT ON INVESTMENT PERFORMANCE

When a loan is made, an amount equal to the amount of the loan is transferred from the Variable Account to the Policy Loan Account. If the assets relating to a Policy are held in more than one Sub-Account, withdrawals from Sub-Accounts will be made in proportion to the assets in each Sub-Account at the time of the loan. Policy loans will be transferred from the Fixed Account only when insufficient amounts are available in the Sub-Accounts. The amount taken out of the Variable Account will not be affected by the Variable Account's investment experience while the loan is outstanding.

INTEREST

On a current basis, policy loans are credited with an annual effective rate of 5.1% during policy years 2 through 10 and an annual effective rate of 6% during the 11th and subsequent policy years. The rate is guaranteed never to be lower than 5.1%. The Company may change the current interest crediting rate on policy loans at any time at its sole discretion. The loan interest rate is 6% per year for all Policy loans. In the event that it is determined that such loans will be treated, as a result of the differential between the interest crediting rate and the loan interest rate, as taxable distributions under any applicable ruling, regulation, or court decision, the Company retains the right to increase the net cost (by decreasing the interest crediting rate) on all subsequent policy loans to an amount that would result in the transaction being treated as a loan under Federal tax law. If this amount is not prescribed by such ruling, regulation, or court decision, the amount will be that which the Company considers to be more likely to result in the transaction being treated as a loan under Federal tax law.

Amounts transferred to the Policy Loan Account will earn interest daily from the date of transfer. The earned interest is transferred from the Policy Loan Account to a Variable Account or the Fixed Account on each Policy Anniversary, at the time a new loan is requested, or at the time of loan repayment. The earned interest will be allocated according to the Underlying Mutual Fund allocation factors in effect at the time of the transfer.

Interest is charged daily and is payable at the end of each Policy Year or at the time of loan repayment. Unpaid interest will be added to the existing Policy Indebtedness as of the due date and will be charged interest at the same rate as the rest of the Indebtedness.

Whenever the total Policy Indebtedness exceeds the Cash Value less any Surrender Charges, the Company will send a notice to the Policy Owner and the assignee, if any. The Policy will terminate without value 61 days after the mailing of the notice unless a sufficient repayment is made during that period. A repayment is sufficient if it is large enough to reduce the total Policy Indebtedness to an amount equal to the total Cash Value less any Surrender Charges plus an amount sufficient to continue the Policy in force for 3 months.

EFFECT ON DEATH BENEFIT AND CASH VALUE

A Policy loan, whether or not repaid, will have a permanent effect on the Death Benefit and Cash Value because the investment results of the Variable Account or the Fixed Account will apply only to the non-loaned portion of the Cash Value. The longer the loan is outstanding, the greater the effect is likely to be. Depending on the investment results of the Variable Account or the Fixed Account while the loan is outstanding, the effect could be favorable or unfavorable.

REPAYMENT

All or part of the Indebtedness may be repaid at any time while the Policy is in force during either Insured's lifetime. Any payment intended as a loan repayment, rather than a premium payment, must be identified as such. Loan repayments will be credited to the Sub-Accounts and the Fixed Account in proportion to the Policy Owner's Underlying Mutual Fund allocation factors in effect at the time of the repayment. Each repayment may not be less than $50. The Company reserves the right to require that any loan repayments resulting from Policy loans transferred from the Fixed Account must be first allocated to the Fixed Account.

                          HOW THE DEATH BENEFIT VARIES

CALCULATION OF THE DEATH BENEFIT

At issue, the Policy Owner selects premium and the Specified Amount which consists of the Basic Coverage and the Supplemental Coverage, if any (see "Underwriting and Insurance").

While the Policy is in force, the death benefit will never be less than the Specified Amount. The death benefit may vary with the Cash Value of the Policy, which depends on investment performance.

The Policy Owner chooses one of two death benefit options. Under Option 1, the death benefit will be the greater of the Specified Amount or the Applicable Percentage of Cash Value (see below). Under Option 1, the amount of the death benefit will ordinarily not change for several years to reflect the investment performance and may not change at all. If investment performance is favorable, the amount of death benefit may increase. To see how and when investment performance will begin to affect death benefits, please see the illustrations. Under Option 2, the death benefit will be the greater of the Specified Amount plus the Cash Value, or the Applicable Percentage of Cash Value. Under "Option 2," the amount of the Death Benefit will vary directly with the investment performance.

The term "Applicable Percentage" means the percentage shown in the "Applicable Percentage of Cash Value Table." The Applicable Percentage depends on whether the Policy Owner elected the Guideline Premium/Cash Value Corridor Test or the Cash Value Accumulation Test. The following tables illustrate applicable percentages:


 TABLE OF APPLICABLE PERCENTAGES OF CASH VALUE FOR GUIDELINE PREMIUM/CASH VALUE
                                  CORRIDOR TEST

   Attained Age         Percentage        Attained Age         Percentage        Attained Age        Percentage
    of Younger           of Cash           of Younger           of Cash           of Younger           of Cash
      Insured             Value              Insured             Value             Insured              Value
      0-40                 250%                60                 130%                80                105%
        41                 243%                61                 128%                81                105%
        42                 236%                62                 126%                82                105%
        43                 229%                63                 124%                83                105%
        44                 222%                64                 122%                84                105%

        45                 215%                65                 120%                85                105%
        46                 209%                66                 119%                86                105%
        47                 203%                67                 118%                87                105%
        48                 197%                68                 117%                88                105%
        49                 191%                69                 116%                89                105%

        50                 185%                70                 115%                90                105%
        51                 178%                71                 113%                91                104%
        52                 171%                72                 111%                92                103%
        53                 164%                73                 109%                93                102%
        54                 157%                74                 107%                94                101%

        55                 150%                75                 105%                95                101%
        56                 146%                76                 105%                96                101%
        57                 142%                77                 105%                97                101%
        58                 138%                78                 105%                98                101%
        59                 134%                79                 105%                99                101%
                                                                                     100                100%

                        THE CASH VALUE ACCUMULATION TEST

This test also requires the Death Benefit to exceed an applicable percentage of the Cash Value. These applicable percentages are the net inverses of net single premiums based on an interest rate of 4% and 1980 CSO guaranteed mortality as prescribed in Code Section 7702 for the Cash Value Accumulation Test. These premiums vary with the ages, sexes, and risk classifications of the Insureds.

The table below provides an example of applicable percentages for the Cash Value Accumulation Test. This example is for a male non-tobacco preferred issue age 55 and a female non-tobacco preferred issue age 55.



                      Percentage of                          Percentage of                          Percentage of
    Policy Year         Cash Value         Policy Year         Cash Value        Policy Year         Cash Value
         1                 302%                16                 174%                31                121%

         2                 290%                17                 169%                32                119%

         3                 279%                18                 164%                33                118%

         4                 269%                19                 159%                34                116%

         5                 259%                20                 154%                35                115%

         6                 249%                21                 150%                36                113%

         7                 240%                22                 146%                37                112%

                      Percentage of                          Percentage of                          Percentage of
    Policy Year         Cash Value         Policy Year         Cash Value        Policy Year         Cash Value
         8                 231%                23                 142%                38                111%

         9                 223%                24                 139%                39                110%

        10                 215%                25                 136%                40                108%

        11                 207%                26                 133%                41                107%

        12                 200%                27                 130%                42                106%

        13                 193%                28                 127%                43                104%

        14                 186%                29                 125%                44                103%

        15                 180%                30                 123%                45                102%



PROCEEDS PAYABLE ON DEATH

The actual Death Proceeds payable on the death of the last surviving Insured will be the death benefit as described above, less any Policy Indebtedness, and less any unpaid Policy Charges. Under certain circumstances, the Death Proceeds may be adjusted (see "Incontestability", "Error in Age or Sex", and "Suicide").

                               RIGHT OF CONVERSION

The Policy Owner may at any time, upon written request to the Company within 24 months of the Policy Date, make an irrevocable, one time election to transfer all Sub-Account Cash Values to the Fixed Account. The Right of Conversion provision is subject to state availability.

                          CHANGES OF INVESTMENT POLICY

The Company may materially change the investment policy of the Variable Account. The Company must inform the Policy Owners and obtain all necessary regulatory approvals. Any change must be submitted to the various state insurance departments which may disapprove it if deemed detrimental to the interests of the Policy Owners or if it renders the Company's operations hazardous to the public. A Policy Owner who objects may, upon written request, transfer all Sub-Account Cash Values to the Fixed Account. The Policy Owner has the later of 60 days (6 months in Pennsylvania) from the date of the investment policy change or 60 days (6 months in Pennsylvania) from being informed of such change to make this transfer. No transfer charge will be assessed.

                                  GRACE PERIOD

-Without Death Benefit Guarantees

If the Surrender Value on a Monthly Anniversary Day is not sufficient to cover the current monthly deduction, and no Death Benefit Guarantee is in effect, a Grace Period will be allowed for the payment of a premium of at least 4 times the current monthly deduction. The Company will send you a notice at the start of the Grace Period at the last known address stating the amount of premium required. The Grace Period will end 61 days after the later of the day the Company mails the notice and the Monthly Anniversary Date when the Surrender Value was insufficient. If the required amount is not paid by the end of the Grace Period, this Policy will terminate without value. The Company will pay the Death Proceeds if the Death Proceeds become payable during the Grace Period.

-Lifetime Death Benefit Guarantee

The Policy will not lapse if on each Monthly Anniversary Date, (1) is greater than or equal to (2), where:

       1. is the sum of all premiums paid to date less any Indebtedness and less any previous partial surrenders; and

       2. is the sum of the Lifetime Death Benefit Guarantee Premiums due since the Policy Date including such premium for the current Monthly Anniversary Date.

The Lifetime Death Benefit Guarantee is not permanently lost when premium payments fall below those required to maintain this benefit. Payment of enough premium to make (1) greater than or equal to (2) restores the benefit. Any increase or decrease in Specified Amount would increase or decrease the minimum guaranteed amount, respectively. The Lifetime Death Benefit Guarantee Premium is shown on the Policy Data Page. The Lifetime Death Benefit Guarantee Premium is the same as the IRS Guideline Level Premium.

-Limited Death Benefit Guarantee

During the Limited Death Benefit Guarantee Period, the Policy will not lapse if on each Monthly Anniversary Date (1) is greater than or equal to (2), where:

       1. is the sum of all premiums paid to date less any Indebtedness and less any previous partial surrenders; and

       2. is the sum of the Limited Death Benefit Guarantee Premiums due since the Policy Date including such premium for the current Monthly Anniversary Date.

The Limited Death Benefit Guarantee is not permanently lost when premium payments fall below those required to maintain this benefit. Payment of enough premium to make (1) greater than or equal to (2) restores the benefit. Any increase or decrease in Specified Amount would increase or decrease the minimum guaranteed amount, respectively.

The Limited Death Benefit Guarantee Period runs from the Policy Date to the Policy Anniversary on or next following the younger Insured's 75th birthday. The Limited Death Benefit Guarantee Premium is shown on the Policy Data Page. For the first three Policy Years, the required premium is calculated from the Minimum Monthly Premium associated with the actual Issue Age, Sex and Underwriting Class. For Policy Years four and over, the required premium is the percentage of the IRS Guideline Level Premium shown below.

                                   AVERAGE OF INSUREDS ISSUE AGES UNDER OPTION 1
                   ----------- ----------- ------------ ----------- ----------- ----------- ------------ -----------
   POLICY SIZE        0-39       40-45         46           47          48          49         50-59        60+
                   ----------- ----------- ------------ ----------- ----------- ----------- ------------ -----------
      (000)
------------------ ----------- ----------- ------------ ----------- ----------- ----------- ------------ -----------
     100-249           50          50          52           54          56          58          60           60
------------------ ----------- ----------- ------------ ----------- ----------- ----------- ------------ -----------

------------------ ----------- ----------- ------------ ----------- ----------- ----------- ------------ -----------
     250-499           50          50          52           54          56          58          60           60
------------------ ----------- ----------- ------------ ----------- ----------- ----------- ------------ -----------

------------------ ----------- ----------- ------------ ----------- ----------- ----------- ------------ -----------
      500+             50          50          52            4          56          58          60           60
------------------ ----------- ----------- ------------ ----------- ----------- ----------- ------------ -----------

                                  AVERAGE OF INSUREDS ISSUE AGES UNDER OPTION 2*
                   ----------- ----------- ------------ ----------- ----------- ----------- ------------ -----------
   POLICY SIZE        0-39       40-45         46           47          48          49         50-59        60+
                   ----------- ----------- ------------ ----------- ----------- ----------- ------------ -----------
      (000)
------------------ ----------- ----------- ------------ ----------- ----------- ----------- ------------ -----------
     100-249           20          20          20           21          22          23          24           24
------------------ ----------- ----------- ------------ ----------- ----------- ----------- ------------ -----------

------------------ ----------- ----------- ------------ ----------- ----------- ----------- ------------ -----------
     250-499           20          20          20           21          22          23          24           24
------------------ ----------- ----------- ------------ ----------- ----------- ----------- ------------ -----------

------------------ ----------- ----------- ------------ ----------- ----------- ----------- ------------ -----------
      500+             20          20          20           21          22          23          24           24
------------------ ----------- ----------- ------------ ----------- ----------- ----------- ------------ -----------

     *   Shown as a percentage of the Option 2 IRS Guideline Level Premium.

                                  REINSTATEMENT

If the Grace Period ends and the Policy Owner has neither paid the required premium nor surrendered the Policy for its Cash Surrender Value, the Policy lapses. The Policy Owner may reinstate the Policy provided both Insureds are alive on the date of reinstatement by:

       1. submitting a written request at any time within 3 years after the end of the Grace Period and prior to the Maturity Date;

       2. providing evidence of insurability of both Insureds satisfactory to the Company;

       3. paying sufficient premium to cover all policy charges that were due and unpaid during the Grace Period if the Policy terminated in the fourth or later policy year;

       4. paying sufficient premium to keep the Policy in force for 3 months from the date of reinstatement; and

       5. paying or reinstating any Indebtedness against the Policy which existed at the end of the Grace Period.

The effective date of a reinstated Policy will be the Monthly Anniversary Day on or next following the date the application for reinstatement is approved by the Company. If your Policy is reinstated, the Cash Value on the date of reinstatement, but prior to applying any premiums or loan repayments received, will be set equal to the lesser of:

       1.     the Cash Value at the end of the Grace Period; or

       2. the Surrender Charge for the Policy Year in which the Policy was reinstated.

Unless the Policy Owner has provided otherwise, all amounts will be allocated based on the Underlying Mutual Fund allocation factors in effect at the start of the Grace Period.

                            THE FIXED ACCOUNT OPTION

Under exemptive and exclusionary provisions, interests in the General Account have not been registered under the Securities Act of 1933 and the General Account has not been registered as an investment company under the 1940 Act. Accordingly, neither the General Account nor any interests therein is subject to the provisions of these Acts, and the Company has been advised that the staff of the SEC has not reviewed the disclosures in this prospectus relating to the Fixed Account option. Disclosures regarding the General Account may, however, be subject to certain generally applicable provisions of the federal securities laws concerning the accuracy and completeness of statements made in prospectuses.

A Policy Owner may elect to allocate or transfer all or part of the Cash Value to the Fixed Account and the amount allocated or transferred becomes part of the General Account. The General Account consist of all assets of the Company other than those in the Variable Account and in other separate accounts that have been or may be established by the Company. Subject to applicable law, the Company has sole discretion over the investment of the assets of the General Account, and Policy Owners do not share in the investment experience of those assets. The Company guarantees that the part of the Cash Value invested under the Fixed Account option will accrue interest daily at an effective annual rate that the Company declares periodically. The Fixed Account crediting rate will not be less than an effective annual rate of 4%. Upon request the Company will inform a Policy Owner of the then applicable rate. The Company is not obligated to credit interest at a higher rate.

                     CHANGES IN EXISTING INSURANCE COVERAGE

The Policy Owner may request certain changes in the insurance coverage under the Policy. Any request must be in writing and received at the Home Office. No change will take effect unless the Cash Surrender Value, after the change, is sufficient to keep the Policy in force for at least 3 months. Any approved change will have an effective date of the Monthly Anniversary Day on or next following the date the Company approves the application for the change. Basic Coverage and Supplemental Coverage will change proportionally. The Company reserves the right to limit the number of Specified Amount changes to one each Policy Year.

SPECIFIED AMOUNT INCREASES

After the first Policy Year, the Policy Owner may request an increase to the Specified Amount. Any increase will be subject to the following conditions:

       1. satisfactory evidence of insurability of both Insureds is provided;

       2.     the increase is for a minimum of $10,000; and

       3.     age limits are the same as for a new issue.

SPECIFIED AMOUNT DECREASES

After the first Policy Year, the Policy Owner may also request a decrease to the Specified Amount. Any such decrease will reduce insurance in the following order:

       1.     insurance provided by the most recent increase;

       2.     the next most recent increases successively; and

       3.     insurance provided under the original application.

The Company will refuse a request for a decrease which would:

       1.     reduce the Specified Amount to less than the minimum issue amount;
              or

       2.     disqualify the Policy as a contract for life insurance.

CHANGES IN THE DEATH BENEFIT OPTION

After the first Policy Year, the Policy Owner may change the death benefit option under the Policy. If the change is from Option 1 to Option 2, the Specified Amount will be decreased by the amount of the Cash Value. Basic Coverage and Supplemental Coverage will be decreased proportionally. If the change is from Option 2 to Option 1, the Specified Amount will be increased by the amount of the Cash Value. Basic Coverage and Supplemental Coverage will be increased proportionally. Evidence of insurability is not required for a change from Option 2 to Option 1. The Company reserves the right to require evidence of insurability for a change from Option 1 to Option 2. The effective date of the change will be the Monthly Anniversary Date on or next following the date the Company approves the request for change. Only one change of option is permitted per Policy Year. A change in death benefit option will not be permitted if it results in the total premiums paid exceeding the then current maximum premium limitations prescribed by the IRS to qualify the Policy as a life insurance contract.

                             OTHER POLICY PROVISIONS

POLICY OWNER

While either Insured is living, all rights in this Policy are vested in the Policy Owner named in the application or as subsequently changed, subject to assignment, if any.

The Policy Owner may name a contingent Policy Owner or a new Policy Owner while either Insured is living. Any change must be in a written form satisfactory to the Company and recorded at the Home Office. Once recorded, the change will be effective when signed. The change will not affect any payment made or action taken by the Company before it was recorded. The Company may require that the Policy be submitted for endorsement before making a change.

If the Policy Owner dies before both Insureds have died, and there is no contingent Policy Owner, the Policy Owner's rights in this Policy belong to the Policy Owner's estate.

BENEFICIARY

The Beneficiary(ies) shall be as named in the application or as subsequently changed, subject to assignment, if any.

The Policy Owner may name a new Beneficiary while either Insured is living. Any change must be in a written form satisfactory to the Company and recorded at the Home Office. Once recorded, the change will be effective when signed. The change will not affect any payment made or action taken by the Company before it was recorded.

If any Beneficiary predeceases the Insured, that Beneficiary's interest passes to any surviving Beneficiary(ies), unless otherwise provided. Multiple Beneficiaries will be paid in equal shares, unless otherwise provided. If no named Beneficiary is living when Death Proceeds become payable, the Death Proceeds will be paid to the Policy Owner or the Policy Owner's estate.

ASSIGNMENT

While either Insured is living, the Policy Owner may assign his or her rights in the Policy. The assignment must be in writing, signed by the Policy Owner and recorded by the Home Office. Any assignment will not affect any payments made or actions taken by the Company before it was recorded. The Company is not responsible for any assignment not submitted for recording, nor is the Company responsible for the sufficiency or validity of any assignment. The assignment will be subject to any Indebtedness.

INCONTESTABILITY

The Company will not contest payment of the Death Proceeds based on the initial Specified Amount after the Policy has been in force during the lifetimes of both Insureds for 2 years from the Policy Date. For any increase in Specified Amount requiring evidence of insurability, the Company will not contest payment of the Death Proceeds based on such an increase after it has been in force during the lifetimes of both Insureds for 2 years from its effective date.

ERROR IN AGE OR SEX

If the age or sex of either Insured has been misstated, the affected benefits will be adjusted by the ratio of the last monthly cost of insurance deducted to the monthly cost of insurance that would have been deducted based on the true age and sex of each Insured.

SUICIDE

If either Insured dies by suicide, while sane or insane, within two years from the Policy Date, the Company will pay no more than the sum of the premiums paid, less any Indebtedness and less any partial surrenders. If either Insured dies by suicide, while sane or insane, within two years from the date an application is accepted for an increase in the Specified Amount, the Company will pay no more than the amount paid for such additional benefit.

NONPARTICIPATING POLICIES

These are nonparticipating Policies on which no dividends are payable. These Policies do not share in the profits or surplus earnings of the Company.

RIDERS

A rider may be added as an addition to the Policy. Riders currently include:

         1.       Maturity Extension Endorsement;
         2.       Policy Split Option; and
         3.       Estate Protection.

Rider availability varies by state.

                              LEGAL CONSIDERATIONS

On July 6, 1983, the U.S. Supreme Court held in Arizona Governing Committee v. Norris that certain annuity benefits provided by employers' retirement and fringe benefit programs may not vary between men and women on the basis of sex. This decision applies only to benefits derived from premiums paid on or after August 1, 1983. The Policies offered by this prospectus are based upon actuarial tables which distinguish between men and women and thus the Policies provide different benefits to men and women of the same age. Accordingly, employers and employee organizations should consider, in consultation with legal counsel, the impact of Norris on any employment related insurance or benefit program before purchasing this Policy.

                          DISTRIBUTION OF THE POLICIES

The Policies will be sold by licensed insurance agents in those states where the Policies may lawfully be sold. Such agents will be registered representatives of broker-dealers registered under the Securities Exchange Act of 1934 who are members of the National Association of Securities Dealers, Inc. ("NASD"). The Policies will be distributed by the General Distributor, Nationwide Advisory Services, Inc. ("NAS").

NAS is a corporation which was organized under the laws of the State of Ohio on April 8, 1965. NAS is both a broker-dealer and registered investment adviser. As such, it is the principal underwriter for several open-end investment companies and for a number of separate accounts issued by the Company and Nationwide Life and Annuity Insurance Company ("NLAIC") to fund the benefits of variable insurance and annuity policies. NAS also currently acts as the investment adviser and/or administrator for the mutual fund portfolios sold through NAS's registered representatives and for some of the mutual fund portfolios which act as underlying investment options for the variable insurance and annuity policies issued by the Company or NLAIC.

NAS acts as general distributor for the Nationwide Multi-Flex Variable Account, Nationwide DC Variable Account, Nationwide DCVA-II, Nationwide Variable Account-II, Nationwide Variable Account-5, Nationwide Variable Account-6, Nationwide Variable Account-8, Nationwide Variable Account-9, Nationwide VA Separate Account-A, Nationwide VA Separate Account-B, Nationwide VA Separate Account-C, Nationwide VL Separate Account-A, Nationwide VL Separate Account-B, Nationwide VL Separate Account-C, Nationwide VLI Separate Account-2, Nationwide VLI Separate Account-3, Nationwide VLI Separate Account-4, NACo Variable Account and the Nationwide Variable Account, all of which are separate investment accounts of the Company or its affiliates. NAS is a wholly owned subsidiary of the Company.

NAS also acts as principal underwriter for the Nationwide Investing Foundation, Nationwide Separate Account Trust, Financial Horizons Investment Trust, Nationwide Investing Foundation II, Nationwide Investing Foundation III, and Nationwide Asset Allocation Trust, which are open-end management investment companies.

Gross first year commissions plus any expense allowance payments paid by the Company on the sale of these policies provided by the General Distributor will not exceed 80% of first year premiums up to the target premium plus 4% of any excess premium payments. Gross renewal commissions in years 2-10 paid by the Company will not exceed 4% of actual premium payment, and will not exceed 1% in years 11+.

                               CUSTODIAN OF ASSETS

The Company serves as the Custodian of the assets of the Variable Account.

                                   TAX MATTERS

POLICY PROCEEDS

Section 7702 of the Code provides that if certain tests are met, a Policy will be treated as a life insurance Policy for federal tax purposes. The Company will monitor compliance with these tests. The Policy should thus receive the same federal income tax treatment as fixed benefit life insurance. As a result, the Death Proceeds payable under a Policy are excludable from gross income of the beneficiary under Section 101 of the Code.

Although the Company believes that the Policy is in compliance with Section 7702 of the Code, the manner in which Section 7702 should be applied to certain features of a last survivor variable life insurance Policy is not directly addressed by Section 7702. In the absence of final regulations or other guidance issued under Section 7702, there is some uncertainty whether a last survivor variable life insurance contract will satisfy the Section 7702 definition of a life insurance contract.

Section 7702A of the Code defines Modified Endowment Contracts as those Policies issued or materially changed on or after June 21, 1988 on which the total premiums paid during the first seven years exceed the amount that would have been paid if the Policy provided for paid up benefits after seven level annual premiums (see "Information about the Policies"). The Code provides for taxation of surrenders, partial surrenders, loans, collateral assignments and other pre-death distributions from Modified Endowment Contracts (other than certain distributions to terminally ill individuals) are subject to federal income taxes a manner similar to the way annuities are taxed. Modified Endowment Contract distributions are defined by the Code as amounts not received as an annuity and are taxable to the extent the Cash Value of the Policy exceeds, at the time of distribution, the premiums paid into the Policy. A 10% tax penalty generally applies to the taxable portion of such distributions unless the Policy Owner is over age 59 1/2 or disabled. Under certain circumstances, certain distributions made under a Policy on the life of a "terminally ill individual", as that term is defined in the Code, are excludible from gross income.

The Policies offered by this prospectus may or may not be issued as Modified Endowment Contracts. The Company will monitor premiums paid and will notify the Policy Owner when the Policy's non-modified endowment status is in jeopardy. If a Policy is not a Modified Endowment Contract, a cash distribution during the first 15 years after a Policy is issued which causes a reduction in death benefits may still become fully or partially taxable to the Owner pursuant to
Section 7702(f)(7) of the Code. The Policy Owner should carefully consider this potential effect and seek further information before initiating any changes in the terms of the Policy. Under certain conditions, a Policy may become a Modified Endowment as a result of a material change or a reduction in benefits as defined by Section 7702A(c) of the Code.

In addition to meeting the tests required under Sections 7702, Section 817(h) of the Code requires that the investments of separate accounts such as the Variable Account be adequately diversified. Regulations issued by the Secretary of the Treasury, set the standards for measuring the adequacy of this diversification. To be adequately diversified, each Sub-Account must meet certain tests. The Company believes that the investments of the Variable Account meet the applicable diversification standards. The regulations provide that a variable life Policy which does not satisfy the diversification standards will not be treated as life insurance under Section 7702 of the Code, unless the failure to satisfy regulations was inadvertent, the failure is corrected, and the Policy Owner or the Company pays an amount to the IRS. The amount will be based on the tax that would have been paid by the Policy Owner if the income, for the period the Policy was not diversified, had been received by the Policy Owner. If the failure to diversify is not corrected in this manner, the Policy Owner of the life Policy will be deemed the owner of the underlying securities and will be taxed on the earnings of his or her account.

Representatives of the IRS have suggested, from time to time, that the number of Underlying Mutual Funds available or the number of transfer opportunities available under a variable product may be relevant in determining whether the product qualifies for the desired tax treatment. No formal guidance has been issued in this area. Should the Secretary of the Treasury issue additional rules or regulations limiting the number of Underlying Mutual Funds, transfers between Underlying Mutual Funds, exchanges of Underlying Mutual Funds or changes in investment objectives of Underlying Mutual Funds such that the Policy would no longer qualify as life insurance under Section 7702 of the Code, the Company will take whatever steps are available to remain in compliance.

The Company will monitor compliance with these regulations and, to the extent necessary, will change the objectives or assets of the Sub-Account investments to remain in compliance.

A total surrender or cancellation of the Policy by lapse or the maturity of the Policy on its Maturity Date may have adverse tax consequences. If the amount received by the Policy Owner plus total Policy Indebtedness exceeds the premiums paid into the Policy, the excess generally will be treated as taxable income, regardless of whether or not the Policy is a modified endowment contract.

-Non-Resident Aliens

Pre-death distributions under modified endowment contracts to nonresident aliens ("NRAs") are generally subject to federal income tax and tax withholding, at a statutory rate of 30% of the amount of income that is distributed. The Company is required to withhold such amount from the distribution and remit it to the IRS. Distributions to certain NRAs may be subject to lower, or in certain instances zero, tax and withholding rates, if the United States has entered into an applicable treaty. However, in order to obtain the benefits of such treaty provisions, the NRA must give to the Company sufficient proof of his or her residency and citizenship in the form and manner prescribed by the Internal Revenue Service. In addition, the NRA must obtain an individual Taxpayer Identification Number from the IRS, and furnish that number to the Company prior to the distribution. If the Company does not have the proper proof of citizenship or residency and a proper individual Taxpayer Identification Number prior to any distribution, the Company will be required to withhold 30% of the income, regardless of any treaty provision.

A pre-death distribution may not be subject to withholding where the recipient sufficiently establishes to the Company that such payment is effectively connected to the recipient's conduct of a trade or business in the United States and that such payment is includable in the recipient's gross income for United States federal income tax purposes, Any such distributions may be subject to back-up withholding at the statutory rate (currently 31%) if no taxpayer identification number, or an incorrect taxpayer identification number, is provided.

-Taxation of Policy Split Option Rider

The Policy Split Option Rider permits a Policy to be split into two other single life insurance contracts upon the occurrence of a divorce of the joint Insureds or certain other changes in federal estate tax.

A Policy split could have adverse tax consequences. It is not clear whether a Policy split will be treated as a nontaxable exchange under Section 1035 of the Code. If a Policy split is not treated as a nontaxable exchange, a split could result in the recognition of taxable income in an amount up to any gain in the Policy at the time of the split. Additionally, it is not clear whether, in all circumstances, the resulting individual contracts would be treated as life insurance contracts for federal income tax purposes and, if so treated, whether the individual contracts would be classified as Modified Endowment Contracts. Before the Policy Owner exercises rights provided by the Policy split option rider, it is important that a tax adviser be consulted regarding the possible consequences of a Policy split.

-Withholding

Distributions of income from a modified endowment contract are subject to federal income tax withholding; however, the recipient may elect not to have the withholding taken from the distribution. A distribution of income from a modified endowment contract may be subject to mandatory back-up withholding (which cannot be waived). The mandatory back-up withholding rate is 31% of the income that is distributed and will arise of no Taxpayer Identification Number is provided to the Company, or if the IRS notifies the Company that back-up withholding is required.

-Federal Estate and Generation-Skipping Transfer Taxes

The federal estate tax is integrated with the federal gift tax under a unified tax rate schedule. In general, in 1998, an estate of less than $625,000 (inclusive of certain predeath gifts) will not incur a federal estate tax liability. In addition, an unlimited marital deduction may be available for federal estate tax purposes, for certain amounts that pass to the surviving spouse.

Upon the death of the last Insured to die, the death benefit will generally be included in such Insured's federal gross estate if: (1) the Death Proceeds were payable to or for the benefit of such Insured's estate; or (2) such Insured held any "incident of ownership" in the Policy at death or at any time within three years of death. An incident of ownership is, in general, any right that may be exercised by the Policy, such as the right to borrow on the Policy, or the right to name a new Beneficiary.

If the Policy Owner (whether or not he or she is an Insured) transfers ownership of the Policy to another person, such transfer may be subject to a federal gift tax. In addition, if such Policy Owner transfers the Policy to someone two or more generations younger than the Policy Owner, the transfer may be subject to the federal generation-skipping transfer tax ("GSTT"), the taxable amount being the value of the Policy.

Similarly, if the Beneficiary is two or more generations younger than an Insured, the payment of the Death Proceeds at the death of such Insured may be subject to the GSTT. Pursuant to regulations recently promulgated by the U.S. Treasury Department, the Company may be required to withhold a portion of the Death Proceeds and pay them directly to the IRS as the GSTT liability.

The GSTT provisions generally apply to the same transfers that are subject to estate or gift taxes.

The tax rate is a flat rate equal to the maximum estate tax rate (currently 55%), and there is a provision for an aggregate $1 million exemption. Due to the complexity of these rules, the Policy Owner should consult with counsel and other competent advisors regarding these taxes,

State and local estate, inheritance income and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each Policy Owner or Beneficiary. A Policy Owner should consult with a competent tax adviser for specific information regarding the applicability of such taxes.

TAXATION OF THE POLICY

Section 7702 of the Code provides that, if one of two alternative qualification tests is met, a Policy will be treated as life insurance for federal tax purposes. The two tests are referred to as the Cash Value Accumulation Test and the Guideline Premium/Cash Value Corridor Test.

Under the Cash Value Accumulation Test, the terms of the Policy must, generally, provide that the cash surrender value of the Policy, as defined in Section 7702 of the Code, cannot at any time exceed the net single premium required to fund the future benefits under the Policy. The net single premium under the Policy will vary according to the age, sex and underwriting classification of the Insureds. Under this test, premiums may be paid as long as the death benefits is at least equal to the benefit that could be purchased with a net single premium equal to the Cash Value. A table showing an example of the relationship between the Cash Value and death benefit under this test is found in the "How the Death Benefit Varies" section.

Under the Guideline Premium/Cash Value Corridor Test, the sum of the premiums paid into the Policy cannot, at any time, exceed the guideline premium limitation described in Section 7702 of the Code. Additionally, a minimum death benefit must be provided, based on the Cash Value. A table showing the required relationship between the Cash Value and the Death Benefit under this test is found in the "How the Death Benefit Varies" section. Policy Owners selecting this test may also select either an Option 1 or Option 2 death benefit. A detailed explanation of the two options is found under the heading "How the Death Benefit Varies."

The Policy Owners must choose one of these two qualifications tests on the application. Once elected, the qualification test cannot be changed for the duration of the Policy. If neither test is designated on the application, the Guideline Premium/Cash Value Corridor Test with and Option 1 Death Benefit will be assumed by the Company to have been selected.

The Policy should receive the same federal tax treatment as a fixed benefit life insurance Policy. The Death Benefit paid under the Policy that satisfies the statutory definition of life insurance is excludable from the gross income of the beneficiary under Section 101 of the Code.

Regardless of which test is selected, the Company will monitor compliance with statutory definition of life insurance for federal tax purposes.

DESCRIPTION OF CASH VALUE ACCUMULATION TEST AND GUIDELINE PREMIUM/CASH VALUE CORRIDOR TEST

Section 7702(b)(1) of the Code provides that if one of two alternate tests are met, a Policy will be treated as a life insurance for federal tax purposes. The two tests are referred to as the Cash Value Accumulation Test and the Guideline Premium/Cash Value Corridor Test.

The Cash Value Accumulation Test generally requires that under the terms of a life insurance Policy, the death benefit must be sufficient so that the cash surrender value, as defined in Section 7702(f)(2), does not at any time exceed the net single premium required to fund the future benefits under the Policy. The net single premium under the Policy will vary according to the age, sex and underwriting classification of the Insureds.

Under the Cash Value Accumulation Test, there is no limit to the amount that may be paid in premiums as long as there is sufficient death benefit in relation to the Account Value at all times. A table containing the applicable percentage of Cash Value can be found in the "How the Death Benefit Varies" section.

The Guideline Premium/Cash Value Corridor Test requires that the sum of the premiums paid into the Contract does not at any time exceed the guideline premium limitation. Additionally, a minimum corridor of Death Benefit in relation to Account Value must be maintained.

Policy Owners who elect this test are given the option of electing either an Option 1 or Option 2 death benefit. Please refer to "How The Death Benefit Varies" for a detailed explanation.

The Policy Owners must make the election of death benefit qualification tests on the application. Once elected, the Death Benefit qualification test cannot be changed for the duration of the Policy. If no option is designated, the guideline premium test Option 1 will be assumed by the Company to have been selected.

Regardless of which test is selected, the Company will monitor compliance to assure that the Policy meets the statutory definition of life insurance for federal tax purposes. The Policy should thus receive the same federal income tax treatment as fixed benefit life insurance. As a result, the Death Proceeds payable under a Policy are excludable from gross income of the beneficiary under
Section 101 of the Code.

The Policy Owner elects either the Cash Value Accumulation Test or the Guideline Premium/Cash Value Corridor Test in the application. This election is irrevocable.

TAXATION OF THE COMPANY

The Company is taxed as a life insurance company under the Code. Since the Variable Account is not a separate entity from the Company and its operations form a part of the Company, it will not be taxed separately as a "regulated investment company" under Sub-chapter M of the Code. Investment income and realized capital gains on the assets of the Variable Account are reinvested and taken into account in determining the value of Accumulation Units. As a result, such investment income and realized capital gains are automatically applied to increase reserves under the Policies.

The Company does not initially expect to incur any Federal income tax liability that would be chargeable to the Variable Account. Based upon these expectations, no charge is currently being made against the Variable Account for federal income taxes. If, however, the Company determines that on a separate company basis such taxes may be incurred, it reserves the right to assess a charge for such taxes against the Variable Account.

The Company may also incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant. If they increase, however, charges for such taxes may be made.

TAX CHANGES

The foregoing discussion, which is based on the Company's understanding of federal tax laws as they are currently interpreted by the IRS, is general and is not intended as tax advice.

The Code has been subjected to numerous amendments and changes, and it is reasonable to believe that it will continue to be revised. The United States Congress has, in the past, considered numerous legislative proposals that, if enacted, could change the tax treatment of the Policies. It is reasonable to believe that such proposals, and other proposals will be considered in the future, and some may be enacted into law. In addition, the U.S. Treasury Department may amend existing regulations, issue new regulations, or adopt new interpretations of existing law that may be at variance with its current positions on these matters. In addition, current state law (which is not discussed herein), and future amendments to state law, may affect the tax consequences of the Policy.

If the Policy Owner, Insured, or Beneficiary or other person receiving any benefit or interest in or from the Policy is not both a resident and citizen of the United States, there may be a tax imposed by a foreign country, in addition to any tax imposed by the United States. The foreign law (including regulations, rulings, and case law) may change and impose additional taxes on the Policy, the Death Benefit, or other Distributions and/or ownership of the Policy, or a treaty may be amended and all or part of the favorable treatment may be eliminated.

Any or all of the foregoing may change from time to time without any notice, and the tax consequences arising out of a Policy may be changed retroactively. There is no way of predicting if when, and to what extent any such change may take place. No representation is made as to the likelihood of the continuation of these current laws, interpretations, and policies.

THE FOREGOING IS A GENERAL EXPLANATION AS TO CERTAIN TAX MATTERS PERTAINING TO INSURANCE POLICIES. IT IS NOT INTENDED TO BE LEGAL OR TAX ADVICE, AND SHOULD NOT TAKE THE PLACE OF YOUR INDEPENDENT LEGAL, TAX AND/OR FINANCIAL ADVISOR.

                                   THE COMPANY

The life insurance business, which includes product lines in health insurance, annuities and retirement products, is the only business in which the Company is engaged.

The Company markets its Policies through independent insurance brokers, general agents, and registered representatives of registered NASD broker/dealer firms.

The Company, in common with other insurance companies, is subject to regulation and supervision by the regulatory authorities of the states in which it is licensed to do business. A license from the state insurance department is a prerequisite to the transaction of insurance business in that state. In general, all states have statutory administrative powers. Such regulation relates, among other things, to licensing of insurers and their agents, the approval of policy forms, the methods of computing reserves, the form and content of statutory financial statements, the amount of policyholders' and stockholders' dividends, and the type of distribution of investments permitted.

The Company operates in the highly competitive field of life insurance. There are approximately 2,300 stock, mutual and other types of insurers in the life insurance business in the United States, and a large number of them compete with the registrant in the sale of insurance policies.

As is customary in insurance company groups, employees are shared with the other insurance companies in the group. In addition to its direct salaried employees, the Company shares employees with Nationwide Mutual Insurance Company and Nationwide Mutual Fire Insurance Company.

The Company serves as depositor for the Nationwide Variable Account, Nationwide Variable Account-II, Nationwide Variable Account-3, Nationwide Variable Account-4, Nationwide Variable Account-5, Nationwide Variable Account-6, Nationwide Fidelity Advisor Variable Account, Nationwide Variable Account-8, Nationwide Variable Account-9, MFS Variable Account, Nationwide Multi-Flex Variable Account, Nationwide VLI Separate Account, Nationwide VLI Separate Account-2, Nationwide VLI Separate Account-3, Nationwide VLI Separate Account-4, NACo Variable Account, Nationwide DC Variable Account and Nationwide DCVA-II, each of which is a registered investment company.

The Company does not presently own or lease any materially important physical properties when its property holdings are viewed in relation to its total assets. The Company shares the Home Office, other facilities and equipment with Nationwide Mutual Insurance Company.


                               COMPANY MANAGEMENT

Nationwide Life Insurance Company and Nationwide Life and Annuity Insurance Company, together with Nationwide Mutual Insurance Company, Nationwide Mutual Fire Insurance Company, Nationwide Property and Casualty Insurance Company and Nationwide General Insurance Company and their affiliated companies comprise the Nationwide Insurance Enterprise.

The companies listed above have substantially common boards of directors and officers. Nationwide Financial Services, Inc. ("NFS") is the sole shareholder of Nationwide Life Insurance Company. NFS serves as a holding company for other financial institutions. Nationwide Life Insurance Company is the sole owner of Nationwide Life and Annuity Insurance Company. Each of the directors and officers listed below is a director or officer respectively of at least one or more of the other major insurance affiliates of the Nationwide Insurance Enterprise. Messrs. McFerson, Gasper, Woodward, Fuellgraf and Weihl and Ms. Thomas are also trustees of one or more of the registered investment companies distributed by Nationwide Advisory Services, a registered broker-dealer affiliated with the Nationwide Insurance Enterprise.

DIRECTORS OF THE COMPANY

  DIRECTORS OF THE DEPOSITOR NAME AND      POSITIONS AND OFFICERS WITH DEPOSITOR             PRINCIPAL OCCUPATION
       PRINCIPAL BUSINESS ADDRESS
Lewis J. Alphin                                           Director                  Farm Owner and Operator (1)
519 Bethel Church Road
Mount Olive, NC 28365

A. I. Bell                                                Director                  Farm Owner and Operator (1)
4121 North River Road West
Zanesville, OH 43701

Keith W. Eckel                                            Director                  Partner, Fred W. Eckel Sons;
1647 Falls Road                                                                     President, Eckel Farms, Inc. (1)
Clarks Summit, PA 18411

Willard J. Engel                                          Director                  Retired General Manager, Lyon County
301 East Marshall Street                                                            Co-operative Oil Company (1)
Marshall, MN 44691

Fred C. Finney                                            Director                  Owner and Operator, Moreland Fruit
1558 West Moreland Road                                                             Farm; Operator, Melrose Orchard (1)
Wooster, OH 44691

Charles L. Fuellgraf, Jr.                                 Director                  Chief Executive Officer, Fuellgraf
600 South Washington Street                                                         Electric Company (1)
Butler, PA 16001

Joseph J. Gasper                          President and Chief Operating Officer     President and Chief Operating Officer,
One Nationwide Plaza                      and Director                              Nationwide Life Insurance Company and
Columbus, OH 43215                                                                  Nationwide Life and Annuity Insurance
                                                                                    Company (2)

Dimon R. McFerson                         Chairman and Chief Executive              Chairman and Chief Executive
One Nationwide Plaza                      Officer-Nationwide Insurance Enterprise   Officer-Nationwide Insurance
Columbus, OH 43215                        and Director                              Enterprise (2)

David O. Miller                           Chairman of the Board and Director        President, Owen Potato Farm, Inc.;
115 Sprague Drive                                                                   Partner, M&M Enterprises (1)
Hebron, OH 43025

Yvonne L. Montgomery                                      Director                  Senior Vice President-General Manager
Suite 1600                                                                          Southern Customer Operations for U.S.
2859 Paces Ferry Road                                                               Customer Operations, Xerox Corporation
Atlanta, GA 30339                                                                   (2)

James F. Patterson                                        Director                  Vice President, Pattersons, Inc.;
8765 Mulberry Road                                                                  President, Patterson Farms, Inc. (1)
Chesterland, OH 44026

Arden L. Shisler                                          Director                  President and Chief Executive Officer,
1356 North Wenger Road                                                              K&B Transport, Inc. (1)
Dalton, OH 44618

Robert L. Stewart                                         Director                  Owner and Operator Sunnydale Farms and
88740 Fairview Road                                                                 Mining (1)
Jewett, OH 43986

Nancy C. Thomas                                           Director                  Farm Owner and Operator, Da-Ma-Lor
10835 Georgetown Street NE                                                          Farms (1)
Louisville, OH 44641

Harold W. Weihl                                           Director                  Farm Owner and Operator, Weihl Farms
14282 King Road                                                                     (1)
Bowling Green, OH 43402

1) Principal Occupation for last 5 years

2) Prior to assuming this current position, held other executive management positions with the same or affiliated companies.

Each of the directors is a director of the other major insurance affiliates of the Nationwide Insurance Enterprise, except Mr. Gasper who is a director only of the Company and Nationwide Life Insurance Company. Messrs. McFerson and Gasper are directors of Nationwide Advisory Services, Inc., a registered broker-dealer.

Messrs. McFerson, Miller, Patterson, Shisler and Fuellgraf are directors of Nationwide Financial Services, Inc. Messrs. Fuellgraf, McFerson, Ms. Thomas and Mr. Weihl are trustees of Nationwide Investing Foundation, and Nationwide Investing Foundation III, registered investment companies. Messrs. McFerson, Gasper and Woodward are trustees of Nationwide Separate Account Trust and Nationwide Asset Allocation Trust, registered investment companies. Mr. McFerson is trustee of Financial Horizons Investment Trust and Nationwide Investing Foundation II, registered investment companies. Mr. Engel is a director of Western Cooperative Transport.

EXECUTIVE OFFICERS OF THE COMPANY

            OFFICERS OF THE DEPOSITOR                                 OFFICES OF THE DEPOSITOR
       NAME AND PRINCIPAL BUSINESS ADDRESS
Robert A. Oakley                                  Executive Vice President-Chief Financial Officer
One Nationwide Plaza
Columbus, OH 43215

Robert J. Woodward, Jr.                           Executive Vice President-Chief Investment Officer
One Nationwide Plaza
Columbus, OH 43215

W. Sidney Druen                                   Senior Vice President and General Counsel and Assistant
One Nationwide Plaza                              Secretary
Columbus, OH 43215

Harvey S. Galloway, Jr.                           Senior Vice President and Chief Actuary, Health and Annuities
One Nationwide Plaza
Columbus, OH 43215

Richard A. Karas                                  Senior Vice President-Sales and Financial Services
One Nationwide Plaza
Columbus, OH 43215

Susan A. Wolken                                   Senior Vice President-Life Company Operations
One Nationwide Plaza
Columbus, OH 43215

Matthew S. Easley                                 Vice President-Life Marketing and Administrative Services
One Nationwide Plaza
Columbus, OH 43215

Timothy E. Murphy                                 Vice President-Strategic Marketing
One Nationwide Plaza
Columbus, OH 43215

R. Dennis Noice                                   Vice President Retail Operations
One Nationwide Plaza
Columbus, OH 43215

Joseph P. Rath                                    Vice President-Product and Market Compliance
One Nationwide Plaza
Columbus, OH 43215

                      OTHER CONTRACTS ISSUED BY THE COMPANY

The Company does presently and will, from time to time, offer variable contracts and policies with benefits which vary in accordance with the investment experience of a separate account of the Company.

                                STATE REGULATION

The Company is subject to the laws of Ohio governing insurance companies and to regulation by the Ohio Insurance Department. An annual statement in a prescribed form is filed with the Insurance Department each year covering the operation of the Company for the preceding year and its financial condition as of the end of such year. Regulation by the Insurance Department includes periodic examination to determine the Company's contract liabilities and reserves so that the Insurance Department may certify the items are correct. The Company's books and accounts are subject to review by the Insurance Department at all times and a full examination of its operations is conducted periodically by the National Association of Insurance Commissioners. Such regulation does not, however, involve any supervision of management or investment practices or policies. In addition, the Company is subject to regulation under the insurance laws of other jurisdictions in which it may operate.

                            REPORTS TO POLICY OWNERS

The Company will mail to the Policy Owner, at the last known address of record, an annual statement showing the amount of the current death benefit, the Cash Value, and Cash Surrender Value, premiums paid and monthly charges deducted since the last report, the amounts invested in the Fixed Account and in the Variable Account and in each Sub-Account, and any Policy Indebtedness.

Policy Owners will also be sent annual and semi-annual reports containing financial statements for the Variable Account as required by the 1940 Act.

In addition, Policy Owners will receive statements of significant transactions, such as changes in Specified Amount, changes in death benefit option, changes in future premium allocation, transfers among Sub-Accounts, premium payments, loans, loan repayments, reinstatement and termination.

                                   ADVERTISING

The Company is ranked and rated by independent financial rating services, including Moody's, Standard & Poor's and A.M. Best Company. The purpose of these ratings is to reflect the financial strength or claims-paying ability of the Company. The ratings are not intended to reflect the investment experience or financial strength of the Variable Account. The Company may advertise these ratings from time to time. In addition, the Company may include in certain advertisements, endorsements in the form of a list of organizations, individuals or other parties which recommend the Company or the Contracts. Furthermore, the Company may occasionally include in advertisements comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets, or discussions of alternative investment vehicles and general economic conditions.

                           YEAR 2000 COMPLIANCE ISSUES

The Company has developed a plan to address issues related to the Year 2000. The problem relates to many existing computer programs using only two digits to identify a year in the date field. These programs were designed and developed without considering the impact of the upcoming change in the century. If not corrected, many computer applications could fail or create erroneous results by or at the Year 2000. The Company has been evaluating its exposure to the Year 2000 issue through a review of all of its operating systems as well as dependencies on the systems of others since 1996. The Company expects all system changes and replacements needed to achieve Year 2000 compliance to be completed by the end of 1998. Compliance testing will be completed in the first quarter of 1999. The Company charges all costs associated with these system changes as the costs are incurred.

Operating expenses in 1997 include approximately $45 million on technology projects, which includes costs related to Year 2000 and the development of a new policy administration system for traditional life insurance products and other system enhancements. The Company anticipates spending a comparable amount in 1998 on technology projects, including Year 2000 initiatives. These expenses do not have an effect on the assets of the Variable Account and are not charged through to the Contract Owner.

                                LEGAL PROCEEDINGS

The Company is a party to litigation and arbitration proceedings in the ordinary course of its business, none of which is expected to have a material adverse effect on the Company.

The General Distributor, Nationwide Advisory Services, Inc. is not engaged in any litigation of any material nature.

In recent years, life insurance companies have been named as defendants in lawsuits, including class action lawsuits, relating to life insurance pricing and sales practices. A number of these lawsuits have resulted in substantial jury awards or settlements. In February 1997, Nationwide Life Insurance Company was named as a defendant in a lawsuit filed in New York Supreme Court related to the sale of whole life policies on a "vanishing premium" basis (John H. Snyder v. Nationwide Life Insurance Co.). The plaintiff in such lawsuit seeks to represent a national class of Nationwide Life policyholders and claims unspecified compensatory and punitive damages. This lawsuit has not been certified as a class action. In April, 1997, a motion to dismiss the Snyder complaint in its entirety was filed by the defendants, and the plaintiff has opposed such motion.

In November 1997, two plaintiffs, one who was the owner of a variable life insurance contract and the other who was the owner of a variable annuity contract, commenced an action against Nationwide Life Insurance Company and the American Century group of defendants (Robert Young and David D. Distad v. Nationwide Life Insurance Company et al.). In this action, plaintiffs seek to represent a class of variable life insurance contract owners and variable annuity contract owners whom they claim were allegedly misled when purchasing these variable contracts into believing that some portion of their premiums were invested in a publicly traded mutual fund when, in fact, the premium monies were invested in a mutual fund whose shares may only be purchased by insurance companies. The complaint seeks unspecified compensatory, treble and punitive damages. In January 1998, both Nationwide Life Insurance Company and American Century filed motions to dismiss the entire complaint. Plaintiffs' counsel have opposed these motions and the federal court in Texas heard arguments on the motions to dismiss in April, 1998. This lawsuit is in an early stage and has not been certified as a class action. Nationwide Life Insurance Company intends to defend this case vigorously.

There can be no assurance that any litigation relating to pricing and sales practices will not have a material adverse effect on the Company in the future.

                                    EXPERTS

The audited financial statements have been included herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

                             REGISTRATION STATEMENT

A Registration Statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to the Policies offered hereby. This prospectus does not contain all the information set forth in the Registration Statement and amendments thereto and exhibits filed as a part thereof, to all of which reference is hereby made for further information concerning the Variable Account, the Company, and the Policies offered hereby. Statements contained in this prospectus as to the content of Policies and other legal instruments are summaries. For a complete statement of the terms thereof, reference is made to such instruments as filed.

                                 LEGAL OPINIONS

Legal matters in connection with the Policies described herein are being passed upon by Druen, Dietrich, Reynolds & Koogler, One Nationwide Plaza, Columbus, Ohio 43215. All the members of such firm are employed by the Nationwide Mutual Insurance Company.

                                    APPENDIX

     ILLUSTRATIONS OF CASH VALUES, CASH SURRENDER VALUES, AND DEATH BENEFITS

The illustrations in this prospectus have been prepared to help show how values under the Polices change with investment performance. The illustrations demonstrate how Cash Values, Cash Surrender Values and Death Benefits under a Policy would vary over time if the hypothetical gross investment rates of return were a uniform annual effective rate of either 0%, 6% or 12%. If the hypothetical gross investment rate of return averages 0%, 6% or 12% over a period of years, but fluctuates above or below those averages for individual years, the Cash Values,, Cash Surrender Values and Death Benefits may be different. For hypothetical returns of 0% and 6%, the illustrations also illustrate when the Policies would go into default, at which time additional premium payments would be required to continue the Policy in force. The illustrations also assume there is not Policy Indebtedness, no additional premium payments are made, no Cash Values are allocated to the Fixed Account, and there are no changes in the Specified Amount or Death Benefit option.

The amounts shown for the Cash Value, Cash Surrender Value and Death Benefit as of each Policy Anniversary reflect the fact that the net investment return on the assets held in the Variable Account sub-accounts is lower than the gross return. This is due to the deduction of Underlying Mutual Fund investment advisory fees and other expenses which are equivalent to an annual effective rate of 0.90%. This effective rate is based on the average of the fund expenses for the preceding year for all mutual fund options available under the policy as of March 13, 1998.

Taking into account the Underlying Mutual Fund expenses, gross annual rates of return of 0%, 6% and 12% correspond to net investment experience at constant annual rates of 0.90%, 5.10% and 11.10%, respectively.

The illustrations also reflect the fact that the Company makes monthly charges for providing insurance protection. Current values reflect current cost of insurance charges and guaranteed values reflect the maximum cost of insurance charges guaranteed in the Policy. The values shown are for policies which are issued as standard. Policies issued on a substandard basis would result in lower Cash Values and Death Benefits than those illustrated. Death Benefit Option 1 has been assumed in all the illustrations.


The illustrations reflect that the Company deducts a sales load as well as charges for state premium and federal taxes, from each premium payment. The illustrations reflect the fact that no charges for federal or state income taxes are currently made against the Variable Account. If such a charge is made in the future, it will require a higher gross investment return than illustrated in order to produce the net after-tax returns shown in the illustrations.


In addition, the illustrations reflect the fact that the Company deducts a monthly administrative charge at the beginning of each Policy month. The illustrations also reflect that the Company deducts a monthly charge to assume mortality and expense risks. This mortality and expense risk charge is assessed at the beginning of each policy month and is calculated as a percentage of the assets of the Variable Account only.


Policy Charges on Policies issued for delivery in the State of New York will vary (see "Deductions and Charges") and thereby affect the illustrations.


The Cash Surrender Values shown in the illustrations reflect that the Company will deduct a Surrender Charge from the Policy's Cash Value for any Policy surrendered in the first fourteen years.

Upon request, the Company will furnish a comparable illustration based on the proposed Insureds' age, sex, smoking classification, rating classification and premium payment requested.

               $12,150 ANNUAL PREMIUM: $1,000,000 SPECIFIED AMOUNT
                   MALE: NON-TOBACCO: PREFERRED ISSUE: AGE 55
                  FEMALE: NON-TOBACCO: PREFERRED ISSUE: AGE 55

                             OPTION 1 CURRENT VALUES

                                  0% HYPOTHETICAL                     6% HYPOTHETICAL                      12% HYPOTHETICAL
                              GROSS INVESTMENT RETURN             GROSS INVESTMENT RETURN              GROSS INVESTMENT RETURN
             PREMIUMS
            PAID PLUS                   CASH                               CASH                                   CASH
  POLICY     INTEREST        CASH       SURR        DEATH       CASH       SURR        DEATH         CASH         SURR        DEATH
    YEAR        AT 5%       VALUE      VALUE      BENEFIT      VALUE      VALUE      BENEFIT        VALUE        VALUE      BENEFIT
       1       12,758      10,320        435    1,000,000     10,957      1,072    1,000,000       11,595        1,709    1,000,000
       2       26,153      20,399     10,513    1,000,000     22,309     12,423    1,000,000       24,295       14,409    1,000,000
       3       40,218      30,224     20,339    1,000,000     34,058     24,172    1,000,000       38,201       28,316    1,000,000
       4       54,986      39,784     30,393    1,000,000     46,205     36,814    1,000,000       53,423       44,032    1,000,000
       5       70,493      49,063     40,166    1,000,000     58,751     49,854    1,000,000       70,079       61,182    1,000,000
       6       86,775      58,045     49,642    1,000,000     71,693     63,290    1,000,000       88,301       79,899    1,000,000
       7      103,872      66,708     58,799    1,000,000     85,025     77,117    1,000,000      108,230      100,322    1,000,000
       8      121,823      75,019     67,605    1,000,000     98,730     91,316    1,000,000      130,014      122,600    1,000,000
       9      140,671      82,939     76,019    1,000,000    112,784    105,864    1,000,000      153,811      146,891    1,000,000
      10      160,462      90,427     84,001    1,000,000    127,161    120,735    1,000,000      179,800      173,374    1,000,000
      11      181,243      98,661     92,730    1,000,000    143,306    137,375    1,000,000      209,932      204,001    1,000,000
      12      203,063     106,481    102,033    1,000,000    159,889    155,440    1,000,000      243,028      238,579    1,000,000
      13      225,973     113,815    110,849    1,000,000    176,914    173,949    1,000,000      279,417      276,451    1,000,000
      14      250,030     120,638    119,156    1,000,000    194,391    192,908    1,000,000      319,475      317,992    1,000,000
      15      275,289     126,919    126,919    1,000,000    212,318    212,318    1,000,000      363,621      363,621    1,000,000
      16      301,810     132,828    132,828    1,000,000    230,890    230,890    1,000,000      412,488      412,488    1,000,000
      17      329,658     138,394    138,394    1,000,000    250,176    250,176    1,000,000      466,665      466,665    1,000,000
      18      358,899     143,652    143,652    1,000,000    270,253    270,253    1,000,000      526,812      526,812    1,000,000
      19      389,601     148,665    148,665    1,000,000    291,229    291,229    1,000,000      593,681      593,681    1,000,000
      20      421,839     153,545    153,545    1,000,000    313,253    313,253    1,000,000      668,125      668,125    1,000,000
      21      455,688     157,489    157,489    1,000,000    335,727    335,727    1,000,000      750,733      750,733    1,000,000
      22      491,230     160,358    160,358    1,000,000    358,602    358,602    1,000,000      842,599      842,599    1,000,000
      23      528,549     161,995    161,995    1,000,000    381,833    381,833    1,000,000      945,027      945,027    1,000,000
      24      567,734     162,213    162,213    1,000,000    405,366    405,366    1,000,000    1,058,971    1,058,971    1,072,017
      25      608,878     160,765    160,765    1,000,000    429,124    429,124    1,000,000    1,185,007    1,185,007    1,198,839
      26      652,080     157,321    157,321    1,000,000    453,001    453,001    1,000,000    1,324,378    1,324,378    1,338,933
      27      697,441     151,452    151,452    1,000,000    476,859    476,859    1,000,000    1,478,441    1,478,441    1,493,631
      28      745,071     142,609    142,609    1,000,000    500,533    500,533    1,000,000    1,648,668    1,648,668    1,664,385
      29      795,082     130,139    130,139    1,000,000    523,851    523,851    1,000,000    1,836,660    1,836,660    1,852,766
      30      847,594     113,285    113,285    1,000,000    546,659    546,659    1,000,000    2,044,157    2,044,157    2,060,486

ASSUMPTIONS:

(1)  NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2)  CURRENT VALUES REFLECT CURRENT COST OF INSURANCE CHARGES.

(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN THE PROSPECTUS APPENDIX.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY NATIONWIDE LIFE OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

               $14,000 ANNUAL PREMIUM: $1,000,000 SPECIFIED AMOUNT
                   MALE: NON-TOBACCO: PREFERRED ISSUE: AGE 55
                  FEMALE: NON-TOBACCO: PREFERRED ISSUE: AGE 55

                             OPTION 2 CURRENT VALUES

                                  0% HYPOTHETICAL                     6% HYPOTHETICAL                      12% HYPOTHETICAL
                              GROSS INVESTMENT RETURN             GROSS INVESTMENT RETURN              GROSS INVESTMENT RETURN
             PREMIUMS
            PAID PLUS                   CASH                               CASH                                   CASH
  POLICY     INTEREST        CASH       SURR        DEATH       CASH       SURR        DEATH         CASH         SURR        DEATH
    YEAR        AT 5%       VALUE      VALUE      BENEFIT      VALUE      VALUE      BENEFIT        VALUE        VALUE      BENEFIT
       1       14,700      11,988      1,663    1,011,953     12,725      2,400    1,012,688       13,463        3,138    1,013,423
       2       30,135      23,708     13,383    1,023,599     25,922     15,597    1,025,801       28,223       17,898    1,028,092
       3       46,342      35,147     24,822    1,034,923     39,592     29,267    1,039,339       44,396       34,071    1,044,111
       4       63,359      46,289     36,481    1,045,912     53,738     43,929    1,053,297       62,109       52,300    1,061,596
       5       81,227      57,116     47,824    1,056,544     68,357     59,064    1,067,666       81,498       72,206    1,080,667
       6       99,988      67,609     58,832    1,066,800     83,446     74,670    1,082,438      102,711       93,935    1,101,458
       7      119,688      77,739     69,479    1,076,651     98,993     90,733    1,097,593      125,905      117,645    1,124,105
       8      140,372      87,470     79,726    1,086,057    114,973    107,229    1,113,098      151,238      143,494    1,148,745
       9      162,090      96,754     89,526    1,094,966    131,352    124,124    1,128,909      178,877      171,649    1,175,519
      10      184,895     105,540     98,829    1,103,328    148,089    141,378    1,144,975      209,001      202,290    1,204,577
      11      208,840     115,199    109,004    1,112,668    166,792    160,597    1,163,127      243,780      237,585    1,238,397
      12      233,982     124,312    119,665    1,121,416    185,947    181,300    1,181,642      281,839      277,193    1,275,312
      13      260,381     132,848    129,750    1,129,537    205,537    202,439    1,200,496      323,493      320,396    1,315,609
      14      288,100     140,775    139,227    1,136,999    225,543    223,995    1,219,663      369,089      367,540    1,359,608
      15      317,205     148,049    148,049    1,143,754    245,934    245,934    1,239,099      418,997      418,997    1,407,642
      16      347,765     154,864    154,864    1,150,016    266,921    266,921    1,259,032      473,880      473,880    1,460,364
      17      379,853     161,249    161,249    1,155,819    288,556    288,556    1,279,512      534,300      534,300    1,518,299
      18      413,546     167,241    167,241    1,161,205    310,908    310,908    1,300,604      600,891      600,891    1,582,046
      19      448,923     172,916    172,916    1,166,256    334,081    334,081    1,322,415      674,391      674,391    1,652,306
      20      486,070     178,402    178,402    1,171,113    358,246    358,246    1,345,123      755,679      755,679    1,729,919
      21      525,073     182,745    182,745    1,174,778    382,465    382,465    1,367,736      844,578      844,578    1,814,606
      22      566,027     185,778    185,778    1,177,087    406,552    406,552    1,390,065      941,715      941,715    1,906,930
      23      609,028     187,313    187,313    1,177,861    430,295    430,295    1,411,898    1,047,766    1,047,766    2,007,502
      24      654,179     187,135    187,135    1,176,894    453,438    453,438    1,432,978    1,163,443    1,163,443    2,116,962
      25      701,588     184,966    184,966    1,173,921    475,644    475,644    1,452,975    1,289,471    1,289,471    2,235,953
      26      751,368     180,448    180,448    1,168,600    496,477    496,477    1,471,459    1,426,558    1,426,558    2,365,103
      27      803,636     173,129    173,129    1,160,497    515,378    515,378    1,487,883    1,575,392    1,575,392    2,505,007
      28      858,518     162,458    162,458    1,149,090    531,653    531,653    1,501,576    1,736,619    1,736,619    2,656,218
      29      916,144     147,825    147,825    1,133,805    544,506    544,506    1,511,775    1,910,886    1,910,886    2,819,293
      30      976,651     128,593    128,593    1,114,057    553,071    553,071    1,517,664    2,098,877    2,098,877    2,994,824


ASSUMPTIONS:

(1)  NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2)  CURRENT VALUES REFLECT CURRENT COST OF INSURANCE CHARGES.

(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN THE PROSPECTUS APPENDIX.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY NATIONWIDE LIFE OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

               $12,150 ANNUAL PREMIUM: $1,000,000 SPECIFIED AMOUNT
                   MALE: NON-TOBACCO: PREFERRED ISSUE: AGE 55
                  FEMALE: NON-TOBACCO: PREFERRED ISSUE: AGE 55

                           OPTION 1 GUARANTEED VALUES

                                  0% HYPOTHETICAL                     6% HYPOTHETICAL                      12% HYPOTHETICAL
                              GROSS INVESTMENT RETURN             GROSS INVESTMENT RETURN              GROSS INVESTMENT RETURN
             PREMIUMS
            PAID PLUS                   CASH                               CASH                                   CASH
  POLICY     INTEREST        CASH       SURR        DEATH       CASH       SURR        DEATH         CASH         SURR        DEATH
    YEAR        AT 5%       VALUE      VALUE      BENEFIT      VALUE      VALUE      BENEFIT        VALUE        VALUE      BENEFIT
       1       12,758      10,311        425    1,000,000     10,947      1,062    1,000,000       11,584        1,699    1,000,000
       2       26,153      20,356     10,470    1,000,000     22,264     12,378    1,000,000       24,248       14,363    1,000,000
       3       40,218      30,116     20,230    1,000,000     33,942     24,057    1,000,000       38,079       28,194    1,000,000
       4       54,986      39,568     30,177    1,000,000     45,973     36,581    1,000,000       53,173       43,782    1,000,000
       5       70,493      48,684     39,787    1,000,000     58,338     49,441    1,000,000       69,631       60,734    1,000,000
       6       86,775      57,430     49,027    1,000,000     71,016     62,613    1,000,000       87,556       79,153    1,000,000
       7      103,872      65,757     57,849    1,000,000     83,968     76,060    1,000,000      107,055       99,146    1,000,000
       8      121,823      73,603     66,189    1,000,000     97,142     89,728    1,000,000      128,232      120,818    1,000,000
       9      140,671      80,885     73,965    1,000,000    110,464    103,544    1,000,000      151,190      144,270    1,000,000
      10      160,462      87,511     81,085    1,000,000    123,850    117,424    1,000,000      176,038      169,613    1,000,000
      11      181,243      93,994     88,062    1,000,000    138,140    132,209    1,000,000      204,095      198,164    1,000,000
      12      203,063      99,772     95,324    1,000,000    152,394    147,946    1,000,000      234,551      230,102    1,000,000
      13      225,973     104,587    101,621    1,000,000    166,511    163,545    1,000,000      267,619      264,653    1,000,000
      14      250,030     108,304    106,821    1,000,000    180,371    178,888    1,000,000      303,543      302,060    1,000,000
      15      275,289     110,748    110,748    1,000,000    193,815    193,815    1,000,000      342,592      342,592    1,000,000
      16      301,810     111,680    111,680    1,000,000    206,630    206,630    1,000,000      385,058      385,058    1,000,000
      17      329,658     110,777    110,777    1,000,000    218,521    218,521    1,000,000      431,269      431,269    1,000,000
      18      358,899     107,608    107,608    1,000,000    229,102    229,102    1,000,000      481,604      481,604    1,000,000
      19      389,601     101,642    101,642    1,000,000    237,898    237,898    1,000,000      536,556      536,556    1,000,000
      20      421,839      92,227     92,227    1,000,000    244,370    244,370    1,000,000      596,797      596,797    1,000,000
      21      455,688      78,665     78,665    1,000,000    247,915    247,915    1,000,000      663,256      663,256    1,000,000
      22      491,230      60,253     60,253    1,000,000    247,856    247,856    1,000,000      737,205      737,205    1,000,000
      23      528,549      36,141     36,141    1,000,000    243,408    243,408    1,000,000      820,350      820,350    1,000,000
      24      567,734       5,223      5,223    1,000,000    233,590    233,590    1,000,000      914,969      914,969    1,000,000
      25      608,878         (*)        (*)          (*)    217,083    217,083    1,000,000    1,022,913    1,022,913    1,037,848
      26      652,080         (*)        (*)          (*)    192,063    192,063    1,000,000    1,142,002    1,142,002    1,157,946
      27      697,441         (*)        (*)          (*)    156,006    156,006    1,000,000    1,272,935    1,272,935    1,289,853
      28      745,071         (*)        (*)          (*)    105,407    105,407    1,000,000    1,416,701    1,416,701    1,434,538
      29      795,082         (*)        (*)          (*)     35,430     35,430    1,000,000    1,574,330    1,574,330    1,593,009
      30      847,594         (*)        (*)          (*)        (*)        (*)          (*)    1,746,897    1,746,897    1,766,317

ASSUMPTIONS:

(1)  NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2)  GUARANTEED VALUES REFLECT GUARANTEED COST OF INSURANCE CHARGES.

(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN THE PROSPECTUS APPENDIX.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY NATIONWIDE LIFE OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.


*Denotes lapse without additional premium payments

               $14,000 ANNUAL PREMIUM: $1,000,000 SPECIFIED AMOUNT
                   MALE: NON-TOBACCO: PREFERRED ISSUE: AGE 55
                  FEMALE: NON-TOBACCO: PREFERRED ISSUE: AGE 55

                           OPTION 2 GUARANTEED VALUES

                                  0% HYPOTHETICAL                     6% HYPOTHETICAL                      12% HYPOTHETICAL
                              GROSS INVESTMENT RETURN             GROSS INVESTMENT RETURN              GROSS INVESTMENT RETURN
             PREMIUMS
            PAID PLUS                   CASH                               CASH                                   CASH
  POLICY     INTEREST        CASH       SURR        DEATH       CASH       SURR        DEATH         CASH         SURR        DEATH
    YEAR        AT 5%       VALUE      VALUE      BENEFIT      VALUE      VALUE      BENEFIT        VALUE        VALUE      BENEFIT
       1       14,700      11,979      1,654    1,011,948     12,715      2,390    1,012,683       13,452        3,127    1,013,418
       2       30,135      23,665     13,340    1,023,574     25,876     15,551    1,025,776       28,175       17,850    1,028,065
       3       46,342      35,036     24,711    1,034,858     39,473     29,148    1,039,269       44,270       33,945    1,044,038
       4       63,359      46,065     36,257    1,045,774     53,496     43,688    1,053,149       61,849       52,041    1,061,437
       5       81,227      56,722     47,429    1,056,292     67,925     58,633    1,067,392       81,026       71,734    1,080,368
       6       99,988      66,963     58,187    1,066,371     82,730     73,954    1,081,965      101,918       93,141    1,100,936
       7      119,688      76,735     68,475    1,075,958     97,865     89,605    1,096,820      124,637      116,377    1,123,242
       8      140,372      85,963     78,219    1,084,982    113,261    105,518    1,111,887      149,289      141,545    1,147,376
       9      162,090      94,553     87,326    1,093,349    128,825    121,598    1,127,067      175,964      168,736    1,173,415
      10      184,895     102,398     95,687    1,100,953    144,444    137,733    1,142,246      204,750      198,038    1,201,426
      11      208,840     110,254    104,059    1,108,714    161,069    154,874    1,158,604      237,105      230,910    1,233,188
      12      233,982     117,134    112,487    1,115,492    177,580    172,934    1,174,817      272,000      267,354    1,267,390
      13      260,381     122,900    119,803    1,121,152    193,820    190,722    1,190,729      309,553      306,455    1,304,138
      14      288,100     127,401    125,852    1,125,542    209,604    208,055    1,206,153      349,873      348,324    1,343,527
      15      317,205     130,435    130,435    1,128,463    224,690    224,690    1,220,846      393,032      393,032    1,385,611
      16      347,765     131,737    131,737    1,129,651    238,753    238,753    1,234,482      439,036      439,036    1,430,378
      17      379,853     130,956    130,956    1,128,757    251,362    251,362    1,246,631      487,798      487,798    1,477,722
      18      413,546     127,635    127,635    1,125,327    261,952    261,952    1,256,726      539,106      539,106    1,527,407
      19      448,923     121,239    121,239    1,118,827    269,844    269,844    1,264,090      592,635      592,635    1,579,086
      20      486,070     111,194    111,194    1,108,688    274,279    274,279    1,267,967      647,978      647,978    1,632,323
      21      525,073      96,900     96,900    1,094,292    274,444    274,444    1,267,543      704,663      704,663    1,686,618
      22      566,027      77,714     77,714    1,075,000    269,486    269,486    1,261,971      762,172      762,172    1,741,422
      23      609,028      53,116     53,116    1,050,330    258,507    258,507    1,250,357      819,921      819,921    1,796,117
      24      654,179      22,538     22,538    1,019,716    240,504    240,504    1,231,704      877,206      877,206    1,849,960
      25      701,588         (*)        (*)          (*)    214,266    214,266    1,204,806      933,075      933,075    1,901,962
      26      751,368         (*)        (*)          (*)    178,282    178,282    1,168,164      986,234      986,234    1,950,782
      27      803,636         (*)        (*)          (*)    130,723    130,723    1,119,956    1,034,990    1,034,990    1,994,682
      28      858,518         (*)        (*)          (*)     69,373     69,373    1,057,944    1,077,207    1,077,207    2,031,477
      29      916,144         (*)        (*)          (*)        (*)        (*)          (*)    1,110,453    1,110,453    2,058,683
      30      976,651         (*)        (*)          (*)        (*)        (*)          (*)    1,132,114    1,132,114    2,073,628

ASSUMPTIONS:

(1)  NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2)  GUARANTEED VALUES REFLECT GUARANTEED COST OF INSURANCE CHARGES.

(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN THE PROSPECTUS APPENDIX.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY NATIONWIDE LIFE OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.


*Denotes lapse without additional premium payments

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors
Nationwide Life Insurance Company:


We have audited the accompanying consolidated balance sheets of Nationwide Life Insurance Company and subsidiaries (collectively the Company), a wholly owned subsidiary of Nationwide Financial Services, Inc., as of December 31, 1997 and 1996, and the related consolidated statements of income, shareholder's equity and cash flows for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nationwide Life Insurance Company and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.



                                                    KPMG Peat Marwick LLP


Columbus, Ohio
January 30, 1998

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

                           Consolidated Balance Sheets

                            (in millions of dollars)


                                                                                                   December 31,
                                                                                        -----------------------------------
                                        ASSETS                                                1997               1996
                                        ------
                                                                                        -----------------   ---------------
Investments:
  Securities available-for-sale, at fair value:
    Fixed maturity securities                                                               $13,204.1           $12,304.6
    Equity securities                                                                            80.4                59.1
  Mortgage loans on real estate, net                                                          5,181.6             5,272.1
  Real estate, net                                                                              311.4               265.8
  Policy loans                                                                                  415.3               371.8
  Other long-term investments                                                                    25.2                28.7
  Short-term investments                                                                        358.4                 4.8
                                                                                           ----------           ---------
                                                                                             19,576.4            18,306.9
                                                                                           ----------           ---------

Cash                                                                                            175.6                43.8
Accrued investment income                                                                       210.5               210.2
Deferred policy acquisition costs                                                             1,665.4             1,366.5
Investment in subsidiaries classified as discontinued operations                                  -                 485.7
Other assets                                                                                    438.4               426.5
Assets held in Separate Accounts                                                             37,724.4            26,926.7
                                                                                           ----------           ---------
                                                                                            $59,790.7           $47,766.3
                                                                                           ==========           =========

                         LIABILITIES AND SHAREHOLDER'S EQUITY
                         ------------------------------------

Future policy benefits and claims                                                           $18,702.8           $17,600.6
Other liabilities                                                                               885.6             1,101.1
Liabilities related to Separate Accounts                                                     37,724.4            26,926.7
                                                                                           ----------           ---------
                                                                                             57,312.8            45,628.4
                                                                                           ----------           ---------

Commitments and contingencies (notes 7 and 13)

Shareholder's equity:
  Common stock, $1 par value.  Authorized 5.0 million shares;
    3.8 million shares issued and outstanding                                                     3.8                 3.8
  Additional paid-in capital                                                                    914.7               527.9
  Retained earnings                                                                           1,312.3             1,432.6
  Unrealized gains on securities available-for-sale, net                                        247.1               173.6
                                                                                           ----------           ---------
                                                                                              2,477.9             2,137.9
                                                                                           ----------           ---------
                                                                                            $59,790.7           $47,766.3
                                                                                           ==========           =========



See accompanying notes to consolidated financial statements.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

                        Consolidated Statements of Income

                            (in millions of dollars)


                                                                                        Years ended December 31,
                                                                              ---------------------------------------------
                                                                                  1997            1996           1995
                                                                              -------------   -------------  --------------

Revenues:
  Investment product and universal life insurance product policy charges       $   545.2       $   400.9      $   286.6
  Traditional life insurance premiums                                              205.4           198.6          199.1
  Net investment income                                                          1,409.2         1,357.8        1,294.0
  Realized gains (losses) on investments                                            11.1            (0.3)          (1.7)
  Other                                                                             46.5            35.9           20.7
                                                                              ----------      ----------     ----------
                                                                                 2,217.4         1,992.9        1,798.7
                                                                              ----------      ----------     ----------
Benefits and expenses:
  Interest credited to policyholder account balances                             1,016.6           982.3          950.3
  Other benefits and claims                                                        178.2           178.3          165.2
  Policyholder dividends on participating policies                                  40.6            41.0           39.9
  Amortization of deferred policy acquisition costs                                167.2           133.4           82.7
  Other operating expenses                                                         384.9           342.4          273.0
                                                                              ----------      ----------     ----------
                                                                                 1,787.5         1,677.4        1,511.1
                                                                              ----------      ----------     ----------

    Income from continuing operations before federal income tax expense            429.9           315.5          287.6

Federal income tax expense                                                         150.2           110.9           99.8
                                                                              ----------      ----------     ----------

    Income from continuing operations                                              279.7           204.6          187.8

Income from discontinued operations (less federal income tax expense
  of $4.5 and $7.4 in 1996 and 1995, respectively)                                   -              11.3           24.7
                                                                              ----------      ----------     ----------

    Net income                                                                 $   279.7       $   215.9      $   212.5
                                                                              ==========      ==========     ==========

See accompanying notes to consolidated financial statements.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

                 Consolidated Statements of Shareholder's Equity

                            (in millions of dollars)


                                                                                          Unrealized
                                                                                            gains
                                                                                           (losses)
                                                           Additional                   on securities       Total
                                                Common       paid-in       Retained       available-    shareholder's
                                                 stock       capital       earnings     for-sale, net       equity
                                              ----------- ------------- -------------- ---------------- -------------
December 31, 1994                                 $3.8       $ 606.2       $1,378.2         $(119.7)       $1,868.5

  Capital contribution                             -            51.0            -              (4.1)           46.9
  Net income                                       -             -            212.5             -             212.5
  Dividends to shareholder                         -             -             (7.5)            -              (7.5)
  Unrealized gains on securities available-
    for-sale, net                                  -             -              -             508.1           508.1
                                              --------      --------       --------        --------       ---------
December 31, 1995                                  3.8         657.2        1,583.2           384.3          2628.5

  Net income                                       -             -            215.9             -             215.9
  Dividends to shareholder                         -          (129.3)        (366.5)          (39.8)         (535.6)
  Unrealized losses on securities available-
    for-sale, net                                  -             -              -            (170.9)         (170.9)
                                              --------      --------       --------        --------       ---------
December 31, 1996                                  3.8         527.9        1,432.6           173.6         2,137.9

  Capital contribution                             -           836.8            -               -             836.8
  Net income                                       -             -            279.7             -             279.7
  Dividends to shareholder                         -          (450.0)        (400.0)            -            (850.0)
  Unrealized gains on securities available-
    for-sale, net                                  -             -              -              73.5            73.5
                                              --------      --------       --------        --------       ---------
December 31, 1997                                 $3.8       $ 914.7       $1,312.3         $ 247.1        $2,477.9
                                              ========      ========       ========        ========       =========




See accompanying notes to consolidated financial statements.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

                      Consolidated Statements of Cash Flows

                            (in millions of dollars)


                                                                                           Years ended December 31,
                                                                                ----------------------------------------------
                                                                                     1997           1996            1995
                                                                                ------------------------------ ---------------

Cash flows from operating activities:
  Net income                                                                     $    279.7      $   215.9       $   212.5
  Adjustments to reconcile net income to net cash provided by operating activities:
      Interest credited to policyholder account balances                            1,016.6          982.3           950.3
      Capitalization of deferred policy acquisition costs                            (487.9)        (422.6)         (321.3)
      Amortization of deferred policy acquisition costs                               167.2          133.4            82.7
      Amortization and depreciation                                                    (2.0)           7.0            10.2
      Realized (gains) losses on invested assets, net                                 (11.1)          (0.3)            3.3
      (Increase) decrease in accrued investment income                                 (0.3)           2.8           (16.9)
      (Increase) decrease in other assets                                             (12.7)         (38.9)           39.9
      (Decrease) increase in policy liabilities                                       (23.1)        (151.0)          123.9
      Increase in other liabilities                                                   230.6          191.4            27.0
      Other, net                                                                      (10.9)         (61.7)            1.8
                                                                                -----------      ---------        --------
        Net cash provided by operating activities                                   1,146.1          858.3         1,113.4
                                                                                -----------      ---------        --------

Cash flows from investing activities:
  Proceeds from maturity of securities available-for-sale                             993.4        1,162.8           634.6
  Proceeds from sale of securities available-for-sale                                 574.5          299.6           107.3
  Proceeds from maturity of fixed maturity securities held-to-maturity                  -              -             564.4
  Proceeds from repayments of mortgage loans on real estate                           437.3          309.0           207.8
  Proceeds from sale of real estate                                                    34.8           18.5            48.3
  Proceeds from repayments of policy loans and sale of other invested assets           22.7           22.8            53.6
  Cost of securities available-for-sale acquired                                   (2,828.1)      (1,573.6)       (1,942.4)
  Cost of fixed maturity securities held-to-maturity acquired                           -              -            (593.6)
  Cost of mortgage loans on real estate acquired                                     (752.2)        (972.8)         (796.0)
  Cost of real estate acquired                                                        (24.9)          (7.9)          (10.9)
  Policy loans issued and other invested assets acquired                              (62.5)         (57.7)          (75.9)
  Short-term investments, net                                                        (354.8)          28.0            77.8
                                                                                -----------      ---------        --------
        Net cash used in investing activities                                      (1,959.8)        (771.3)       (1,725.0)
                                                                                -----------      ---------        --------

Cash flows from financing activities:
  Proceeds from capital contributions                                                 836.8            -               -
  Cash dividends paid                                                                   -            (50.0)           (7.5)
  Increase in investment product and universal life insurance
    product account balances                                                        2,488.5        1,781.8         1,883.7
  Decrease in investment product and universal life insurance
    product account balances                                                       (2,379.8)      (1,784.5)       (1,258.7)
                                                                                -----------      ---------        --------
        Net cash provided by (used in) financing activities                           945.5          (52.7)          617.5
                                                                                -----------      ---------        --------
Net increase in cash                                                                  131.8           34.3             5.9

Cash, beginning of year                                                                43.8            9.5             3.6
                                                                                -----------      ---------        --------

Cash, end of year                                                                $    175.6      $    43.8       $     9.5
                                                                                ===========      =========       =========

See accompanying notes to consolidated financial statements.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

                   Notes to Consolidated Financial Statements

                        December 31, 1997, 1996 and 1995


(1)      ORGANIZATION AND DESCRIPTION OF BUSINESS

         Prior to January 27, 1997, Nationwide Life Insurance Company (NLIC) was wholly owned by Nationwide Corporation (Nationwide Corp.). On that date, Nationwide Corp. contributed the outstanding shares of NLIC's common stock to Nationwide Financial Services, Inc. (NFS), a holding company formed by Nationwide Corp. in November 1996 for NLIC and the other companies within the Nationwide Insurance Enterprise that offer or distribute long-term savings and retirement products. On March 11 1997, NFS completed an initial public offering of its Class A common stock.

         During 1996 and 1997, Nationwide Corp. and NFS completed certain transactions in anticipation of the initial public offering that focused the business of NFS on long-term savings and retirement products. On September 24, 1996, NLIC declared a dividend payable to Nationwide Corp. on January 1, 1997 consisting of the outstanding shares of common stock of certain subsidiaries that do not offer or distribute long-term savings or retirement products. In addition, during 1996, NLIC entered into two reinsurance agreements whereby all of NLIC's accident and health and group life insurance business was ceded to two affiliates effective January 1, 1996. These subsidiaries, through December 31, 1996, and all accident and health and group life insurance business have been accounted for as discontinued operations for all periods presented. See notes 11 and 15. Additionally, NLIC paid $900.0 million of dividends, $50.0 million to Nationwide Corp. on December 31, 1996 and $850.0 million to NFS, which then made an equivalent dividend to Nationwide Corp., on February 24, 1997.

         NFS contributed $836.8 million to the capital of NLIC during March
         1997.

         Wholly owned subsidiaries of NLIC include Nationwide Life and Annuity Insurance Company (NLAIC), Nationwide Advisory Services, Inc., Nationwide Investment Services Corporation and NWE, Inc. NLIC and its subsidiaries are collectively referred to as "the Company."

         The Company is a leading provider of long-term savings and retirement products. The Company is subject to regulation by the Insurance Departments of states in which it is licensed, and undergoes periodic examinations by those departments.

(2)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         The significant accounting policies followed by the Company that materially affect financial reporting are summarized below. The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles, which differ from statutory accounting practices prescribed or permitted by regulatory authorities. Annual Statements for NLIC and NLAIC, filed with the Department of Insurance of the State of Ohio (the Department), are prepared on the basis of accounting practices prescribed or permitted by the Department. Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners (NAIC), as well as state laws, regulations and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed. The Company has no material permitted statutory accounting practices.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued

         In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses for the reporting period. Actual results could differ significantly from those estimates.

         The most significant estimates include those used in determining deferred policy acquisition costs, valuation allowances for mortgage loans on real estate and real estate investments and the liability for future policy benefits and claims. Although some variability is inherent in these estimates, management believes the amounts provided are adequate.

         (a)  CONSOLIDATION POLICY

              The consolidated financial statements include the accounts of NLIC and its wholly owned subsidiaries. Subsidiaries that are classified and reported as discontinued operations are not consolidated but rather are reported as "Investment in subsidiaries classified as discontinued operations" in the accompanying consolidated balance sheets and "Income from discontinued operations" in the accompanying consolidated statements of income. All significant intercompany balances and transactions have been eliminated.

         (b)  VALUATION OF INVESTMENTS AND RELATED GAINS AND LOSSES

              The Company is required to classify its fixed maturity securities and equity securities as either held-to-maturity, available-for-sale or trading. Fixed maturity securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity and are stated at amortized cost. Fixed maturity securities not classified as held-to-maturity and all equity securities are classified as available-for-sale and are stated at fair value, with the unrealized gains and losses, net of adjustments to deferred policy acquisition costs and deferred federal income tax, reported as a separate component of shareholder's equity. The adjustment to deferred policy acquisition costs represents the change in amortization of deferred policy acquisition costs that would have been required as a charge or credit to operations had such unrealized amounts been realized. The Company has no fixed maturity securities classified as held-to-maturity or trading as of December 31, 1997 or 1996.

              Mortgage loans on real estate are carried at the unpaid principal balance less valuation allowances. The Company provides valuation allowances for impairments of mortgage loans on real estate based on a review by portfolio managers. The measurement of impaired loans is based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the fair value of the collateral, if the loan is collateral dependent. Loans in foreclosure and loans considered to be impaired are placed on non-accrual status. Interest received on non-accrual status mortgage loans on real estate is included in interest income in the period received.

              Real estate is carried at cost less accumulated depreciation and valuation allowances. Other long-term investments are carried on the equity basis, adjusted for valuation allowances. Impairment losses are recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount.

              Realized gains and losses on the sale of investments are determined on the basis of specific security identification. Estimates for valuation allowances and other than temporary declines are included in realized gains and losses on investments.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued


         (c)  REVENUES AND BENEFITS

              INVESTMENT PRODUCTS AND UNIVERSAL LIFE INSURANCE PRODUCTS:
              Investment products consist primarily of individual and group variable and fixed annuities. Universal life insurance products include universal life insurance, variable universal life insurance and other interest-sensitive life insurance policies. Revenues for investment products and universal life insurance products consist of net investment income, asset fees, cost of insurance, policy administration and surrender charges that have been earned and assessed against policy account balances during the period. Policy benefits and claims that are charged to expense include interest credited to policy account balances and benefits and claims incurred in the period in excess of related policy account balances.

              TRADITIONAL LIFE INSURANCE PRODUCTS: Traditional life insurance products include those products with fixed and guaranteed premiums and benefits and consist primarily of whole life insurance, limited-payment life insurance, term life insurance and certain annuities with life contingencies. Premiums for traditional life insurance products are recognized as revenue when due. Benefits and expenses are associated with earned premiums so as to result in recognition of profits over the life of the contract. This association is accomplished by the provision for future policy benefits and the deferral and amortization of policy acquisition costs.

         (d)  DEFERRED POLICY ACQUISITION COSTS

              The costs of acquiring new business, principally commissions, certain expenses of the policy issue and underwriting department and certain variable sales expenses have been deferred. For investment products and universal life insurance products, deferred policy acquisition costs are being amortized with interest over the lives of the policies in relation to the present value of estimated future gross profits from projected interest margins, asset fees, cost of insurance, policy administration and surrender charges. For years in which gross profits are negative, deferred policy acquisition costs are amortized based on the present value of gross revenues. Deferred policy acquisition costs are adjusted to reflect the impact of unrealized gains and losses on fixed maturity securities available-for-sale as described in note 2(b). For traditional life insurance products, these deferred policy acquisition costs are predominantly being amortized with interest over the premium paying period of the related policies in proportion to the ratio of actual annual premium revenue to the anticipated total premium revenue. Such anticipated premium revenue was estimated using the same assumptions as were used for computing liabilities for future policy benefits.

         (e)  SEPARATE ACCOUNTS

              Separate Account assets and liabilities represent contractholders' funds which have been segregated into accounts with specific investment objectives. For all but $365.5 million of separate account assets, the investment income and gains or losses of these accounts accrue directly to the contractholders. The activity of the Separate Accounts is not reflected in the consolidated statements of income and cash flows except for the fees the Company receives.

         (f)  FUTURE POLICY BENEFITS

              Future policy benefits for investment products in the accumulation phase, universal life insurance and variable universal life insurance policies have been calculated based on participants' contributions plus interest credited less applicable contract charges.

              Future policy benefits for traditional life insurance policies have been calculated using a net level premium method based on estimates of mortality, morbidity, investment yields and withdrawals which were used or which were being experienced at the time the policies were issued, rather than the assumptions prescribed by state regulatory authorities. See note 4.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued


         (g)  PARTICIPATING BUSINESS

              Participating business represents approximately 50% in 1997 (52% in 1996 and 54% in 1995) of the Company's life insurance in force, 77% in 1997 (78% in 1996 and 79% in 1995) of the number of life insurance policies in force, and 27% in 1997 (40% in 1996 and 47% in 1995) of life insurance statutory premiums. The provision for policyholder dividends is based on current dividend scales and is included in "Future policy benefits and claims" in the accompanying consolidated balance sheets.

         (h)  FEDERAL INCOME TAX

              The Company files a consolidated federal income tax return with Nationwide Mutual Insurance Company (NMIC), the majority shareholder of Nationwide Corp. The members of the consolidated tax return group have a tax sharing arrangement which provides, in effect, for each member to bear essentially the same federal income tax liability as if separate tax returns were filed.

              The Company utilizes the asset and liability method of accounting for income tax. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under this method, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce the deferred tax assets to the amounts expected to be realized.

         (i)  REINSURANCE CEDED

              Reinsurance premiums ceded and reinsurance recoveries on benefits and claims incurred are deducted from the respective income and expense accounts. Assets and liabilities related to reinsurance ceded are reported on a gross basis. All of the Company's accident and health and group life insurance business is ceded to affiliates and is accounted for as discontinued operations. See notes 11 and 15.

         (j)  RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

              STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 130 - REPORTING COMPREHENSIVE INCOME was issued in June 1997 and is effective for fiscal years beginning after December 15, 1997. The statement establishes standards for reporting and display of comprehensive income and its components in a full set of financial statements. Comprehensive income includes all changes in equity during a period except those resulting from investments by shareholders and distributions to shareholders and includes net income. Comprehensive income would be reported in addition to earnings amounts currently presented. The Company will adopt the statement and begin reporting comprehensive income in the first quarter of 1998.

         (k)  RECLASSIFICATION

              Certain items in the 1996 and 1995 consolidated financial statements have been reclassified to conform to the 1997 presentation.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued




(3)      INVESTMENTS

         The amortized cost, gross unrealized gains and losses and estimated fair value of securities available-for-sale as of December 31, 1997 and 1996 were:

                                                                                     Gross         Gross
                                                                    Amortized     unrealized    unrealized     Estimated
             (in millions of dollars)                                 cost           gains        losses       fair value
                                                                 --------------  ------------  -------------  ------------
             December 31, 1997:
               Fixed maturity securities:
                 U.S. Treasury securities and obligations of U.S.
                   government corporations and agencies            $     305.1    $     8.6      $    -        $     313.7
                 Obligations of states and political subdivisions          1.6          -             -                1.6
                 Debt securities issued by foreign governments            93.3          2.7          (0.2)            95.8
                 Corporate securities                                  8,698.7        355.5         (11.5)         9,042.7
                 Mortgage-backed securities                            3,634.2        118.6          (2.5)         3,750.3
                                                                  ------------    ---------     ---------      -----------
                     Total fixed maturity securities                  12,732.9        485.4         (14.2)        13,204.1
               Equity securities                                          67.8         12.9          (0.3)            80.4
                                                                  ------------    ---------     ---------      -----------
                                                                   $  12,800.7    $   498.3      $  (14.5)     $  13,284.5
                                                                  ============    =========     =========      ===========

             December 31, 1996:
               Fixed maturity securities:
                 U.S. Treasury securities and obligations of U.S.
                   government corporations and agencies            $     275.7    $     4.8      $   (1.3)     $     279.2
                 Obligations of states and political subdivisions          6.2          0.5           -                6.7
                 Debt securities issued by foreign governments           100.7          2.1          (0.9)           101.9
                 Corporate securities                                  7,999.3        285.9         (33.7)         8,251.5
                 Mortgage-backed securities                            3,589.0         91.4         (15.1)         3,665.3
                                                                  ------------    ---------     ---------      -----------
                     Total fixed maturity securities                  11,970.9        384.7         (51.0)        12,304.6
               Equity securities                                          43.9         15.6          (0.4)            59.1
                                                                  ------------    ---------     ---------      -----------
                                                                   $  12,014.8    $   400.3      $  (51.4)     $  12,363.7
                                                                  ============    =========     =========      ===========


         The amortized cost and estimated fair value of fixed maturity securities available-for-sale as of December 31, 1997, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.


                                                                                 Amortized        Estimated
             (in millions of dollars)                                               cost          fair value
                                                                              --------------      ----------
             Fixed maturity securities available for sale:
               Due in one year or less                                            $     419.2      $     422.1
               Due after one year through five years                                  4,573.5          4,708.4
               Due after five years through ten years                                 2,772.6          2,879.7
               Due after ten years                                                    1,333.4          1,443.6
                                                                                  -----------      -----------
                                                                                      9,098.7          9,453.8
             Mortgage-backed securities                                               3,634.2          3,750.3
                                                                                  -----------      -----------
                                                                                  $  12,732.9      $  13,204.1
                                                                                  ===========      ===========

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued


         The components of unrealized gains on securities available-for-sale, net, were as follows as of December 31:


             (in millions of dollars)                                                1997          1996
                                                                                 -----------     ----------
             Gross unrealized gains                                                 $ 483.8        $349.0
             Adjustment to deferred policy acquisition costs                         (103.7)        (81.9)
             Deferred federal income tax                                             (133.0)        (93.5)
                                                                                   --------       -------
                                                                                    $ 247.1        $173.6
                                                                                   ========       =======

         An analysis of the change in gross unrealized gains (losses) on securities available-for-sale and fixed maturity securities held-to-maturity follows for the years ended December 31:


             (in millions of dollars)                                         1997          1996           1995
                                                                          -----------   -------------   -----------
             Securities available-for-sale:
               Fixed maturity securities                                      $137.5       $(289.2)       $876.3
               Equity securities                                                (2.7)          8.9           -
             Fixed maturity securities held-to-maturity                          -             -            75.6
                                                                             -------       -------       -------
                                                                              $134.8       $(280.3)      $ 951.9
                                                                             =======       =======       =======

         Proceeds from the sale of securities available-for-sale during 1997, 1996 and 1995 were $574.5 million, $299.6 million and $107.3 million, respectively. During 1997, gross gains of $9.9 million ($6.6 million and $4.8 million in 1996 and 1995, respectively) and gross losses of $18.0 million ($6.9 million and $2.1 million in 1996 and 1995, respectively) were realized on those sales. In addition, gross gains of $15.1 million and gross losses of $0.7 million were realized in 1997 when the Company paid a dividend to NFS, which then made an equivalent dividend to Nationwide Corp., consisting of securities having an aggregate fair value of $850.0 million.

         During 1995, the Company transferred fixed maturity securities classified as held-to-maturity with amortized cost of $25.4 million to available-for-sale securities due to evidence of a significant deterioration in the issuer's creditworthiness. The transfer of those fixed maturity securities resulted in a gross unrealized loss of $3.5 million.

         As permitted by the Financial Accounting Standards Board's Special Report, A GUIDE TO IMPLEMENTATION OF STATEMENT 115 ON ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES, issued in November 1995, the Company transferred nearly all of its fixed maturity securities previously classified as held-to-maturity to available-for-sale. As of December 14, 1995, the date of transfer, the fixed maturity securities had amortized cost of $3.32 billion, resulting in a gross unrealized gain of $155.9 million.

         The recorded investment of mortgage loans on real estate considered to be impaired as of December 31, 1997 was $19.9 million ($51.8 million as of December 31, 1996), which includes $3.9 million ($41.7 million as of December 31, 1996) of impaired mortgage loans on real estate for which the related valuation allowance was $0.1 million ($8.5 million as of December 31, 1996) and $16.0 million ($10.1 million as of December 31,
         1996) of impaired mortgage loans on real estate for which there was no valuation allowance. During 1997, the average recorded investment in impaired mortgage loans on real estate was approximately $31.8 million ($39.7 million in 1996) and interest income recognized on those loans was $1.0 million ($2.1 million in 1996), which is equal to interest income recognized using a cash-basis method of income recognition.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued


         Activity in the valuation allowance account for mortgage loans on real estate is summarized for the years ended December 31:

             (in millions of dollars)                                               1997          1996
                                                                                ------------- -------------
             Allowance, beginning of year                                            $51.0         $49.1
               (Reductions) additions charged to operations                           (1.2)          4.5
               Direct write-downs charged against the allowance                       (7.3)         (2.6)
                                                                                    ------        ------
             Allowance, end of year                                                  $42.5         $51.0
                                                                                    ======        ======

         Real estate is presented at cost less accumulated depreciation of $45.1 million as of December 31, 1997 ($30.3 million as of December 31, 1996) and valuation allowances of $11.1 million as of December 31, 1997 ($15.2 million as of December 31, 1996).

         Investments that were non-income producing for the twelve month period preceding December 31, 1997 amounted to $19.4 million ($26.8 million for 1996) and consisted of $3.0 million ($0.2 million in 1996) in securities available-for-sale, $16.4 million ($20.6 million in 1996) in real estate and none ($5.9 million in 1996) in other long-term investments.

         An analysis of investment income by investment type follows for the years ended December 31:

             (in millions of dollars)                                      1997             1996           1995
                                                                        -----------      ---------      ---------
             Gross investment income:
               Securities available-for-sale:
                 Fixed maturity securities                                $  911.6        $  917.1       $  685.8
                 Equity securities                                             0.8             1.3            1.3
               Fixed maturity securities held-to-maturity                      -               -            201.8
               Mortgage loans on real estate                                 457.7           432.8          395.5
               Real estate                                                    42.9            44.3           38.3
               Short-term investments                                         22.7             4.2           10.6
               Other                                                          21.0             4.0            7.2
                                                                          --------        --------       --------
                   Total investment income                                 1,456.7         1,403.7        1,340.5
             Less investment expenses                                         47.5            45.9           46.5
                                                                          --------        --------       --------
                   Net investment income                                  $1,409.2        $1,357.8       $1,294.0
                                                                          ========        ========       ========

         An analysis of realized gains (losses) on investments, net of valuation allowances, by investment type follows for the years ended December 31:

             (in millions of dollars)                                       1997            1996           1995
                                                                         ---------       ---------       --------
             Securities available-for-sale:
               Fixed maturity securities                                    $ 3.6           $(3.5)         $ 4.2
               Equity securities                                              2.7             3.2            3.4
             Mortgage loans on real estate                                    1.6            (4.1)          (7.1)
             Real estate and other                                            3.2             4.1           (2.2)
                                                                           ------          ------         ------
                                                                            $11.1           $(0.3)         $(1.7)
                                                                           ======          ======         ======

         Fixed maturity securities with an amortized cost of $6.2 million as of December 31, 1997 and 1996 were on deposit with various regulatory agencies as required by law.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued


(4)      FUTURE POLICY BENEFITS AND CLAIMS

         The liability for future policy benefits for investment contracts represents approximately 86% and 87% of the total liability for future policy benefits as of December 31, 1997 and 1996, respectively. The average interest rate credited on investment product policies was approximately 6.1%, 6.3% and 6.6% for the years ended December 31, 1997, 1996 and 1995, respectively.

         The liability for future policy benefits for traditional life insurance policies has been established based upon the following assumptions:

              INTEREST RATES: Interest rates vary by issue year and were 6.9% and 6.6% in 1997 and 1996, respectively. Interest rates have generally ranged from 6.0% to 10.5% for previous issue years.

              WITHDRAWALS: Rates, which vary by issue age, type of coverage and policy duration, are based on Company experience.

              MORTALITY: Mortality and morbidity rates are based on published tables, modified for the Company's actual experience.

         The Company has entered into a reinsurance contract to cede a portion of its general account individual annuity business to The Franklin Life Insurance Company (Franklin). Total recoveries due from Franklin were $220.2 million and $240.5 million as of December 31, 1997 and 1996, respectively. The contract is immaterial to the Company's results of operations. The ceding of risk does not discharge the original insurer from its primary obligation to the policyholder. Under the terms of the contract, Franklin has established a trust as collateral for the recoveries. The trust assets are invested in investment grade securities, the market value of which must at all times be greater than or equal to 102% of the reinsured reserves.

         The Company has reinsurance agreements with certain affiliates as described in note 11. All other reinsurance agreements are not material to either premiums or reinsurance recoverables.


(5)      FEDERAL INCOME TAX

         The Company's current federal income tax liability was $60.1 million and $30.2 million as of December 31, 1997 and 1996, respectively.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued


         The tax effects of temporary differences that give rise to significant components of the net deferred tax liability as of December 31, 1997 and 1996 are as follows:

             (in millions of dollars)                                        1997            1996
                                                                          ----------      ----------
             Deferred tax assets:
               Future policy benefits                                       $200.1          $183.0
               Liabilities in Separate Accounts                              242.0           188.4
               Mortgage loans on real estate and real estate                  19.0            23.4
               Other assets and other liabilities                             59.2            53.7
                                                                           -------          ------
                 Total gross deferred tax assets                             520.3           448.5
                 Less valuation allowance                                     (7.0)           (7.0)
                                                                           -------          ------
                 Net deferred tax assets                                     513.3           441.5
                                                                           -------          ------

             Deferred tax liabilities:
               Deferred policy acquisition costs                             480.5           399.3
               Fixed maturity securities                                     193.3           133.2
               Deferred tax on realized investment gains                      40.1            37.6
               Equity securities and other long-term investments               7.5             8.2
               Other                                                          22.2            25.4
                                                                           -------          ------
                 Total gross deferred tax liabilities                        743.6           603.7
                                                                           -------          ------
                 Net deferred tax liability                                 $230.3          $162.2
                                                                           =======          ======

         In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion of the total gross deferred tax assets will not be realized. Nearly all future deductible amounts can be offset by future taxable amounts or recovery of federal income tax paid within the statutory carryback period. There has been no change in the valuation allowance for the years ended December 31, 1997, 1996 and 1995.

         Federal income tax expense attributable to income from continuing operations for the years ended December 31 was as follows:

           (in millions of dollars)                                   1997            1996            1995
                                                                   ---------       ---------       ---------
           Currently payable                                         $121.7          $116.5           $88.7
           Deferred tax expense (benefit)                              28.5            (5.6)           11.1
                                                                     ------          ------          ------
                                                                     $150.2          $110.9           $99.8
                                                                     ======          ======          ======

         Total federal income tax expense for the years ended December 31, 1997, 1996 and 1995 differs from the amount computed by applying the U.S. federal income tax rate to income before tax as follows:

                                                           1997                     1996                     1995
                                                   ----------------------   ----------------------   ----------------------
         (in millions of dollars)                     Amount        %          Amount        %          Amount        %
                                                   ----------------------   ------------- --------   ------------- --------
         Computed (expected) tax expense               $150.5      35.0         $110.4      35.0         $100.6      35.0
         Tax exempt interest and dividends
           received deduction                             -         0.0           (0.2)     (0.1)           -         0.0
         Other, net                                      (0.3)     (0.1)           0.7       0.3           (0.8)     (0.3)
                                                       ------      ----         ------      ----         ------      ----
             Total (effective rate of each year)       $150.2      34.9         $110.9      35.2         $ 99.8      34.7
                                                       ======      ====         ======      ====         ======      ====

         Total federal income tax paid was $91.8 million, $115.8 million and $51.8 million during the years ended December 31, 1997, 1996 and 1995, respectively.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued


(6)      FAIR VALUE OF FINANCIAL INSTRUMENTS

         The following disclosures summarize the carrying amount and estimated fair value of the Company's financial instruments. Certain assets and liabilities are specifically excluded from the disclosure requirements of financial instruments. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

         The fair value of a financial instrument is defined as the amount at which the financial instrument could be exchanged in a current transaction between willing parties. In cases where quoted market prices are not available, fair value is to be based on estimates using present value or other valuation techniques. Many of the Company's assets and liabilities subject to the disclosure requirements are not actively traded, requiring fair values to be estimated by management using present value or other valuation techniques. These techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Although fair value estimates are calculated using assumptions that management believes are appropriate, changes in assumptions could cause these estimates to vary materially. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in the immediate settlement of the instruments.

         Although insurance contracts, other than policies such as annuities that are classified as investment contracts, are specifically exempted from the disclosure requirements, estimated fair value of policy reserves on life insurance contracts is provided to make the fair value disclosures more meaningful.

         The tax ramifications of the related unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

         The following methods and assumptions were used by the Company in estimating its fair value disclosures:

              FIXED MATURITY AND EQUITY SECURITIES: The fair value for fixed maturity securities is based on quoted market prices, where available. For fixed maturity securities not actively traded, fair value is estimated using values obtained from independent pricing services or, in the case of private placements, is estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investments. The fair value for equity securities is based on quoted market prices.

              MORTGAGE LOANS ON REAL ESTATE, NET: The fair value for mortgage loans on real estate is estimated using discounted cash flow analyses, using interest rates currently being offered for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations. Fair value for mortgage loans in default is the estimated fair value of the underlying collateral.

              POLICY LOANS, SHORT-TERM INVESTMENTS AND CASH: The carrying amount reported in the consolidated balance sheets for these instruments approximates their fair value.

              SEPARATE ACCOUNT ASSETS AND LIABILITIES: The fair value of assets held in Separate Accounts is based on quoted market prices. The fair value of liabilities related to Separate Accounts is the amount payable on demand, which includes certain surrender charges.

              INVESTMENT CONTRACTS: The fair value for the Company's liabilities under investment type contracts is disclosed using two methods. For investment contracts without defined maturities, fair value is the amount payable on demand. For investment contracts with known or determined maturities, fair value is estimated using discounted cash flow analysis. Interest rates used are similar to currently offered contracts with maturities consistent with those remaining for the contracts being valued.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued


              POLICY RESERVES ON LIFE INSURANCE CONTRACTS: Included are disclosures for individual life insurance, universal life insurance and supplementary contracts with life contingencies for which the estimated fair value is the amount payable on demand. Also included are disclosures for the Company's limited payment policies, which the Company has used discounted cash flow analyses similar to those used for investment contracts with known maturities to estimate fair value.

              COMMITMENTS TO EXTEND CREDIT: Commitments to extend credit have nominal fair value because of the short-term nature of such commitments. See note 13.

           Carrying amount and estimated fair value of financial instruments subject to disclosure requirements and policy reserves on life insurance contracts were as follows as of December 31:


                                                                         1997                              1996
                                                             ------------------------------   -------------------------------
                                                                Carrying      Estimated          Carrying       Estimated
               (in millions of dollars)                          amount       fair value          amount        fair value
                                                             ------------------------------   --------------- ---------------

               Assets:
                 Investments:
                   Securities available-for-sale:
                     Fixed maturity securities                  $13,204.1      $13,204.1         $12,304.6       $12,304.6
                     Equity securities                               80.4           80.4              59.1            59.1
                   Mortgage loans on real estate, net             5,181.6        5,509.7           5,272.1         5,397.9
                   Policy loans                                     415.3          415.3             371.8           371.8
                   Short-term investments                           358.4          358.4               4.8             4.8
                 Cash                                               175.6          175.6              43.8            43.8
                 Assets held in Separate Accounts                37,724.4       37,724.4          26,926.7        26,926.7

               Liabilities:
                 Investment contracts                            14,708.2       14,322.1          13,914.4        13,484.5
                 Policy reserves on life insurance contracts      3,345.4        3,182.4           3,392.8         3,197.5
                 Liabilities related to Separate Accounts        37,724.4       36,747.0          26,926.7        26,164.2




(7)      RISK DISCLOSURES

         The following is a description of the most significant risks facing life insurers and how the Company mitigates those risks:

         LEGAL/REGULATORY RISK: The risk that changes in the legal or regulatory environment in which an insurer operates will result in increased competition, reduce demand for a company's products, or create additional expenses not anticipated by the insurer in pricing its products. The Company mitigates this risk by offering a wide range of products and by operating throughout the United States, thus reducing its exposure to any single product or jurisdiction, and also by employing underwriting practices which identify and minimize the adverse impact of this risk.

         CREDIT RISK: The risk that issuers of securities owned by the Company or mortgagors on mortgage loans on real estate owned by the Company will default or that other parties, including reinsurers, which owe the Company money, will not pay. The Company minimizes this risk by adhering to a conservative investment strategy, by maintaining reinsurance and credit and collection policies and by providing for any amounts deemed uncollectible.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued


         INTEREST RATE RISK: The risk that interest rates will change and cause a decrease in the value of an insurer's investments. This change in rates may cause certain interest-sensitive products to become uncompetitive or may cause disintermediation. The Company mitigates this risk by charging fees for non-conformance with certain policy provisions, by offering products that transfer this risk to the purchaser, and/or by attempting to match the maturity schedule of its assets with the expected payouts of its liabilities. To the extent that liabilities come due more quickly than assets mature, an insurer would have to borrow funds or sell assets prior to maturity and potentially recognize a gain or loss.

         FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK: The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business through management of its investment portfolio. These financial instruments include commitments to extend credit in the form of loans. These instruments involve, to varying degrees, elements of credit risk in excess of amounts recognized on the consolidated balance sheets.

         Commitments to fund fixed rate mortgage loans on real estate are agreements to lend to a borrower, and are subject to conditions established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a deposit. Commitments extended by the Company are based on management's case-by-case credit evaluation of the borrower and the borrower's loan collateral. The underlying mortgage property represents the collateral if the commitment is funded. The Company's policy for new mortgage loans on real estate is to lend no more than 75% of collateral value. Should the commitment be funded, the Company's exposure to credit loss in the event of nonperformance by the borrower is represented by the contractual amounts of these commitments less the net realizable value of the collateral. The contractual amounts also represent the cash requirements for all unfunded commitments. Commitments on mortgage loans on real estate of $341.4 million extending into 1998 were outstanding as of December 31, 1997. The Company also had $63.9 million of commitments to purchase fixed maturity securities outstanding as of December 31, 1997.

         SIGNIFICANT CONCENTRATIONS OF CREDIT RISK: The Company grants mainly commercial mortgage loans on real estate to customers throughout the United States. The Company has a diversified portfolio with no more than 20% (21% in 1996) in any geographic area and no more than 2% (2% in 1996) with any one borrower as of December 31, 1997. As of December 31, 1997, 46% (44% in 1996) of the remaining principal balance of the Company's commercial mortgage loan portfolio financed retail properties.

         The Company had a significant reinsurance recoverable balance from one reinsurer as of December 31, 1997 and 1996. See note 4.

(8)      PENSION PLAN

         The Company is a participant, together with other affiliated companies, in a pension plan covering all employees who have completed at least one year of service. Benefits are based upon the highest average annual salary of a specified number of consecutive years of the last ten years of service. The Company funds pension costs accrued for direct employees plus an allocation of pension costs accrued for employees of affiliates whose work efforts benefit the Company.

         Effective January 1, 1995, the plan was amended to provide enhanced benefits for participants who met certain eligibility requirements and elected early retirement no later than March 15, 1995. The entire cost of the enhanced benefit was borne by NMIC and certain of its property and casualty insurance company affiliates.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued


         Effective December 31, 1995, the Nationwide Insurance Companies and Affiliates Retirement Plan was merged with the Farmland Mutual Insurance Company Employees' Retirement Plan and the Wausau Insurance Companies Pension Plan to form the Nationwide Insurance Enterprise Retirement Plan (the Retirement Plan). Immediately prior to the merger, the plans were amended to provide consistent benefits for service after January 1, 1996. These amendments had no significant impact on the accumulated benefit obligation or projected benefit obligation as of December 31, 1995.

         Pension costs charged to operations by the Company during the years ended December 31, 1997, 1996 and 1995 were $7.5 million, $7.4 million and $10.5 million, respectively.

         The Company had no net accrued pension expense as of December 31, 1997 ($1.1 million as of December 31, 1996).

         The net periodic pension cost for the Retirement Plan as a whole for the years ended December 31, 1997 and 1996 and for the Nationwide Insurance Companies and Affiliates Retirement Plan as a whole for the year ended December 31, 1995 follows:

              (in millions of dollars)                                   1997             1996              1995
                                                                     -----------      -----------       -----------

              Service cost (benefits earned during the period)        $   77.3         $   75.5          $   64.5
              Interest cost on projected benefit obligation              118.6            105.5              95.3
              Actual return on plan assets                              (328.0)          (210.6)           (249.3)
              Net amortization and deferral                              196.4            101.8             143.4
                                                                      --------         --------          --------
                                                                      $   64.3         $   72.2          $   53.9
                                                                      ========         ========          ========

         Basis for measurements, net periodic pension cost:


                                                                        1997             1996              1995
                                                                    -----------      -----------       -----------

              Weighted average discount rate                           6.50%            6.00%             7.50%
              Rate of increase in future compensation levels           4.75%            4.25%             6.25%
              Expected long-term rate of return on plan assets         7.25%            6.75%             8.75%

         Information regarding the funded status of the Retirement Plan as a whole as of December 31, 1997 and 1996 follows:

              (in millions of dollars)                                           1997              1996
                                                                             -----------       -----------
              Accumulated benefit obligation:
                Vested                                                         $1,547.5          $1,338.6
                Nonvested                                                          13.5              11.1
                                                                               --------         ---------
                                                                               $1,561.0          $1,349.7
                                                                               ========         =========

              Net accrued pension expense:
                Projected benefit obligation for services rendered to date     $2,033.8          $1,847.8
                Plan assets at fair value                                       2,212.9           1,947.9
                                                                              ---------         ---------
                  Plan assets in excess of projected benefit obligation           179.1             100.1
                Unrecognized prior service cost                                    34.7              37.9
                Unrecognized net gains                                           (330.7)           (202.0)
                Unrecognized net asset at transition                               33.3              37.2
                                                                              ---------         ---------
                                                                              $   (83.6)        $   (26.8)
                                                                              =========         =========

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued


         Basis for measurements, funded status of plan:

                                                                                1997              1996
                                                                             -----------       -----------

              Weighted average discount rate                                   6.00%             6.50%
              Rate of increase in future compensation levels                   4.25%             4.75%

         Assets of the Retirement Plan are invested in group annuity contracts of NLIC and Employers Life Insurance Company of Wausau (ELICW).

(9)      POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

         In addition to the defined benefit pension plan, the Company, together with other affiliated companies, participates in life and health care defined benefit plans for qualifying retirees. Postretirement life and health care benefits are contributory and generally available to full time employees who have attained age 55 and have accumulated 15 years of service with the Company after reaching age 40. Postretirement health care benefit contributions are adjusted annually and contain cost-sharing features such as deductibles and coinsurance. In addition, there are caps on the Company's portion of the per-participant cost of the postretirement health care benefits. These caps can increase annually, but not more than three percent. The Company's policy is to fund the cost of health care benefits in amounts determined at the discretion of management. Plan assets are invested primarily in group annuity contracts of NLIC.

         The Company elected to immediately recognize its estimated accumulated postretirement benefit obligation (APBO), however, certain affiliated companies elected to amortize their initial transition obligation over periods ranging from 10 to 20 years.

         The Company's accrued postretirement benefit expense as of December 31, 1997 and 1996 was $36.5 million and $34.9 million, respectively, and the net periodic postretirement benefit cost (NPPBC) for 1997, 1996 and 1995 was $3.0 million, $3.3 million and $3.1 million, respectively.

         Information regarding the funded status of the plan as a whole as of December 31, 1997 and 1996 follows:


             (in millions of dollars)                                                         1997             1996
                                                                                          -----------       -----------
             Accrued postretirement benefit expense:
               Retirees                                                                    $   93.3          $   93.0
               Fully eligible, active plan participants                                        31.6              23.7
               Other active plan participants                                                 113.0              84.0
                                                                                           --------          --------
                 Accumulated postretirement benefit obligation                                237.9             200.7
               Plan assets at fair value                                                       69.2              63.0
                                                                                           --------          --------
                 Plan assets less than accumulated postretirement benefit obligation         (168.7)           (137.7)
               Unrecognized transition obligation of affiliates                                 1.5               1.7
               Unrecognized net losses (gains)                                                  1.6             (23.2)
                                                                                           --------          --------
                                                                                            $(165.6)          $(159.2)
                                                                                           ========          ========

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued


         The amount of NPPBC for the plan as a whole for the years ended December 31, 1997, 1996 and 1995 was as follows:

             (in millions of dollars)                            1997          1996          1995
                                                              -----------   ------------  ------------
             Service cost (benefits attributed to employee
               service during the year)                          $  7.0        $  6.5        $  6.2
             Interest cost on accumulated postretirement
               benefit obligation                                  14.0          13.7          14.2
             Actual return on plan assets                          (3.6)         (4.3)         (2.7)
             Amortization of unrecognized transition
               obligation of affiliates                             0.2           0.2           3.0
             Net amortization and deferral                         (0.5)          1.8          (1.6)
                                                                -------        ------        ------
                                                                  $17.1         $17.9         $19.1
                                                                =======        ======        ======

         Actuarial assumptions used for the measurement of the APBO and the NPPBC for 1997, 1996 and 1995 were as follows:

                                                                 1997          1996          1995
                                                              -----------   -----------   -----------
             APBO:
               Discount rate                                  6.70%         7.25%         6.75%
               Assumed health care cost trend rate:
                 Initial rate                                12.13%        11.00%        11.00%
                 Ultimate rate                                6.12%         6.00%         6.00%
                 Uniform declining period                   12 Years      12 Years      12 Years

             NPPBC:
               Discount rate                                  7.25%         6.65%         8.00%
               Long term rate of return on plan
                 assets, net of tax                           5.89%         4.80%         8.00%
               Assumed health care cost trend rate:
                 Initial rate                                11.00%        11.00%        10.00%
                 Ultimate rate                                6.00%         6.00%         6.00%
                 Uniform declining period                    12 Years      12 Years      12 Years

         For the plan as a whole, a one percentage point increase in the assumed health care cost trend rate would increase the APBO as of December 31, 1997 by $0.4 million and have no impact on the NPPBC for the year ended December 31, 1997.

(10) SHAREHOLDER'S EQUITY, REGULATORY RISK-BASED CAPITAL, RETAINED EARNINGS AND DIVIDEND RESTRICTIONS

         Ohio, NLIC's and NLAIC's state of domicile, imposes minimum risk-based capital requirements that were developed by the NAIC. The formulas for determining the amount of risk-based capital specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of the company's regulatory total adjusted capital, as defined by the NAIC, to its authorized control level risk-based capital, as defined by the NAIC. Companies below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. NLIC and NLAIC each exceed the minimum risk-based capital requirements.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued


         The statutory capital and surplus of NLIC as of December 31, 1997, 1996 and 1995 was $1.13 billion, $1.00 billion and $1.36 billion, respectively. The statutory net income of NLIC for the years ended December 31, 1997, 1996 and 1995 was $111.7 million, $73.2 million and $86.5 million, respectively.

         As a result of the $850.0 million dividend paid on February 24, 1997, any dividend paid by NLIC during the twelve-month period immediately following the $850.0 million dividend would be an extraordinary dividend under Ohio insurance laws. Accordingly, no such dividend could be paid without prior regulatory approval. The Company has no reason to believe that any reasonably foreseeable dividend to be paid by NLIC would not receive the required approval.

         In addition, the payment of dividends by NLIC may also be subject to restrictions set forth in the insurance laws of New York that limit the amount of statutory profits on NLIC's participating policies (measured before dividends to policyholders) that can inure to the benefit of the Company and its shareholder.

         The Company currently does not expect such regulatory requirements to impair its ability to pay operating expenses and shareholder dividends in the future.

(11)     TRANSACTIONS WITH AFFILIATES

         As part of the restructuring described in note 1, NLIC paid a dividend valued at $485.7 million to Nationwide Corp. on January 1, 1997 consisting of the outstanding shares of common stock of ELICW, National Casualty Company (NCC) and West Coast Life Insurance Company (WCLIC). Also, on February 24, 1997, NLIC paid a dividend to NFS, and NFS paid an equivalent dividend to Nationwide Corp., consisting of securities having an aggregate fair value of $850.0 million. The Company recognized a gain of $14.4 million on the transfer of securities.

         The Company leases office space from NMIC and certain of its subsidiaries. For the years ended December 31, 1997, 1996 and 1995, the Company made lease payments to NMIC and its subsidiaries of $8.4 million, $9.1 million and $9.0 million, respectively.

         Pursuant to a cost sharing agreement among NMIC and certain of its direct and indirect subsidiaries, including the Company, NMIC provides certain operational and administrative services, such as sales support, advertising, personnel and general management services, to those subsidiaries. Expenses covered by this agreement are subject to allocation among NMIC, the Company and other affiliates. Amounts allocated to the Company were $85.8 million, $101.6 million and $107.1 million in 1997, 1996 and 1995, respectively. The allocations are based on techniques and procedures in accordance with insurance regulatory guidelines. Measures used to allocate expenses among companies include individual employee estimates of time spent, special cost studies, salary expense, commissions expense and other methods agreed to by the participating companies that are within industry guidelines and practices. The Company believes these allocation methods are reasonable. In addition, the Company does not believe that expenses recognized under the inter-company agreements are materially different than expenses that would have been recognized had the Company operated on a stand alone basis. Amounts payable to NMIC from the Company under the cost sharing agreement were $20.5 million and $15.1 million as of December 31, 1997 and 1996, respectively.

         The Company also participates in intercompany repurchase agreements with affiliates whereby the seller will transfer securities to the buyer at a stated value. Upon demand or a stated period, the securities will be repurchased by the seller at the original sales price plus a price differential. Transactions under the agreements during 1997 and 1996 were not material. The Company believes that the terms of the repurchase agreements are materially consistent with what the Company could have obtained with unaffiliated parties.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued


         Intercompany reinsurance agreements exist between NLIC and, respectively, NMIC and ELICW whereby all of NLIC's accident and health and group life insurance business is ceded on a modified coinsurance basis. NLIC entered into the reinsurance agreements during 1996 because the accident and health and group life insurance business was unrelated to the Company's long-term savings and retirement products. Accordingly, the accident and health and group life insurance business has been accounted for as discontinued operations for all periods presented. Under modified coinsurance agreements, invested assets are retained by the ceding company and investment earnings are paid to the reinsurer. Under the terms of the Company's agreements, the investment risk associated with changes in interest rates is borne by ELICW or NMIC, as the case may be. Risk of asset default is retained by the Company, although a fee is paid by ELICW or NMIC, as the case may be, to the Company for the Company's retention of such risk. The agreements will remain in force until all policy obligations are settled. However, with respect to the agreement between NLIC and NMIC, either party may terminate the contract on January 1 of any year with prior notice. The ceding of risk does not discharge the original insurer from its primary obligation to the policyholder. The Company believes that the terms of the modified coinsurance agreements are consistent in all material respects with what the Company could have obtained with unaffiliated parties. Amounts ceded to NMIC and ELICW for the years ended December 31, 1997 and 1996 were:


                                                                   1997                          1996
                                                        ----------------------------  ----------------------------
             (in millions of dollars)                       NMIC          ELICW           NMIC          ELICW
                                                        -------------- -------------  ----------------------------
             Premiums                                       $ 91.4         $199.8         $ 97.3        $224.2
             Net investment income and other revenue        $ 10.7         $ 13.4         $ 10.9        $ 14.8
             Benefits, claims and other expenses            $100.7         $225.9         $100.5        $246.6


         The Company and various affiliates entered into agreements with Nationwide Cash Management Company (NCMC), an affiliate, under which NCMC acts as a common agent in handling the purchase and sale of short-term securities for the respective accounts of the participants. Amounts on deposit with NCMC were $211.0 million and $4.8 million as of December 31, 1997 and 1996, respectively, and are included in short-term investments on the accompanying consolidated balance sheets.

         On March 1, 1995, Nationwide Corp. contributed all of the outstanding shares of common stock of Farmland Life Insurance Company (Farmland) to NLIC. Farmland merged into WCLIC effective June 30, 1995. The contribution resulted in a direct increase to consolidated shareholder's equity of $46.9 million. As discussed in note 15, WCLIC is accounted for as discontinued operations.

         Certain annuity products are sold through three affiliated companies, which are also subsidiaries of NFS. Total commissions and fees paid to these affiliates for the three years ended December 31, 1997 were $66.1 million, $76.9 million and $57.3 million, respectively.

(12)     BANK LINES OF CREDIT

         In August 1996, NLIC, along with NMIC, entered into a $600.0 million revolving credit facility which provides for a $600.0 million loan over a five year term on a fully revolving basis with a group of national financial institutions. The credit facility provides for several and not joint liability with respect to any amount drawn by either NLIC or NMIC. NLIC and NMIC pay facility and usage fees to the financial institutions to maintain the revolving credit facility. All previously existing line of credit agreements were canceled. In September 1997, the credit agreement was amended to include NFS as a party to and borrower under the agreement.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued


(13)     CONTINGENCIES

         The Company is a defendant in various lawsuits. In the opinion of management, the effects, if any, of such lawsuits are not expected to be material to the Company's financial position or results of operations.

(14)     SEGMENT INFORMATION

         The Company has three product segments: Variable Annuities, Fixed Annuities and Life Insurance. The Variable Annuities segment consists of annuity contracts that provide the customer with the opportunity to invest in mutual funds managed by the Company and independent investment managers, with the investment returns accumulating on a tax-deferred basis. The Fixed Annuities segment consists of annuity contracts that generate a return for the customer at a specified interest rate, fixed for a prescribed period, with returns accumulating on a tax-deferred basis. The Fixed Annuities segment also includes the fixed option under the Company's variable annuity contracts. The Life Insurance segment consists of insurance products that provide a death benefit and may also allow the customer to build cash value on a tax-deferred basis. In addition, the Company reports corporate expenses and investments, and the related investment income supporting capital not specifically allocated to its product segments in a Corporate and Other segment. In addition, all realized gains and losses and investment management fees and other revenue earned from mutual funds, other than the portion allocated to the variable annuities and life insurance segments, are reported in the Corporate and Other segment.

         The following table summarizes revenues and income from continuing operations before federal income tax expense for the years ended December 31, 1997, 1996 and 1995 and assets as of December 31, 1997, 1996 and 1995, by segment.

              (in millions of dollars)                                         1997               1996             1995
                                                                           -------------      ------------     ------------
              Revenues:
                  Variable Annuities                                         $    404.0        $    284.6       $    189.1
                  Fixed Annuities                                               1,141.4           1,092.6          1,052.0
                  Life Insurance                                                  473.1             435.6            409.1
                  Corporate and Other                                             198.9             180.1            148.5
                                                                            -----------        ----------       ----------
                                                                             $  2,217.4        $  1,992.9       $  1,798.7
                                                                            ===========        ==========       ==========

              Income from continuing operations before federal income tax expense:
                  Variable Annuities                                         $    150.9        $     90.3       $     50.8
                  Fixed Annuities                                                 169.5             135.4            137.0
                  Life Insurance                                                   70.9              67.2             67.6
                  Corporate and Other                                              38.6              22.6             32.2
                                                                            -----------        ----------       ----------
                                                                             $    429.9        $    315.5       $    287.6
                                                                            ===========        ==========       ==========

              Assets:
                  Variable Annuities                                         $ 35,278.7        $ 25,069.7       $ 17,333.0
                  Fixed Annuities                                              14,436.3          13,994.7         13,250.4
                  Life Insurance                                                3,901.4           3,353.3          3,027.4
                  Corporate and Other                                           6,174.3           5,348.6          4,896.8
                                                                            -----------        ----------       ----------
                                                                             $ 59,790.7        $ 47,766.3       $ 38,507.6
                                                                            ===========        ==========       ==========

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued


(15)     DISCONTINUED OPERATIONS

         As discussed in note 1, NFS is a holding company for NLIC and certain other companies within the Nationwide Insurance Enterprise that offer or distribute long-term savings and retirement products. Prior to the contribution by Nationwide Corp. of the outstanding common stock of NLIC to NFS, NLIC effected certain transactions with respect to certain subsidiaries and lines of business that were unrelated to long-term savings and retirement products.

         On September 24, 1996, NLIC's Board of Directors declared a dividend payable to Nationwide Corp. on January 1, 1997 consisting of the outstanding shares of common stock of three subsidiaries: ELICW, NCC and WCLIC. ELICW writes group accident and health and group life insurance business and maintains it offices in Wausau, Wisconsin. NCC is a property and casualty company with offices in Scottsdale, Arizona that serves as a fronting company for a property and casualty subsidiary of NMIC. WCLIC writes high dollar term life insurance policies and is located in San Francisco, California. ELICW, NCC and WCLIC have been accounted for as discontinued operations in the accompanying consolidated financial statements through December 31, 1996. The Company did not recognize any gain or loss on the disposal of these subsidiaries.

         Also, during 1996, NLIC entered into two reinsurance agreements whereby all of NLIC's accident and health and group life insurance business was ceded to ELICW and NMIC, effective January 1, 1996. See note 11 for a complete discussion of the reinsurance agreements. The Company has discontinued its accident and health and group life insurance business and in connection therewith has entered into reinsurance agreements to cede all existing and any future writings to other affiliated companies. NLIC's accident and health and group life insurance business is accounted for as discontinued operations for all periods presented. The Company did not recognize any gain or loss on the disposal of the accident and health and group life insurance business. The assets, liabilities, results of operations and activities of discontinued operations are distinguished physically, operationally and for financial reporting purposes from the remaining assets, liabilities, results of operations and activities of the Company.

         A summary of the results of operations of discontinued operations for the years ended December 31, 1997, 1996 and 1995 is as follows:


             (in millions of dollars)                                               1997           1996          1995
                                                                                -------------- ------------- ------------

             Revenues                                                             $    -         $   668.9     $   776.9
             Net income                                                           $    -         $    11.3     $    24.7

         A summary of the assets and liabilities of discontinued operations as of December 31, 1997, 1996 and 1995 is as follows:

             (in millions of dollars)                                               1997           1996          1995
                                                                                -------------- ------------- -------------

             Assets, consisting primarily of investments                            $247.3        $3,288.5      $3,206.7
             Liabilities, consisting primarily of policy benefits and claims        $247.3        $2,802.8      $2,700.0

                           PART II - OTHER INFORMATION

                       CONTENTS OF REGISTRATION STATEMENT


This Pre-Effective Amendment No. 1 comprises the following papers and documents:


The facing sheet.

Cross-reference to items required by Form N-8B-2.

The prospectus consisting of 77 pages.

Representations and Undertakings.

The Signatures.



The following exhibits required by Forms N-8B-2 and S-6:


1.     Power of Attorney dated May 22, 1998                   Attached hereto.

2.     Resolution of the Depositor's Board of Directors       Included with the Registration Statement on Form N-8B-2 for
       authorizing the establishment of the Registrant,       the Nationwide VLI Separate Account-2 (File No. 811-5311),
       adopted                                                and is hereby incorporated by reference.

3.     Distribution Contracts                                 Underwriting or Distribution of contracts between the
                                                              Registrant and Principal Underwriter - Filed previously in connection with Registration Statement (SEC File No. 33-86408)
                                                              on November 14, 1994 and hereby incorporated by reference.

4.     Form of Security                                       Included with the Registration Statement on Form S-6 for the
                                                              Nationwide VLI Separate Account-2 ('33 Act File No. 33-63179,
                                                              '40 Act File No. 811-5311).

5.     Articles of Incorporation of Depositor                 Included with the Registration Statement on Form N-8B-2 for the Nationwide VLI Separate Account-2 (File No. 811-5311),
                                                              and is hereby incorporated by reference.

6.     Application Form of Security                           Included with the Registration Statement on Form S-6 for the
                                                              Nationwide VLI Separate Account-2 ('33 Act File No. 33-63179,
                                                              '40 Act File No. 811-5311).

7.     Opinion of Counsel                                     Included with the Registration Statement on Form N-8B-2 for the
                                                              Nationwide VLI Separate Account-4 ('33 Act File No. 333-52617,
                                                              '40 Act File No. 811-8301).

                          INDEPENDENT AUDITORS' CONSENT

The Board of Directors of Nationwide Life Insurance Company:





We consent to the use of our report included herein and to the reference to our firm under the heading "Experts" in the prospectus.




Columbus, Ohio
August 11, 1998                                            KPMG Peat Marwick LLP

REPRESENTATIONS AND UNDERTAKINGS

The Registrant and the Company hereby make the following representations and undertakings:

(a) This filing is made pursuant to Rules 6c-3 and 6e-3(T) under the Investment Company Act of 1940 (the "Act"). The Registrant and the Company elect to be governed by Rule 6e-3(T)(b)(13)(i)(A) under the Act with respect to the Policies described in the prospectus. The Policies have been designed in such a way as to qualify for the exemptive relief from various provisions of the Act afforded by Rule 6e-3(T).

(b) Paragraph (b) (13) (iii) (F) of Rule 6e-3(T) is being relied on for the deduction of the mortality and expense risk charges ("risk charges") assumed by the Company under the Policies. The Company represents that the risk charges are within the range of industry practice for comparable policies and reasonable in relation to all of the risks assumed by the issuer under the Policies. Actuarial memoranda demonstrating the reasonableness of these charges are maintained by the Company, and will be made available to the Securities and Exchange Commission (the "Commission") on request.

(c) The Company has concluded that there is a reasonable likelihood that the distribution financing arrangement of the separate account will benefit the separate account and the contractholders and will keep and make available to the Commission on request a memorandum setting forth the basis for this representation.

(d) The Company represents that the separate account will invest only in management investment companies which have undertaken to have a board of directors, a majority of whom are not interested persons of the company, formulate and approve any plan under Rule 12b-1 to finance distribution expenses.

(e) Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the Registrant hereby undertakes to file with the Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

(f) The fees and charges deducted under the Policy in the aggregate are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

                                   SIGNATURES


As required by the Securities Act of 1933, the Registrant, Nationwide VLI Separate Account - 4, has caused this Pre-Effective Amendment No. 1 to be signed on its behalf in the City of Columbus, and State of Ohio, on this 11th day of August, 1998.


                                              NATIONWIDE VLI SEPARATE ACCOUNT-4
                                              ----------------------------------
                                                         (Registrant)

                                              NATIONWIDE LIFE INSURANCE COMPANY
                                              ---------------------------------
                                                           (Sponsor)
(Seal)
Attest:

W. SIDNEY DRUEN                               By:       JOSEPH P. RATH
---------------                                  -------------------------------
W. Sidney Druen                                         Joseph P. Rath
Assistant Secretary                           Vice President - Office of Product
                                                     and Market Compliance


Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 1 has been signed below by the following persons in the capacities indicated on the 11th day of August, 1998.


              SIGNATURE                               TITLE

LEWIS J. ALPHIN                                      Director
--------------------------
Lewis J. Alphin

A. I. BELL                                           Director
--------------------------
A. I. Bell

KEITH W. ECKEL                                       Director
--------------------------
Keith W. Eckel

WILLARD J. ENGEL                                     Director
--------------------------
Willard J. Engel

FRED C. FINNEY                                       Director
--------------------------
Fred C. Finney

CHARLES L. FUELLGRAF, JR.                            Director
--------------------------
Charles L. Fuellgraf, Jr.

JOSEPH J. GASPER                                President and Chief
--------------------------                 Operating Office and Director
Joseph J. Gasper

DIMON R. McFERSON                       Chairman and Chief Executive Officer
--------------------------          Nationwide Insurance Enterprise and Director
Dimon R. McFerson

DAVID O. MILLER                          Chairman of the Board and Director
--------------------------
David O. Miller

YVONNE L. MONTGOMERY                                 Director
--------------------------
Yvonne L. Montgomery

ROBERT A. OAKLEY                             Executive Vice President-
--------------------------                    Chief Financial Officer
Robert A. Oakley

JAMES F. PATTERSON                                   Director
--------------------------
James F. Patterson

ARDEN L. SHISLER                                     Director
--------------------------
Arden L. Shisler

ROBERT L. STEWART                                    Director
--------------------------
Robert L. Stewart

NANCY C. THOMAS                                      Director
--------------------------
Nancy C. Thomas

HAROLD W. WEIHL                                      Director
--------------------------
Harold W. Weihl





      By: /s/JOSEPH P. RATH
  ----------------------------
             Joseph P. Rath
            Attorney-in-Fact